2024 PROXY STATEMENT



LINCOLN ELECTRIC

Notice of Annual Meeting of Shareholders

Items to be Voted on

1 To elect 12 Director Nominees named in this Proxy Statement to hold office until the 2025 Annual Meeting or until their successors are duly elected and qualified

2 To ratify the appointment of Ernst & Young LLP as Lincoln Electric's independent registered public accounting firm for the year ending December 31, 2024

3 To approve, on an advisory basis, the compensation of our named executive officers (NEOs)

By Order of the Board of Directors,

Shareholders of record at the closing of business on February 29, 2024, the record date, are entitled to vote at the Annual Meeting.

Your vote is very important! Please vote your shares promptly. We appreciate your continued confidence in Lincoln Electric!





Christopher L. Mapes
Executive Chair

Jennifer I. Ansberry
Executive Vice President, General Counsel and Secretary

Meeting Details



DATE & TIME

Friday, April 19, 2024
11:00 AM ET



PLACE

Online at www.virtualshareholder meeting.com/LECO2024



ACCESS & PARTICIPATION

Online at www.virtual shareholdermeeting.com/ LECO2024. You must have your 16-digit control number which is printed on your proxy card.

Submit pre-meeting questions online by visiting www.proxyvote.com before Monday, April 15, 2024 at 5:00 pm ET.

Important

We will begin mailing this proxy statement on or about March 18, 2024.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on April 19, 2024:

This Proxy Statement and the related form of proxy, along with our 2023 Annual Report on Form 10-K, are available free of charge at www.lincolnelectric.com/proxymaterials.

Table of Contents

Proxy Summary

LINCOLN ELECTRIC®

This section provides an overview of important items related to this Proxy Statement and the 2024 Annual Meeting. We encourage you to read the entire Proxy Statement for more information before voting.

Meeting Details

DATE
Friday, April 19, 2024

TIME
11:00 AM Eastern Time

PLACE
Online at www.virtualshareholder meeting.com/LECO2024

RECORD DATE
Shareholders of record at the close of business on February 29, 2024 are entitled to vote at the 2024 Annual Meeting.

How to Cast Your Vote

BY PHONE
Call 1-800-690-6903 by April 18, 2024

BY TABLET OR SMARTPHONE
Scan this QR code to vote with your mobile device by April 18, 2024

BY MAIL
Sign, date and return your proxy card or voting instruction form by April 18, 2024

BY INTERNET
Using your computer visit proxyvote.com until April 18, 2024 or vote online on April 19, 2024 during the Annual Meeting at: www.virtualshareholdermeeting.com/LECO2024

Voting Recommendation

	Proposals	Board Recommendation	Page
1	To elect 12 Director Nominees named in this Proxy Statement to hold office until the 2025 Annual Meeting or until their successors are duly elected and qualified	**FOR** each Director	20
2	To ratify the appointment of Ernst & Young LLP as Lincoln Electric's independent registered public accounting firm for the year ending December 31, 2024	**FOR**	105
3	To approve, on an advisory basis, the compensation of our named executive officers (NEOs)	**FOR**	107

Business Overview

Our Purpose:

OPERATING BY A HIGHER STANDARD TO BUILD A BETTER WORLD

Lincoln Electric is the world leader in the design, development and manufacture of arc welding solutions, automated joining, assembly and cutting systems, plasma and oxyfuel cutting equipment, and has a leading global position in brazing and soldering alloys.

We are recognized as The Welding Experts® for our leading materials science, software development, automation engineering, and application expertise, which advance customers' fabrication capabilities to help them build a better world. We leverage these strengths, our global presence and a broad distribution network to serve an array of customers across various end markets including general metal fabrication, energy, structural steel construction and infrastructure (commercial buildings and bridges), heavy industries (agricultural, mining, construction, rail equipment, and shipbuilding), as well as automotive/transportation.

Headquartered in Cleveland, Ohio, U.S.A., we operate 71 manufacturing and automation system integration facilities, as well as operations and joint ventures across 21 countries. Our solutions are distributed to customers in over 160 countries. In 2023, we generated a record $4.2 billion in sales.

FAST FACTS

Founded **1895**	Employees Worldwide **12,000**	LECO NASDAQ LISTED
Country Footprint/ Distribution **21/160+**	Manufacturing & Automation System Integration Facilities **71**	Corporate Headquarters **CLEVELAND, OH**
Broadest **SOLUTIONS PORTFOLIO GLOBALLY**	2023 Revenue **$4.2B**	ARC APPLICATION RESOURCE CENTER **40** World Wide
New Product[1] Vitality Index **42%**	Largest **COMMERCIAL & TECHNICAL TEAM**	

[1] Vitality index represents the percentage of 2023 sales from new products launched in the last five years. Excludes customized automation sales.

Our Global Footprint



LOCATIONS
- Global Headquarters Cleveland, Ohio USA
- Manufacturing
- Tech Center
- Sales

Business Overview (Continued)

Our Guiding Principle: The Golden Rule

TREAT OTHERS AS YOU WOULD LIKE TO BE TREATED

For nearly 130 years, we have achieved success through innovation and business practices that seek to align and generate superior value for all our stakeholders. Our long-term strategic initiatives and investments drive alignment by providing:

- Customers with market-leading solutions that are manufactured responsibly, operate safely and efficiently, and are supported by our superior technical application capabilities;
- Employees with an incentive and results-driven culture where engagement and professional growth and development is a priority;
- Suppliers with a shared commitment to responsible operations that are safe, compliant and efficient;
- Communities with a responsible and engaged partner who is focused on helping neighbors thrive; and
- Shareholders with above-market returns.

Our Higher Standard 2025 Strategy



We are executing on our long-term strategy, the **"Higher Standard 2025 Strategy"** ("2025 Strategy"), which focuses on accelerating sales growth, profitability and earnings performance from 2020 to 2025 by putting customers' needs first, enhancing employee development and engagement, further differentiating ourselves with innovative solutions, and advancing operational excellence. Our 2025 Sustainability strategy is integrated into each of these four key strategic areas of the business, which are highlighted below:

CUSTOMER FOCUSED:
Enhance our value proposition and the ease of doing business with us by leveraging our CRM system and investments in industry-segment market-facing teams, product portfolios and application resource centers.

EMPLOYEE DEVELOPMENT:
Improve opportunities for our employees to learn and grow through new development programs, resource groups, engagement initiatives, and enhanced HR systems and tools.

SOLUTIONS & VALUE:
Develop solutions that improve customers' ability to make their products better, safer and easier. Key initiatives include accelerating growth in automated solutions and additive services, enhanced software (IoT and AI), and designing greater efficiency and sustainability into new products.

OPERATIONAL EXCELLENCE:
Improve our quality, costs and processes by maximizing continuous improvement through our Lincoln Business System, further digitization of our operations and processes, and achievement of our sustainability goals.

Business Overview (Continued)

All of the 2025 Strategy's key financial targets are integrated into the Company's key short-term and long-term compensation metrics and are incorporated into the Chief Executive Officer (CEO) and executive leadership's individual annual compensation goals and further cascaded through the organization.

Key Financial Metrics	2025 Goal (2020 Baseline)	Short-Term Compensation Metrics	Long-Term Compensation Metrics
Sales CAGR (Volume, 2% price & acquisitions)	High single-digit to Low double-digit percent	✓[1]	
Average Adjusted Operating Income Margin	16% (+/- 150 bps)	✓[1] (Representative of EBITB)	
Adjusted Earnings per share CAGR	High-teens to Low 20%		✓[1] (Three-Year Cumulative Growth of Adjusted Net Income for Compensation Purposes)
Average Operating Working Capital Ratio	15% in 2025	✓[1]	
Average Adjusted Return on Invested Capital	18% to 20% (Top quartile performance vs. proxy peers)		✓[1]

1   Performance measures used in the design of the executive compensation program are defined in Appendix A

Our 2025 sustainability goals and initiatives are aligned across each peak of our 2025 Strategy and are incorporated in annual individual performance goals. Our sustainability initiatives focus on reducing our operational footprint through reduced emissions, lower energy intensity, greater conservation of natural resources, strong governance, increased diversity, equity and inclusion, enhanced employee development and engagement programming, and maintaining strong community partnerships.

Additionally, we are focused on advancing sustainability in our customers' operations and designing solutions to support decarbonization across the end markets we serve. Our product stewardship initiatives focus on improving the design, manufacture, packaging, and transportation of our products to improve customer safety, increase recyclability, and reduce our products' overall carbon footprint. Our application expertise and proprietary solutions are also at the forefront of supporting the expansion of clean technology by enabling the fabrication of renewable energy infrastructure and power generation, as well as the electrification of the transportation sector.

2025 Strategy Sustainability Goals

Goals reflect targeted 2025 performance versus our 2018 baseline:

SAFETY	GREENHOUSE GAS (GHG) EMISSIONS	ENERGY INTENSITY	RECYCLING	LANDFILL AVOIDANCE	WATER USE
52% REDUCTION (-10% YoY) Total Recordable Case Rates	**10%** REDUCTION (-1.5% YoY) Scope 1 and 2 GHG Emissions	**16%** REDUCTION (-2.5% YoY)	**80%** RATE (All Waste)	**97%** RATE	**14%** REDUCTION (-2.1% YoY)

2023 Performance Highlights

In 2023, we achieved record performance across key financial metrics including sales, adjusted operating income margin, adjusted earnings per share, cash flow from operations, and our adjusted return on invested capital. By focusing on employee safety and training, following our ''customer-first'' approach, operational excellence, and diligent cost management, we executed well and made strong progress towards our 2025 Strategy goals while delivering superior shareholder value.

Our industry-leading automation portfolio grew 53% in 2023 to $941 million in revenue and we are pacing to exceed our 2025 $1 billion revenue target on an accelerated timeline. The portfolio will continue to increase its profitability to achieve corporate average margin performance as we complete the integration of our 2022 acquisition of Fori Automation, LLC, and realize operational efficiencies from our Lincoln Business System.

We continued to invest in innovation for long-term growth and maintained a 57% vitality index among our standard equipment products and launched over 50 new product families in 2023. This included the development and launch of our new Velion™ DC fast charger for electric vehicles. Velion expands our portfolio of proprietary solutions that supports increased investments in clean tech products supporting the electrification of transportation and renewable energy infrastructure.

We made notable progress towards our 2025 Strategy sustainability targets. We achieved record safety, recycling, energy intensity, and water conservation performance in 2023, and continue to outperform our 2025 GHG emission reduction target. Our progress reflects our commitment to employee and community health and wellness and operational excellence across our manufacturing and automation assembly facilities worldwide.

These achievements were driven by the commitment, passion, and engagement of our 12,000 employees and their focus on achieving our strategic goals. Our 2023 global employee engagement survey reported record level engagement across our global organization and identified new initiatives that will help us reinforce our goal of being the employer of choice in our industry worldwide.

Our success demonstrates the effectiveness of our 2025 Strategy and a strong and aligned culture, which has resulted in an improved long-term competitive position and superior shareholder returns through the cycle.

2023 Financial Highlights

We achieved record performance in 2023 despite uneven end market demand trends, reflecting slow industrial activity in select international regions and a challenged U.S. residential sector. Strong momentum in capital spending and contributions from acquisitions resulted in an 11% increase in sales to a record $4.2 billion. We achieved strong operating income performance with an 80 basis point increase in our operating income margin to a record 17.1% versus the prior year. Operating leverage from 2% volume growth, effective cost management and benefits from our Lincoln Business System's operational initiatives generated our record profitability. We achieved a 74% increase in Cash flows from operations to a record $668 million and a 105% cash conversion ratio, reflecting increased profitability and working capital efficiencies as we began to normalize inventory levels. We also reported record Adjusted return on invested capital (ROIC) of 24.1%, demonstrating the effectiveness of our 2025 Strategy and our disciplined capital allocation approach.

NET SALES

	Reported	Organic Sales
$4.2B (Record)	**+11%** vs. 2022	**+4%** vs. 2022

OPERATING INCOME MARGIN (Reported & Adjusted)

17.1%

Reported +80 bps vs. 2022 (Record) | Adjusted +30 bps vs. 2022 (Record)

DILUTED EPS

Reported	Adjusted
$9.37 +17% vs. 2022 (Record)	**$9.41** +14% vs. 2022 (Record)

CASH FLOW FROM OPERATIONS

$668M

+74% vs. 2022 (Record)

AVERAGE OPERATING WORKING CAPITAL TO NET SALES RATIO

17.1%

380 bps improvement

RETURN ON INVESTED CAPITAL

Reported	Adjusted
24.0% (Record)	**24.1%** (Record)

28th
CONSECUTIVE DIVIDEND INCREASE
> **+11%**

NEW PRODUCT VITALITY INDEX
42%

See Appendix A for definitions and/or reconciliation of these metrics to results reported in accordance with GAAP. Performance measures used in the design of the executive compensation program are presented within the Compensation Discussion and Analysis section.

Our 2023 performance advances our progress towards our 2025 Strategy financial targets, with several metrics pacing at or above their 2025 target:

Key Financial Metrics	2025 Goal (vs. 2020 Baseline)	2020 to 2023 Progress
Sales CAGR (Volume, 2% price & acquisitions)	High single-digit to Low double-digit percent	12%
Average Adjusted Operating Income Margin	16% (+/- 150 bps)	15.3%
Adjusted Earnings per share CAGR	High-teens to Low 20%	31%
Average Operating Working Capital Ratio	15% in 2025	17.1% at 12/31/2023
Average Adjusted Return on Invested Capital	18% to 20% (Top quartile performance vs. proxy peers)	22.1%

2023 Shareholder Returns

We generated record cash flows in 2023 and returned $347 million to shareholders through our dividend program and share repurchases, while continuing to invest in internal growth initiatives and an acquisition. In addition, the Board approved the Company's 28th consecutive dividend increase, raising the dividend rate by 11%.



$347M **=** **$148M** **+** **$199M**

Returned to Shareholders in 2023 | In Dividends | In Share Repurchases

TOTAL SHAREHOLDER RETURN

+53% 1-Year | **+96%** 3-Year | **+202%** 5-Year

Sustainability Highlights
2023 Safety and Environmental Highlights

Safety, operational excellence and sustainability are a priority at Lincoln Electric and we strive to improve our performance annually to achieve our 2025 goals across these key safety and environmental metrics: our total recordable case rate safety metric, carbon emissions, energy intensity, recycling, and water use. Our performance to goal demonstrates continued structural improvements achieved in the business through our 2025 Strategy and our commitment to best-in-class performance.

	2025 Goal (vs. 2018 Baseline)	2023 Performance (vs. 2018 Baseline)
Safety (TRCR)	52% Reduction	38% Reduction
Greenhouse Gas Emissions (Absolute)	10% Reduction	16% Reduction
Energy Intensity (Gigajoules used/Hours worked)	16% Reduction	10% Reduction
Recycling (All Waste)	80% Rate	+310 bps to 76.5% Rate
Water Use (Absolute)	14% Reduction	25% Reduction

In 2023, Lincoln Electric was not only named among The Wall Street Journal's Management Top 250 ranking, but was also recognized by other awards for our leading ethical, environmental, social and governance practices, which align with our 2025 Strategy.















2023 Global Workforce Highlights

In executing our 2025 Strategy, we place a priority on social matters through:

- Global Workforce and Diversity and Inclusion Programs
- Employee Development & Training
- Community Engagement

Diversity Highlights



BOARD OF DIRECTORS	LEADERSHIP TEAM	NEOs	GLOBAL WORKFORCE	US WORKFORCE
42% Ethnic or Gender Diverse	33% Ethnic or Gender Diverse	60% Ethnic or Gender Diverse	20% Women	25% Racially or Ethnically Diverse

Employee Development & Training

One of the four peaks of our 2025 Strategy is focused directly on our employees' engagement and professional development because a highly-engaged workforce drives innovation, productivity and improved bottom-line results. One key area of engagement is our investment in training and development to ensure a strong succession pipeline and ample development opportunities to advance skills, knowledge and expertise to prepare our employees for future career opportunities.

Community Engagement

In 2023, we maintained our employee assistance program, supported our internal employee resource group initiatives and community engagement through our Lincoln Electric Foundation grants, our U.S. employee matching program for donations and volunteerism, in-kind gifts, sponsorship of key events, and the hosting of community and academic events at our facilities.

Corporate Governance Highlights

Lincoln Electric has a solid track record of integrity and corporate governance practices that promote thoughtful management by its officers and Board of Directors, facilitating profitable growth while strategically balancing risk to maximize shareholder value. The tables below summarize select Board and governance information and highlight certain information about the 12 Director Nominees that shareholders are being asked to elect at the 2024 Annual Meeting.

BOARD COMPOSITION AND PRACTICES			
Size of Board	12	Independent Directors meet without management	✓
Number of independent Directors	10	Director attendance at Board and committee meetings	>75%
Average age of Director Nominees	60		
Ethnically diverse Director Nominees	3	Mandatory retirement age (75)	✓
Number of Female Director Nominees	3*	Stock ownership guidelines for Directors	✓
Board meetings held in 2023	5	Annual Board and committee self-assessments	✓
New Directors in the last 5 years	5	Code of Conduct for Directors, officers & employees	✓
Average tenure (years) of Director Nominees	8		
Annual election of Directors	✓	Succession planning and implementation process	✓
Majority voting policy for Directors	✓	Strategy, ESG and risk management oversight	✓
Lead Independent Director	✓		
Number of fully independent Board committees	4	Corporate culture, D&I oversight	✓

*   The percentage of female Directors has been over 30% in recent years but will dip slightly below this year due to a director retirement and changes to the Board made to ensure the needs of the Company are met during an important period of leadership transition.

SHAREHOLDER PROTECTIONS		COMPENSATION PRACTICES	
One share, One vote standard	✓	Pay for Performance	✓
Dual-class common stock or Poison pill	✗	Annual Say-on-Pay Advisory Vote	✓
Cumulative voting	✗	Compensation aligned with strategic goals and individual performance	✓
Vote standard for Code of Regulations amendment	67%		
Shareholder right to call a special meeting	✓**	Incentive plans do not encourage excessive risk taking	✓
Annual election of Directors	✓	No excessive perquisites	✓
Majority voting policy for Directors	✓	Robust stock ownership guidelines for NEOs	✓
Lead Independent Director	✓	Clawback policy	✓
Executive sessions without management present	✓	Double-trigger change-in-control policy	✓
		Anti-hedging/pledging policy	✓
		CEO Pay Ratio	200:1

**   Special meetings can be called by shareholders holding at least 25% of the voting power

Corporate Governance Highlights (Continued)

ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG) POLICIES AND ENVIRONMENTAL GOALS	
Board oversight of ESG	✓
Compensation and Executive Development Committee oversight of human capital policies and practices, including corporate culture, and D&I	✓
Audit Committee oversight of environmental, health & safety matters	✓
Audit Committee oversight of information security and cybersecurity matters	✓
ESG performance incorporated into CEO's annual performance goals and compensation metrics (and other executives)	✓
Global Code of Conduct	✓
Human Rights Policy	✓
No-Harassment Policy	✓
Anti-Corruption Policy	✓
Supplier and Channel Partner Codes of Conduct	✓
Environmental, Health, Safety & Quality Policy	✓
Environment management system	✓
Long-term safety and environmental goals	✓
Aligned with select UN Sustainable Development Goals (SDGs)	✓
Sustainability Accounting Standards Board (SASB) Index	✓
CDP Submission	✓
Sustainability Report	✓

Director Nominees and Board Summary

PROPOSAL 1 | ELECTION OF 12 DIRECTORS TO SERVE UNTIL 2025 ANNUAL MEETING OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED

 **THE BOARD RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES. OUR NOMINATING AND CORPORATE GOVERNANCE COMMITTEE AND OUR BOARD OF DIRECTORS HAVE DETERMINED THAT EACH OF THE DIRECTOR NOMINEES POSSESSES THE RIGHT SKILLS, QUALIFICATIONS AND EXPERIENCE TO EFFECTIVELY OVERSEE LINCOLN ELECTRIC'S LONG-TERM BUSINESS STRATEGY**

See ''Proposal 1 – Election of Directors'' beginning on page 20 of this Proxy Statement.

You are being asked to vote on the election of twelve Director Nominees. Selected biographical information of each Director Nominee, as well as committee membership and committee chair information is listed below. Additional information can be found in the Director biographies under Proposal 1.

Name	Age	Director Since	Independent	Audit	Compensation & Executive Development	Nominating & Corporate Governance	Finance	Other Public Company Boards
Brian D. Chambers Chair, President and CEO, Owens Corning	57	2022	✓	●			●	1
Curtis E. Espeland (Lead Independent Director) Retired Executive Vice President and CFO, Eastman Chemical Company	59	2012	✓	●			●	1
Bonnie J. Fetch President – Distribution Business, Cummins Inc.	53	2023	✓	●			●	–
Patrick P. Goris Senior Vice President and CFO, Carrier Global Corporation	52	2018	✓	●		●		–
Steven B. Hedlund President and CEO, Lincoln Electric Holdings, Inc.	57	2024						–
Michael F. Hilton Retired President and CEO, Nordson Corporation	69	2015	✓		●	●		3
Marc A. Howze Former Senior Advisor, Office of the Chairman, Deere & Company	60	2023	✓		●		●	1
Kathryn Jo Lincoln Chair and CIO, Lincoln Institute of Land Policy	69	1995	✓		●	●		–
Christopher L. Mapes (Chair) Executive Chair, Lincoln Electric Holdings, Inc.	62	2010						3
Phillip J. Mason Retired President, EMEA Sector of Ecolab, Inc.	73	2013	✓		●		●	–
Ben P. Patel Chief Innovation and Science Officer, WestRock Company	56	2018	✓	●		●	●	–
Kellye L. Walker Executive Vice President and Chief Legal Counsel, Eastman Chemical Company	57	2020	✓		●	●		–

Name	Age	Director Since	Independent	Audit	Compensation & Executive Development	Nominating & Corporate Governance	Finance	Other Public Company Boards
RETIRING DIRECTOR								
Hellene S. Runtagh Retired President and CEO, Berwind Group	75	2001	✓		●	●		–

● Committee Member ● Committee Chair

Composition of Director Nominees

GENDER DIVERSITY



25% Gender Diverse

3
9

■ Women
■ Men

ETHNIC DIVERSITY



25% Ethnically Diverse

3
9

■ Ethnically Diverse
■ Not Ethnically Diverse

INDEPENDENCE



83% Independent

2
10

■ Non-Independent
■ Independent

TENURE OF INDEPENDENT DIRECTOR NOMINEES



8 Years Average Tenure

1
2
5
2

■ 0-5 Years
■ 6-9 Years
■ 10-14 Years
■ 15 Years or more

AGE OF INDEPENDENT DIRECTOR NOMINEES



60 Years Average Age

1
3
6

■ 50s
■ 60s
■ 70s

Ratification of Independent Registered Public Accounting Firm Summary

PROPOSAL 2 | RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL. OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS LINCOLN ELECTRIC'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2024.

See "Proposal 2—Ratification of Independent Registered Public Accounting Firm" beginning on page 105 of this Proxy Statement.

Executive Compensation Program Highlights

PROPOSAL 3 | APPROVAL, ON AN ADVISORY BASIS, OF NEO COMPENSATION

 THE BOARD RECOMMENDS A VOTE **FOR** THIS PROPOSAL. OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE **"FOR"** THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NEOS.

See ''Proposal 3—Approval, on an advisory basis, of NEO compensation'' beginning on page 107 of this Proxy Statement and ''Compensation Discussion and Analysis'' beginning on page 51 of this Proxy Statement.

We have a long history of driving an incentive management culture, emphasizing **pay for performance** to align compensation with the achievement of enterprise, segment and individual goals.

We believe our compensation program and practices provide an appropriate **balance** between profitability, cash flow and returns, on the one hand, and suitable levels of risk-taking, on the other. This balance, in turn, aligns compensation strategies with shareholder interests, as reflected by the consistently high level of shareholders voting for the compensation of our NEOs.

During 2023, the Company announced the planned retirement of Christopher L. Mapes as the Company's President and Chief Executive Officer, effective December 31, 2023, and the election of Steven B. Hedlund as President and Chief Executive Officer effective January 1, 2024.

2023 NAMED EXECUTIVE OFFICERS

The Compensation Discussion and Analysis (CD&A) provides information regarding our executive compensation program for the following NEOs in 2023:



Steven B. Hedlund

President and Chief Executive Officer (since January 1, 2024) Executive Vice President, Chief Operating Officer (through December 31, 2023)



Christopher L. Mapes

Executive Chair (since January 1, 2024) President and Chief Executive Officer (through December 31, 2023)



Gabriel Bruno

Executive Vice President, Chief Financial Officer and Treasurer



Jennifer I. Ansberry

Executive Vice President, General Counsel and Secretary



Michele R. Kuhrt

Executive Vice President, Chief Human Resources Officer

2023 EXECUTIVE COMPENSATION PRACTICES

What We Do		What We Don't Do	
We have long-term compensation programs focused on profitability, net income growth, ROIC and total shareholder returns	✓	We do not allow hedging or pledging of our shares	✗
We use targeted performance metrics to align pay with performance	✓	We do not reprice stock options and do not issue discounted stock options without shareholder approval	✗
We maintain stock ownership guidelines (5x base salary for CEO; 3x base salary for other NEOs)	✓	We do not provide excessive perquisites	✗
We have a shareholder-approved equity incentive plan	✓	We do not have multi-year guarantees for compensation increases	✗
We have a compliant clawback policy	✓		
We have a double-trigger change in control policy	✓		

2023 ELEMENTS OF EXECUTIVE COMPENSATION

Type	Component	Competitive Target
Fixed Compensation	Base Pay	• Generally targeted at the 45th percentile of market (below market) to place stronger emphasis on incentive compensation
Incentive-Based Compensation	Target Total Cash Compensation with Annual Bonus (EMIP)	• Generally targeted above the competitive market, so that target total cash compensation (base pay and annual bonus which incorporates financial targets and individual performance goals) is set at 65th percentile of market
	Long-Term Incentive Compensation	• Generally targeted at the 50th percentile of market (at market)

We use the following key performance measures in our short-term and long-term compensation programs.

Key Performance Metrics Tied to Executive Compensation		
Metric	Short-Term Compensation (Annual Bonus)	Long-Term Incentive Compensation Program (3-yr Performance Cycle)
Adjusted Revenue[1]	✓	
EBITB[1,2] (Adjusted earnings before interest, taxes and bonus)	✓	
Average Operating Working Capital to Sales[1] ratio	✓	
Individual performance (includes ESG-related metrics)[3]	✓	
Adjusted Net Income[1] growth		✓
Return on Invested Capital (ROIC)[1]		✓

1   Both consolidated and segment financial performance measures are used in the design of the executive compensation program and are defined in Appendix A. Adjusted Revenue for Compensation Purposes, EBITB, Average Operating Working Capital to Sales for Compensation Purposes, Adjusted Net Income for Compensation Purposes, and Return on Investment Capital for Compensation Purposes have discrete definitions relative to our executive compensation program.

2   EBITB is an internal measure that tracks our adjusted operating income.

3   Individual performance goals are set annually and a significant portion of our executive officers' individual performance goals are tied to one or more aspects of our 2025 Strategy including human capital and other ESG related matters.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS:

This Proxy Statement contains forward-looking statements, including statements regarding Lincoln Electric's strategy and current expectations as well as sustainability and other ESG-related strategies, commitments, targets and goals, within the meaning of applicable federal securities laws and regulations. These statements reflect management's current expectations and involve a number of risks and uncertainties. Forward-looking statements generally can be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "forecast," "guidance," "goal," "target" or words of similar meaning. Actual results (including the Company's performance with respect to any sustainability or other ESG-related targets and goals) may differ materially from such statements due to a variety of factors that could adversely affect the Company's operating results and ability to achieve its targets and goals. The factors include, but are not limited to: general economic, financial and market conditions; the effectiveness of operating initiatives; completion of planned divestitures; interest rates; disruptions, uncertainty or volatility in the credit markets that may limit our access to capital; currency exchange rates and devaluations; adverse outcome of pending or potential litigation; actual costs of the Company's rationalization plans; possible acquisitions, including the Company's ability to successfully integrate acquisitions; market risks and price fluctuations related to the purchase of commodities and energy; global regulatory complexity; the effects of changes in tax law; tariff rates in the countries where the Company conducts business; the Company's ability to achieve its sustainability and other ESG-related targets and goals for a variety of reasons, including, among others, (i) technical and operating factors, (ii) assumptions not being realized, (iii) the outcome of current and future scientific research efforts and technological developments, and (iv) evolving sustainability strategies and best practices, and the possible effects of events beyond our control, such as the impact of the Russia-Ukraine conflict, political unrest, acts of terror, natural disasters and pandemics, on the Company or its customers, suppliers and the economy in general. For additional discussion, see "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2023. These forward-looking statements speak only as of the date on which such statements were made, and we undertake no obligation to update these statements except as required by federal securities law. Forward-looking and other statements in this Proxy Statement regarding our sustainability and other ESG-related strategies, commitments, targets and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the Securities and Exchange Commission (SEC).

PROPOSAL 01

Election of Directors



YOUR BOARD RECOMMENDS A VOTE "FOR" EACH DIRECTOR NOMINEE.

DIRECTOR NOMINEES

Brian D. Chambers
Curtis E. Espeland
Bonnie J. Fetch
Patrick P. Goris
Steven B. Hedlund
Michael F. Hilton
Marc A. Howze
Kathryn Jo Lincoln
Christopher L. Mapes
Phillip J. Mason
Ben P. Patel
Kellye L. Walker

Our shareholders are being asked to **ELECT 12 DIRECTORS** to serve until the 2025 Annual Meeting or until their successors are duly elected and qualified. All of the Director Nominees, other than Ms. Fetch, who was appointed to the Board on July 20, 2023, Mr. Howze, who was appointed to the Board on October 17, 2023, and Mr. Hedlund, who was appointed to the Board effective January 1, 2024, have been previously elected by our shareholders. Each of the Director Nominees has agreed to stand for re-election. The biographies of our Director Nominees can be found in this section.

If any Director Nominee is unable to stand for election, the Board may provide for a lesser number of nominees or designate a substitute. In the latter event, shares represented by proxies solicited by the Directors may be voted for the substitute. We have no reason to believe that any of the nominees will be unable to stand for election.

Pursuant to the retirement policy contained in our Governance Guidelines, Ms. Runtagh is not being nominated for re-election and will retire as a Director effective as of the expiration of her term at the time of this year's Annual Meeting. We thank Ms. Runtagh for her many years of service to the Company.

HOW WE SELECT DIRECTOR NOMINEES

In evaluating Director candidates, including persons nominated by shareholders, the Nominating and Corporate Governance Committee expects that any candidate must have these minimum qualifications:

- Demonstrates character, integrity and judgment
- High-level managerial experience or experience dealing with complex business matters
- Ability to work effectively with others
- Sufficient time to devote to the affairs of Lincoln Electric

- Specialized experience and background that will add to the depth and breadth of the Board
- Independence as defined by the Nasdaq listing standards (for non-employee Directors)
- Financial literacy

We are also committed to having Director candidates that can provide perspective on the industry challenges that we face and our long-term commitment to a pay for performance culture. The Nominating and Corporate Governance Committee's process for identifying and evaluating nominees for Director includes annually discussing prospective Director specifications, which serve as the baseline to evaluate candidates. When recruiting new Director candidates, we may involve a recognized search firm, and the CEO and/or a member of the Nominating and Corporate Governance Committee (usually, the Chair) will contact the prospective director to gauge his or her interest and availability. The candidate will then meet with several members of the Board, including our Lead Independent Director. At the same time, references for the prospect will be contacted. A background check is generally completed before a final recommendation is made to the Board to elect a candidate to the Board.

During 2023, the Nominating and Corporate Governance Committee retained the search firm of Heidrick & Struggles to help identify director prospects, perform candidate outreach, assist in reference and background checks and provide other related services. The Board also used its own network of contacts in its search. For the director search in 2023, the Board targeted candidates who were active senior executives of public companies with diverse leadership experience in managing global businesses and operational excellence. Heidrick & Struggles recommended Ms. Fetch as a director candidate, and the Board determined that Ms. Fetch would provide the Board with executive operational and supply chain experience, among other attributes. A non-employee director recommended Mr. Howze as a director candidate, and the Board determined that Mr. Howze would provide the Board with operational, governance and organizational leadership experience, among other attributes. Both have extensive executive experience at large, global organizations. As an experienced executive officer of the Company, Mr. Hedlund understands the manufacturing industry and provides valuable insight as to our Company's global operations, people, products, markets, and strategic direction. The Board determined that Ms. Fetch, Mr. Howze and Mr. Hedlund possessed the desired capabilities and management experience, and each was appointed to the Board on July 20, 2023, October 17, 2023 and January 1, 2024, respectively.

Shareholders may nominate one or more persons for election as Director of Lincoln Electric. The process for doing so is set forth in the FAQs section of this Proxy Statement. Director candidates recommended by our shareholders will be considered by the Nominating and Corporate Governance Committee in accordance with the criteria outlined above. For this year, the window for such nominations closed on January 20, 2024.

Director Nominees' Skills, Experience and Background

Throughout 2023, the Nominating and Corporate Governance Committee reviewed the skills, qualifications and experience of each Director Nominee to ensure that each can effectively oversee our long-term business strategy. In addition, during 2023 the Nominating and Corporate Governance Committee thoroughly reviewed and refined the identified skills, experience and background desired of our Director Nominees. Through this process, the below skills are listed in order of priority, and have been thoughtfully defined in a manner that results in identifying Directors with more significant experience to help our stakeholders understand where the deeper experience lies. As shown below, our Director Nominees have a mix of skills and experience that we believe are relevant to the Company's long-term strategy and success.



12

Senior Leadership

This is a foundational expectation of all directors. Includes all directors who are current or former officers of public companies and larger private companies who were top management of the organization. Included directors should have comparable management responsibilities and experience.



11

Manufacturing and Industry

Includes all directors who have experience or expertise in manufacturing or dealing with LECO's end markets.



12

Strategy and M&A

Includes all directors who have experience in strategic planning or M&A.



7

Financial and Accounting

Includes all directors who would qualify as financial experts for purposes of service on the Audit Committee, whether through education and experience as a CFO, CAO, controller, public accountant or auditor or similar functions, or experience actively supervising such persons.



10

Risk Oversight and Management

Includes directors who are current or former CEOs , senior leadership or top management, who oversaw enterprise risk management (ERM) in such roles. Also includes directors who are current or former public company board members with delegated responsibilities over risk oversight (e.g., service on audit or risk committees, or service as a board chair or lead director).



7

Global Operations and Supply Chain

Includes directors with operational experience across different jurisdictions or operational experience with global supply chains.



10

Organizational Development and Culture

Includes directors who are current or former senior leaders whose role had a particular focus on organizational development and culture. Also includes current or former leaders with oversight responsibility for human resource matters. Also includes directors who are current or former public company board members with delegated responsibilities over human capital policies and practices.



6

Technology and Innovation

Includes directors who have leadership experience (current or within the past 5 years) at companies where technological innovation is a key component of the business strategy and where such director directly participated in or oversaw R&D strategies, as well as directors with specific technical expertise.



9

Public Company and Corporate Governance

Includes directors who have experience as public company directors, are current or former general counsels or who have served as external governance advisors to boards and management, including as a chair of a board, institution or committee of a public company board.



10

Sustainability

Includes directors with experience overseeing sustainability matters on a company board or who have experience overseeing sustainability matters at companies where such matters are integrated into the business strategy.

Board Diversity

The Nominating and Corporate Governance Committee believes that having a diverse Board enhances overall corporate governance. The Nominating and Corporate Governance Committee considers diversity to include differences in race, gender, national origin, as well as professional background and capabilities, knowledge of specific industries, and geographic experience. To complement Board diversity, the Nominating and Corporate Governance Committee instructs any search firm engaged for each director candidate search to include individuals that represent diverse characteristics, whether by race, gender or other diverse qualities.

Nasdaq Board Diversity Matrix

In accordance with Nasdaq's Board Diversity Rules, the following Board Diversity Matrix highlights the composition of our Board members as of February 15, 2024, which is based on voluntary self-identification. Each of the categories listed in the table has the meaning provided in Nasdaq Rule 5605(f).

Board Diversity Matrix (As of February 15, 2024)*

Total Number of Directors	13			
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	4	9	0	0
Part II: Demographic Background				
African American or Black	1	1	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	1	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	3	7	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0			
Did Not Disclose Demographic Background	0			

*   Includes information disclosed by all current Directors

   YOUR BOARD RECOMMENDS A VOTE **"FOR"** EACH DIRECTOR NOMINEE

Director Nominees



Brian D. Chambers

Director since 2022

COMMITTEES:
Audit
Finance

AGE: 57

OTHER PUBLIC COMPANY DIRECTORSHIPS:
Owens Corning (NYSE: OC) since 2019

CAREER HIGHLIGHTS

Mr. Chambers has served as the Chair, President and Chief Executive Officer of Owens Corning, a global building and construction materials company, since 2020, and as President and Chief Executive Officer since 2019. During his over twenty-year tenure with Owens Corning, Mr. Chambers has served in various leadership positions including Chief Operating Officer from 2018 to 2019, and President of the Roofing Division from 2014 to 2018. Mr. Chambers has also held several commercial and operational roles at Saint-Gobain, Honeywell, and BOC Gases.

KEY QUALIFICATIONS, EXPERIENCE AND SKILLS

- As a current CEO and Chair of a global, publicly traded company engaged in manufacturing operations, Mr. Chambers provides valuable insights across a range of matters, including risk oversight and management, business strategy development, and brings a global perspective, strategic and innovative mindset, and a focus on sustainability matters.

- The Board has determined that Mr. Chambers' extensive accounting and financial experience qualifies him as an "audit committee financial expert."

- Valuable knowledge of key governance matters, including sustainability matters, gained through executive leadership of various publicly traded companies and as a director of Owens Corning and Lincoln Electric.



Curtis E. Espeland

Director since 2012

Lead Independent Director since 2018

COMMITTEES:
Audit
Finance

AGE: 59

OTHER PUBLIC COMPANY DIRECTORSHIPS:
Huntsman Corporation (NYSE: HUN) since 2022

CAREER HIGHLIGHTS

Mr. Espeland is the former Executive Vice President and Chief Financial Officer of Eastman Chemical Company, an advanced materials and specialty additives manufacturer, a position he held from 2014 until his retirement in 2020. Mr. Espeland joined Eastman Chemical Company in 1996 and, during his tenure, he also served as Vice President, Finance and Chief Accounting Officer from 2005 to 2008, and Senior Vice President and Chief Financial Officer from 2008 to 2014.

KEY QUALIFICATIONS, EXPERIENCE AND SKILLS

- With broad-based finance, accounting, and executive level experience, ultimately as the Chief Financial Officer of a large publicly traded company, Mr. Espeland brings robust experience related to enterprise risk management, including information technology and cybersecurity, capital allocation, internal controls and financial reporting, and corporate strategy and M&A.

- The Board has determined that Mr. Espeland's extensive accounting and financial experience qualifies him as an "audit committee financial expert."

- Valuable knowledge of key governance matters gained through his various directorships, including as a director of Lincoln Electric.



Bonnie J. Fetch

Director since 2023

COMMITTEES:
Audit
Finance

AGE: 53

OTHER PUBLIC COMPANY
DIRECTORSHIPS:
None

CAREER HIGHLIGHTS

Ms. Fetch serves as President – Distribution Business, for Cummins Inc., a global power technology solution leader, a position she has held since January 2024. Ms. Fetch joined Cummins Inc. in 2018 and during her tenure she has served as VP, Global Supply Chain and Manufacturing from January 2022 to December 2023, VP – Global Distribution SC Services from January 2020 to January 2022, and Executive Director, Global Distribution Business Supply Chain from July 2018 to January 2020. Prior to joining Cummins Inc., Ms. Fetch held numerous leadership roles during her 20 years at Caterpillar, Inc., including Human Resources Director and Chief Learning Officer and several General Manager roles.

KEY QUALIFICATIONS, EXPERIENCE AND SKILLS

- As a current senior executive for a publicly traded company engaged in manufacturing operations, Ms. Fetch provides valuable insights relating to advancing operational excellence in global supply chain and operational initiatives in the industrials machinery sectors.

- Running multibillion-dollar businesses has provided Ms. Fetch with a depth of experience related to strategic planning, logistics and manufacturing operations, business development, engineering, human resources, and advanced technology like artificial intelligence and machine learning to advance supply chain strategies.

- Valuable knowledge of key governance matters, including sustainability matters, gained through executive leadership of various publicly traded companies.



Patrick P. Goris

Director since 2018

COMMITTEES:
Audit (Chair)
Nominating and Corporate
Governance

AGE: 52

OTHER PUBLIC COMPANY
DIRECTORSHIPS:
None

CAREER HIGHLIGHTS

Mr. Goris has served as the Senior Vice President and Chief Financial Officer of Carrier Global Corporation, the global leader in intelligent climate and energy solutions since November 2020. Prior to joining Carrier, he served as Senior Vice President and Chief Financial Officer of Rockwell Automation, a global industrial automation and information solutions provider, from February 2017 to November 2020.

KEY QUALIFICATIONS, EXPERIENCE AND SKILLS

- As a current Chief Financial Officer of a publicly-traded multinational organization, Mr. Goris has extensive experience in accounting, financial planning and analysis, investor relations, mergers and acquisitions and strategic planning, and his experience with a global industrial automation and information solutions company provides him with broad exposure to digital operations and ''smart'' manufacturing solutions using data and analytics, which enhances operational intelligence, productivity and risk management in manufacturing processes.

- The Board has determined that Mr. Goris' extensive accounting and financial experience qualifies him as an ''audit committee financial expert.''

- Valuable knowledge of key governance matters gained as a director of Lincoln Electric.



Steven B. Hedlund

Director since 2024

COMMITTEES: None

AGE: 57

OTHER PUBLIC COMPANY DIRECTORSHIPS:
None

CAREER HIGHLIGHTS

Mr. Hedlund was named the President and Chief Executive Officer of Lincoln Electric effective January 2024. In his over 15-year career with Lincoln Electric, Mr. Hedlund has served in a variety of operational leadership roles, including the Chief Operating Officer from May 2022 to December 2023, the President, Americas and International Welding from October 2020 to May 2022, the President, International Welding from June 2017 to October 2020, the President, Global Automation and Vice President, Strategy and Business Development. Prior to Lincoln Electric, Mr. Hedlund held various executive leadership roles at Fortune Brands, Inc. and served as principal with the management consulting firm Booz Allen & Hamilton.

KEY QUALIFICATIONS, EXPERIENCE AND SKILLS

- Mr. Hedlund's extensive experience as an executive-level leader of our company brings to the Board knowledge and valuable insight as to our company's global operations and a thorough understanding of our people, products, markets, and strategic direction.

- With his diverse experience within our organization, Mr. Hedlund has an extensive understanding of our strategic, operational, and organizational initiatives to accelerate growth, improve margins and enhance returns on investment.

- Valuable knowledge of key governance matters gained through executive leadership at Lincoln Electric.



Michael F. Hilton

Director since 2015

COMMITTEES:
Compensation and Executive Development (Chair)
Nominating and Corporate Governance

AGE: 69

OTHER PUBLIC COMPANY DIRECTORSHIPS:
Ryder Systems, Inc.
(NYSE: R) since 2012
Regal Rexnord Corporation
(NYSE: RBC) since 2019
Jeld-Wen (NYSE: JELD) since August 2023
Nordson Corporation
(NASDAQ: NDSN) through 2019

CAREER HIGHLIGHTS

Mr. Hilton is the former President and Chief Executive Officer of Nordson Corporation, a company that engineers, manufactures and markets differentiated products and systems used for precision dispensing of adhesives, coatings, sealants, biomaterials, polymers, plastics and other materials, fluid management, test inspection, UV curing and plasma surface treatment, a position he held from 2010 until his retirement in 2019. During his tenure at Nordson Corporation, Mr. Hilton also served as a director. Mr. Hilton has been a member of the board of directors of Ryder Systems since 2012 and Regal Rexnord Corporation since 2019 and joined the board of directors of Jeld-Wen in August 2023.

KEY QUALIFICATIONS, EXPERIENCE AND SKILLS

- With over 30 years of global manufacturing experience, Mr. Hilton brings to the Board an intimate understanding of management leadership, and provides valuable insights relative to strategy development, product line management, new product technology, talent development, distribution and other sales channels, business processes and global markets expertise.

- The Board has determined that Mr. Hilton's extensive accounting and financial experience qualifies him as an ''audit committee financial expert.''

- Valuable knowledge of key governance matters gained through his various directorships, including as a director of Lincoln Electric.



Marc A. Howze

Director since 2023

COMMITTEES: Compensation and Executive Development
Finance

AGE: 60

OTHER PUBLIC COMPANY DIRECTORSHIPS:
Dover Corporation (NYSE: DOV) since November 2023

CAREER HIGHLIGHTS

Mr. Howze is the former Senior Advisor, Office of the Chairman, at Deere & Company, a global leader in the delivery of agricultural, turf, construction, and forestry equipment, a position he held from 2022 until his retirement in 2023. During his more than two-decade tenure at Deere, Mr. Howze held numerous leadership roles, including Group President, Lifecycle Solutions and Chief Administrative Officer from 2020 to 2022 and Senior Vice President and Chief Administrative Officer from 2016 to 2020. Mr. Howze also served as Vice President of Global Human Resources and Employee Communication, as well as Associate General Counsel and Corporate Secretary for the company. Prior to joining Deere, Mr. Howze served as an officer in the U.S. Army, attaining the rank of major. Mr. Howze has been a member of the board of directors of Nationwide Mutual Insurance Company since 2018 and joined the board of directors of Dover Corporation in November 2023.

KEY QUALIFICATIONS, EXPERIENCE AND SKILLS

- As an accomplished, versatile, and highly collaborative senior executive of a global, publicly traded company engaged in manufacturing operations, Mr. Howze provides valuable insights across a range of matters, including corporate governance, strategic planning, and risk management.

- Through leading a variety of globally diverse businesses and cross-functional teams, Mr. Howze provides valuable insights on manufacturing, supply management and logistics, and human resources.

- Valuable knowledge of key governance matters, gained through executive leadership at Deere and through various directorships.



Kathryn Jo Lincoln

Director since 1995

COMMITTEES:
Compensation and
Executive Development
Nominating and
Corporate Governance

AGE: 69

**OTHER PUBLIC COMPANY
DIRECTORSHIPS:**
None

CAREER HIGHLIGHTS

Ms. Lincoln has served as the Board Chair and Chief Investment Officer of the Lincoln Institute of Land Policy, an independent, global foundation focused on addressing significant policy issues through innovative land use and taxation methods, since 1996. As Chief Investment Officer, Ms. Lincoln manages and directs all aspects of the Institute's endowment, including strategic asset allocation and policy development, which have contributed to its current $800 million asset base. In her role as Chair, she plays a crucial role in strategic direction and planning, with ongoing involvement in the development of education programs, demonstration projects and impact measurement. Ms. Lincoln is a member of the board of directors of HonorHealth Network and Claremont Lincoln University, and she is also the Co-Chair of the International Center for Land Policy Studies and Training in Taiwan and was appointed as a director for The Hope Effect, a non-profit entity.

KEY QUALIFICATIONS, EXPERIENCE AND SKILLS

- With extensive leadership experience and global mindset, Ms. Lincoln brings robust experience related to strategic planning, asset allocation matters and corporate governance, and as a Lincoln family member and long-standing director of the company, Ms. Lincoln has a keen sense of knowledge about Lincoln Electric, its culture, and its founding principles.

- As the world focuses increasingly on sustainability and environmental issues, Ms. Lincoln's knowledge and experience in these areas bring valuable insights to the Board, and she demonstrates a lasting commitment to board and corporate governance excellence, being named as a Board Leadership Fellow of the National Association of Corporate Director, and as one of 2019's most influential corporate directors by WomenInc.

- Valuable knowledge of key governance matters gained through her various directorships, including as a director of Lincoln Electric.



Christopher L. Mapes

Director since 2010

Chair since 2013

COMMITTEES: None

AGE: 62

OTHER PUBLIC COMPANY DIRECTORSHIPS:
The Timken Company
(NYSE: TKR) since 2014
A.O. Smith
(NYSE: AOS) since 2023
Nordson Corporation
(NASDAQ): NDSN since
January 2024

CAREER HIGHLIGHTS

Mr. Mapes is the current Executive Chair of Lincoln Electric, a position he has held since January 2024. Prior to his retirement, Mr. Mapes served as the Chair, President and Chief Executive Officer of Lincoln Electric from December 2013 to December 2023, and as President and Chief Executive Officer from December 2012 to December 2013. From September 2011 to December 2012, Mr. Mapes served as the Chief Operating Officer. From 2004 to August 2011, Mr. Mapes served as an Executive Vice President of A.O. Smith Corporation, a global manufacturer with a water heading and water treatment technologies business, which has residential, commercial, industrial and consumer applications, and the President of its former Electrical Products unit. Mr. Mapes started his career with General Motors and has held various roles in industrial manufacturing for over 35 years. Mr. Mapes has served as a director of The Timken Company since 2014 and A.O. Smith since 2023 and joined the board of directors of Nordson in January 2024.

KEY QUALIFICATIONS, EXPERIENCE AND SKILLS

- As the current Chair, and former President and Chief Executive Officer of Lincoln Electric, Mr. Mapes provides valuable insights across a range of matters, including strategic planning, risk management, corporate governance, and organizational culture.

- Mr. Mapes has a keen understanding of the manufacturing industry, and the challenges organizations face growing globally.

- Valuable knowledge of key governance matters, including sustainability matters, gained as a director of Lincoln Electric, and his various other directorships.



Phillip J. Mason

Director since 2013

COMMITTEES:
Compensation and Executive Development
Finance (Chair)

AGE: 73

OTHER PUBLIC COMPANY DIRECTORSHIPS:
GCP Applied Technologies
(NYSE: GCP) through 2020

CAREER HIGHLIGHTS

Mr. Mason is the former President of the Europe, Middle East & Africa Sector (EMEA Sector) of Ecolab, Inc., a leading provider of food safety, public health and infection prevention products and services, a position he held from 2010 until his retirement in 2012. Prior to leading Ecolab's EMEA Sector, Mr. Mason had responsibility for Ecolab's Asia Pacific and Latin America businesses as President of Ecolab's International Sector from 2005 to 2010 and as Senior Vice President, Strategic Planning in 2004. In addition, Mr. Mason has public company board experience, previously serving as a director of GCP Applied Technologies from 2016 to May 2020.

KEY QUALIFICATIONS, EXPERIENCE AND SKILLS

- With broad executive leadership experience in an international business unit for a large publicly traded company, Mr. Mason brings to the board extensive insight on international business operations, business-to-business and industrial sector matters, strategic planning, and M&A and integration matters.

- Leading international business units has provided Mr. Mason with a depth of experience starting, developing, and growing businesses abroad, in both mature and emerging markets.

- Valuable knowledge of key governance matters gained through various directorships, including as a director of Lincoln Electric.



Ben P. Patel

Director since 2018

COMMITTEES:
Audit
Finance
Nominating and
Corporate Governance

AGE: 56

OTHER PUBLIC COMPANY DIRECTORSHIPS:
None

CAREER HIGHLIGHTS

Dr. Patel has served as the Chief Innovation and Science Officer at WestRock Company, a global manufacturer of innovative, sustainable, fiber-based packaging solutions for the consumer and corrugated packaging markets since April 2023. In this role, Dr. Patel leads WestRock's research and development efforts, and helps to drive innovation to enhance current products and develop new sustainable packaging solutions. Prior to joining WestRock, he served as Senior Vice President, Chief Technology Officer of Cooper Tire & Rubber Company, a global manufacturer of specialized passenger car, light truck, medium truck, motorcycle, and racing tires from November 2019 until July 2021, and as Senior Vice President and Chief Technology Officer of Tenneco, Inc., a manufacturer of automotive emission control and ride control products and systems from 2011 until 2019. During his tenure at Tenneco, he held roles leading regional advanced technology development and establishing a global research and development organization. Prior to joining Tenneco, Dr. Patel held numerous positions with increasing responsibility, including senior scientist, at the General Electric Company during his thirteen-year tenure with the organization.

KEY QUALIFICATIONS, EXPERIENCE AND SKILLS

- With over 20 years of experience serving with publicly traded, global products and technology companies, Dr. Patel brings to the board broad expertise in material scient, automation and ''smart'' systems, as well as extensive research and development experience and insights on sustainability matters.

- Dr. Patel has been a leader in global innovation and research initiatives, which lends tremendous support to our focus on being an innovation leader in our industry and our advanced manufacturing growth strategy, which helps customers identify value and efficiencies in their welding and cutting operations.

- Valuable knowledge of key governance matters gained as a director of Lincoln Electric.



Kellye L. Walker

Director since 2020

COMMITTEES:
Compensation and Executive Development
Nominating and Corporate Governance (Chair)

AGE: 57

OTHER PUBLIC COMPANY DIRECTORSHIPS:
None

CAREER HIGHLIGHTS

Ms. Walker has served as the Executive Vice President and Chief Legal Officer of Eastman Chemical Company, an advanced materials and specialty additives manufacturer since April 2020. In this role, Ms. Walker has overall leadership and responsibility for Eastman's legal organization. She also served as Executive Vice President and Chief Legal Officer of Huntington Ingalls Industries, Inc., America's largest military shipbuilder, from 2015 to 2020. Prior to joining Huntington Ingalls, Ms. Walker served as Senior Vice President, General Counsel and Secretary at American Water Works Company, Inc. Ms. Walker is a member of the board of directors of T. Rowe Price Funds, a position she has held since October 2021.

KEY QUALIFICATIONS, EXPERIENCE AND SKILLS

- As a seasoned senior executive with over 25 years of experience with publicly traded companies, Ms. Walker provides valuable insights on increasing organizational value through forward thinking and strategic discipline, focusing on continuous improvement, and has extensive experience in corporate governance, compliance, litigation management, government affairs, strategy development, product stewardship, regulatory affairs, and health, safety, environment, and security matters.

- In her executive leadership, Ms. Walker has also served as Chief Administrative Officer, leading human resources, information technology, government affairs and corporate communications functions.

- Valuable knowledge of key governance matters gained through executive experience and as a director of Lincoln Electric.

Retiring Director



Hellene S. Runtagh

Director since 2001

COMMITTEES:
Compensation and Executive Development
Nominating and Corporate Governance

AGE: 75

OTHER PUBLIC COMPANY DIRECTORSHIPS:
None

CAREER HIGHLIGHTS

Ms. Runtagh is the former President and Chief Executive Officer of the Berwind Group, a diversified pharmaceutical services, industrial manufacturing and real estate company, a position she held in 2001. From 1997 to 2001, Ms. Runtagh was Executive Vice President of Universal Studios, a media and entertainment company. Prior to joining Universal Studios, Ms. Runtagh spent 27 years at General Electric Company, a diversified industrial company, in a variety of leadership positions. In addition, Ms. Runtagh has extensive board experience, previously serving as a director of Harman International Industries from 2008 to 2017, NeuStar, Inc. from 2006 to 2017, and several other publicly traded companies.

KEY QUALIFICATIONS, EXPERIENCE AND SKILLS

- With over 30 years of executive level experience with technology focused global companies, Ms. Runtagh provides valuable insights on a range of matters, including marketing and sales, finance, engineering, and manufacturing.

- Ms. Runtagh provides valuable insights on corporate governance matters, through her diverse management experience and extensive experience as a director of publicly traded companies.

- Valuable knowledge of key governance matters gained as a director of Lincoln Electric and several other publicly traded companies.

Corporate Governance

Governance Framework

We are committed to effective corporate governance and high ethical standards. We adhere to our ethical commitments in every aspect of our business, including our commitments to each other, in the marketplace and in the global, governmental and political arenas. These commitments are spelled out in our Code of Conduct, which applies to all of our employees (including our CEO and our other NEOs) and Directors.

We encourage you to visit our website at www.lincolnelectric.com, where you can find detailed information about our corporate governance programs/policies including:

- Code of Conduct
- Governance Guidelines
- Charters for our Board Committees
- Director Independence Standards

Corporate Governance Highlights

BOARD OF DIRECTORS

- Our Board held five meetings in 2023
- During 2023, each of our Directors attended at least 75% of the total full Board meetings and meetings of committees on which he or she served during the time he or she served as a Director
- Size of Board: 12 members in 2024
- Plurality vote with director resignation policy for failures to receive a majority vote in uncontested director elections
- Lead Independent Director
- All Directors are expected to attend the Annual Meeting

BOARD COMPOSITION

- Number of independent Directors: 10 in 2024
- Diverse Board including a complementary mix of backgrounds, experiences and expertise, as well as balanced mix of ages, tenure of service and gender
- Several current and former CEOs
- Global experience
- Audit Committee has multiple financial experts

BOARD PROCESSES

- Independent Directors meet without management present, with Lead Independent Director presiding over such meetings
- Annual Board and Committee self-evaluations
- Board orientation program

- Governance Guidelines approved by Board
- Board has an active role in risk oversight
- Full Board review of succession planning annually
- Full Board oversight of ESG

BOARD ALIGNMENT WITH SHAREHOLDERS

- Annual equity grants align interests of Directors and officers with shareholders
- Annual advisory approval of named executive officer compensation
- No poison pill
- Stock ownership guidelines for Directors and officers

COMPENSATION

- No employment agreements
- Executive compensation is tied to performance: 87% of CEO target pay and 75% of all of our other NEO target pay is performance-based (at risk)
- Anti-hedging and anti-pledging policies for Directors and officers
- Recoupment/clawback policy

INTEGRITY AND COMPLIANCE

- Code of Conduct for employees, officers and Directors
- Environmental, health and safety guidelines and goals, including long-term sustainability goals
- Annual compliance training relative to ethical behavior
- Enterprise risk management program with Board oversight

OUR BOARD OF DIRECTORS

Our Board oversees management of the long-term interest of Lincoln Electric and our stakeholders. The Board's major responsibilities include:

- Overseeing the conduct of our business
- Reviewing and approving key financial objectives, strategic and operating plans and other significant actions
- Evaluating CEO and senior management performance and determining executive compensation
- Planning for CEO succession and monitoring management's succession planning for other key executives

- Establishing an appropriate governance structure, including appropriate Board composition and succession planning
- Overseeing enterprise risk management and cybersecurity
- Overseeing the ethics and compliance program
- Overseeing ESG and D&I matters

DIRECTOR INDEPENDENCE

Each of our non-employee Directors meets the independence standards set forth in the Nasdaq listing standards, which are reflected in our Director Independence Standards. To be considered independent, the Nominating and Corporate Governance Committee must affirmatively determine that the Director has no material relationship with Lincoln Electric. In addition to outlining the independence standards set forth in the Nasdaq listing standards, the Director Independence Standards outline specific relationships that are deemed to be categorically immaterial for purposes of director independence. The Director Independence Standards are available on our website at www.lincolnelectric.com.

During 2023, the independent Directors met in regularly scheduled Executive Sessions in conjunction with each of the regular Board meetings. The Lead Independent Director presided over these sessions.

BOARD LEADERSHIP STRUCTURE

- **Executive Chair of the Board: Christopher L. Mapes**
- **Lead Independent Director: Curtis E. Espeland**
- **All four Board committees are composed of independent Directors**
- **Independent Directors met in Executive Session at each of the regular 2023 Board meetings**

The Board periodically evaluates its leadership structure to ensure independent and effective oversight of management and our business. The Board believes that the current leadership structure – comprised of a Lead Independent Director and an Executive Chair – best serves the needs of the Company, as it strengthens independence in Board leadership while bolstering experience and knowledge of the Company's strategic priorities and operations. As a part of our current Board leadership structure and to assist with the transition of our CEO, Mr. Mapes, our former President and CEO, serves as Executive Chair of the Board. Our Board believes that having Mr. Mapes' serve as our Executive Chair while Mr. Hedlund transitions into the CEO position allows us to leverage Mr. Mapes' working knowledge of our day-to-day business to provide the Board direction and insight on the Company's strategic plans and priorities. The Board also believes the current Board leadership structure is consistent with good corporate governance practices because the Executive Chair role is complemented by a Lead Independent Director, who has a strong working relationship with our non-management, independent Directors. As Executive Chair, Mr. Mapes is responsible for coordinating the development and execution of our corporate strategy, policies, goals and objectives. In his role, Mr. Mapes has the following duties, responsibilities and expectations:

- works closely with our CEO and senior management to develop our strategic plan;
- works with our CEO and senior management on transactional matters;

- promotes and monitors the Board's fulfillment of its oversight and governance responsibilities;
- encourages the Board to set and implement our goals and strategies;
- establishes procedures to govern our Board's work;

- works closely with our CEO to assists in his successful transition into the role;
- makes available to all members of our Board opportunities to acquire sufficient knowledge and understanding of our business to enable them to make informed judgments;

- presides over meetings of our shareholders; and
- sets the agenda (in conjunction with the Lead Independent Director) and presides over Board meetings.

LEAD INDEPENDENT DIRECTOR

To complement our Executive Chair of the Board, the Board has a strong Lead Independent Director, which we believe appropriately addresses the need for independent leadership and an organizational structure for our independent Directors. Our Lead Independent Director focuses on overseeing the Board's processes and prioritizing the right areas of focus. Our Lead Independent Director is appointed each year by the independent Directors and serves as a liaison between the Chair of the Board and the independent Directors.



Mr. Curtis Espeland currently serves as our Lead Independent Director, a position he has held since 2018. Mr. Espeland was elected to our Board in February 2012. During his tenure on our Board, he has developed strong working relationships with his fellow Directors and assists with the onboarding of newly elected Directors.

In addition to the duties of all Directors, the Lead Independent Director has the following duties, responsibilities, and expectations:

- Collaborates with the Executive Chair, the President and Chief Executive Officer, the Secretary and senior management on the format and adequacy of the information that Directors receive and on the effectiveness of the Board meeting process.
- Acts independently of the Executive Chair to review and approve Board meeting agendas and schedules.
- Acts as a sounding board to the Executive Chair on key aspects of the business and assists in promoting sound corporate governance practices.
- Calls meetings of the independent Directors as he sees fit, presiding over such meetings.

- Coordinates, sets agendas and presides over executive sessions of the independent Directors.
- Actively participates in the CEO evaluation process and in interviewing candidates for the Board.
- Actively participates in the Board and committee evaluation process.
- Speaks on behalf of Lincoln Electric, as the Board determines necessary.

The Board will continue to periodically review the Board leadership structure, taking into consideration evolving market practices, feedback from shareholders and the corporate governance community and, most importantly, what the Board believes is in the best interests of our Company and its shareholders.

Our Board Committees

We have separately designated standing Audit, Compensation and Executive Development, and Nominating and Corporate Governance Committees established in accordance with applicable provisions of the Securities Exchange Act of 1934 (the "Exchange Act") and SEC and Nasdaq rules. The Board also has designated a standing Finance Committee.

Each Committee has a charter, which details all of the Committee's roles and responsibilities. The following summaries set forth the principal responsibilities of each of our Committees, as well as other information regarding their makeup and operations. A copy of each Committee's charter may be found on our website at www.lincolnelectric.com.

Audit Committee



Patrick P. Goris
CHAIR



Brian D. Chambers



Curtis E. Espeland



Bonnie J. Fetch*



Ben P. Patel

Appointed July 20, 2023

5 meetings held in 2023

KEY RESPONSIBILITIES

- Independent auditor engagement
- Reviews financial statements and disclosures, interim financial reports and earnings press releases
- Reviews significant litigation and legal matters
- Reviews enterprise risk management policies and process
- Oversees ethics and compliance programs and risk assessment and mitigation processes for environmental, health and safety matters
- Reviews effectiveness of information technology security environment and oversees risk assessment and mitigation process for cybersecurity
- Reviews and evaluates the scope and performance of the internal audit function
- Reviews internal control over financial reporting

Each member of our Audit Committee meets the independence standards set forth in the Nasdaq listing standards and has likewise been determined by the Board to have the financial competency required by the Nasdaq listing standards. In addition, because of the professional training and past employment experience of Messrs. Chambers, Espeland and Goris, the Board has determined that they are financially sophisticated Audit Committee members under the Nasdaq listing standards and qualify as "audit committee financial experts" in accordance with SEC rules. Shareholders should understand that the designation of Messrs. Chambers, Espeland and Goris as "audit committee financial experts" is a disclosure requirement and that it does not impose upon them any duties, obligations or liabilities that are greater than those generally imposed on them as members of the Audit Committee and the Board.

Compensation and Executive Development Committee



Michael F. Hilton
CHAIR



Marc A. Howze*



Kathryn Jo Lincoln



Phillip J. Mason



Hellene S. Runtagh



Kellye L. Walker

Appointed October 17, 2023

5 meetings held in 2023

KEY RESPONSIBILITIES

- Reviews and recommends to the Board total compensation of our CEO, and reviews and establishes total compensation of our other executive officers
- Evaluates performance (along with the full Board) of our CEO and other executive officers
- Monitors development, selection process and succession planning of key management
- Reviews and recommends to the Board, in conjunction with the Nominating and Corporate Governance Committee, the appointment and removal of elected officers
- Oversees executive compensation policies, practices and programs, as further described in the CD&A
- Reviews and recommends to the Board new or amended executive compensation plans for our executive officers
- Oversees the implementation and effectiveness of the Company's human capital policies and practices, including D&I programming
- Reviews initiatives and strategies related to employee recruitment, promotion, retention and attrition, employee engagement and diversity, equity and inclusion matters

Each member of our Compensation and Executive Development Committee meets the independence standards set forth in the Nasdaq listing standards and each is deemed to be a ''non-employee director'' within the meaning of Rule 16b-3 of the Exchange Act. The Compensation and Executive Development Committee may, in its discretion, delegate specific duties, responsibilities and authority to a subcommittee, one or more Committee members or one or more executive officers, to the extent permitted by applicable law, equity plan provisions and stock exchange rules and regulations.

Nominating and Corporate Governance Committee



Kellye L. Walker
CHAIR



Patrick P. Goris



Michael F. Hilton



Kathryn Jo Lincoln



Ben P. Patel



Hellene S. Runtagh

6 meetings held in 2023

KEY RESPONSIBILITIES

- Reviews our corporate governance framework including external developments related to corporate governance matters
- Reviews and recommends guidelines with respect to size, composition and practices of the Board, identifies Board candidates and recommends Director nominees
- Reviews shareholder proposals and related shareholder engagement activities
- Reviews non-employee Director compensation program in light of best practices and makes recommendations to the Board
- Reviews and determines Director independence
- Oversees the self-evaluation process of the Board and its Committees
- Oversees the overall corporate governance of the Company, including compliance with stock exchange listing rules and other applicable legal or regulatory requirements and practices pertaining to corporate governance

Each member of our Nominating and Corporate Governance Committee meets the independence standards set forth in the Nasdaq listing standards.

Finance Committee



Phillip J. Mason
CHAIR



Brian D. Chambers



Curtis E. Espeland



Bonnie J. Fetch*



Marc A. Howze**



Ben P. Patel

Appointed July 20, 2023

**Appointed October 17, 2023*

5 meetings held in 2023

KEY RESPONSIBILITIES

- Reviews financial performance, including comparing financial performance to budgets and goals
- Reviews capital allocation, dividend and share repurchasing strategies
- Reviews operating budgets
- Reviews capital expenditures
- Reviews M&A activity and integration performance
- Oversees strategic planning and financial policy matters

Each member of our Finance Committee meets the independence standards set forth in the Nasdaq listing standards. All of our Directors typically attend the Finance Committee meetings, a practice that has been in place for the past several years.

SHAREHOLDER ENGAGEMENT

We seek constructive discussions with shareholders and maintain an active investor relations program to nurture long-term relationships with the investment community. During 2023, we met with over 180 investment firms and engaged with shareholders representing over 57% of our outstanding common shares. As part of our investor outreach, we also proactively invited shareholders representing over 50% of outstanding common shares to discuss ESG matters.

Our Investor Relations program also includes:

- Participation at investor conferences
- 1:1 and group meetings and tours hosted at our facilities
- An accessible, "open door" IR program throughout the year
- Nondeal roadshows
- Tradeshow tours

57%

In 2023, we engaged with shareholders representing over 57% of LECO's outstanding shares.

As part of our shareholder engagement, we provide broad access to company representatives beyond our Executive Chair, CEO, CFO, and IRO, including our Lead Independent Director, General Counsel and Secretary, members of our executive leadership team, our Vice President of Environmental, Health, Safety & Sustainability, as well as product development and application experts from various departments.

We discuss a variety of topics including business performance, strategic initiatives, innovation, corporate governance practices, corporate sustainability initiatives, executive compensation, and other matters of shareholder interest. Specific ESG topics discussed in 2023 included:

Governance Topics	Environmental & Social Topics	Clean Tech
- Alignment of our 2025 Strategy with our Sustainability goals and executive compensation metrics - Board composition - CEO leadership transition - Board risk oversight - Expanded ESG governance - Cybersecurity	- Human capital topics including safety performance, staffing levels, and engagement - GHG emissions - Reporting frameworks	- Core solutions supporting energy transition and electrification - Opportunities to reduce our products' carbon footprint - Automation strategy - Development of a DC fast charger for electric vehicles

The discussions yielded supportive feedback on the design and execution of our 2025 Strategy, our quarterly performance, and of our CEO transition. We also received positive feedback on these ESG-related matters:

o our annual compensation incentive program

o the alignment of our strategic plan with our sustainability goals, compensation and risk management program

o expanded Board oversight and governance structure to advance sustainability initiatives and regulatory disclosures

o the inclusion of a SASB index and our initiatives to complete a materiality assessment and submit to CDP as part of our efforts to align with TCFD reporting standards.

The Board values an active investor relations program as it believes that shareholder input strengthens its role as an informed and engaged fiduciary. Investment community feedback is shared regularly with the full Board of Directors and Lincoln Electric's leadership team and is considered as we progress our disclosures and strategic initiatives.

ANNUAL BOARD AND COMMITTEE EVALUATION PROCESS

The Board recognizes that a robust and constructive performance evaluation process is an essential component of Board effectiveness. Our Governance Guidelines require annual evaluation of the performance of the Board. The Nominating and

Corporate Governance Committee, with the assistance of the Lead Independent Director, oversees the annual evaluation process. As part of this process, each Board member completes an evaluation relative to Committee and Board matters. The Lead Independent Director often holds one-on-one calls with each Board member as well. A summary of the results of this process is presented to the Nominating and Corporate Governance Committee. The results are then reported to the full Board by the Lead Independent Director, which considers the results and ways in which Board processes and effectiveness may be enhanced.

Majority Voting Policy

The Director Nominees receiving the greatest number of votes will be elected (plurality standard). However, our majority voting policy states that any Director who fails to receive a majority of the votes cast in an uncontested director election in his/her favor is required to submit his/her resignation to the Board. The Nominating and Corporate Governance Committee would then consider each resignation and determine whether to accept or reject it, with full Board approval of such decision. Abstentions and broker non-votes will have no effect on the election of a Director and are not counted under our majority voting policy. Holders of common stock do not have cumulative voting rights with respect to the election of a Director.

Annual Meeting Attendance; No Special Arrangements

Directors are expected to attend each annual meeting. The Director Nominees plan to attend this year's virtual Annual Meeting. All of our then-current Director Nominees attended our 2023 Annual Meeting.

None of the Director Nominees has any special arrangement or understanding with any other person pursuant to which the Director Nominee was or is to be selected as a Director or Director Nominee. There are no family relationships, as defined by SEC rules, among any of our Directors or executive officers. SEC rules define the term ''family relationship'' to mean any relationship by blood, marriage or adoption, not more remote than first cousin.

Oversight of Our Company

BOARD OVERSIGHT OF STRATEGY

One of the Board's key responsibilities is overseeing the Company's strategic planning process, including reviewing the steps taken to develop strategic plans and approving the final plans. In 2023, this included receiving periodic updates regarding the Company's execution and performance as we continue to implement our 2025 Strategy. Our Board regularly discusses the key priorities of our Company, taking into consideration global economic, consumer and other significant trends. The Company's long-term strategic plan is reviewed regularly with the Board, along with its annual operating plan, capital structure and sustainability performance.

BOARD OVERSIGHT OF ENTERPRISE RISK MANAGEMENT

In the ordinary course of business, we face various strategic, operating, compliance and financial risks. Our enterprise risk management process seeks to identify and address material risks to the organization, and the Board provides oversight as to how management is addressing these risks. The Company maintains an enterprise risk management review process where risk is assessed throughout our entire organization, and is reported to our internal corporate enterprise risk committee, comprised of members of our business units and various functional leaders (e.g., IT, Finance, Legal), led by our Vice President of Enterprise Risk Management. Critical risks facing the organization are identified each year and are assigned to either the full Board or various Board Committees for further review, analysis and development of appropriate plans for management and mitigation.

Our Board oversees the management of these risks on an enterprise-wide basis, and the Lead Independent Director promotes our Board's engagement in this process. A fundamental part of the process is to understand the Company's risks, and to provide oversight as to how management is addressing these risks. The Board, or Board designated committee, reviews with management its process for enterprise risk management and actively engages with management to understand and oversee our most critical risks. The Audit Committee oversees the Company's risk assessment and management process each year, including ensuring that management has instituted processes to identify critical risks and has developed plans to manage such risks.

BOARD OVERSIGHT OF INFORMATION SECURITY AND CYBERSECURITY

Cybersecurity has been identified as a critical risk and the Audit Committee receives updates at each regularly scheduled meeting on both cybersecurity and information security matters. The Company maintains insurance coverage with respect to cybersecurity and has undergone several simulation, preparedness and response exercises. The Company has not experienced a reportable information security breach within the last three years and is tested externally on its information security environment annually. In addition, the Company has a Chief Information Officer, an information security training program, training all computer-based employees two times per year, through various employee training modules relative to information security matters, and simulates phishing events with employees to raise cybersecurity awareness on a monthly basis.

BOARD OVERSIGHT OF ESG AND SUSTAINABILITY MATTERS

Our ESG programs include a range of initiatives around corporate responsibility and sustainability, while reflecting our Board's recognition of the importance of achieving our goals responsibly and aligning with our key stakeholders to drive long-term value creation. Issues that we focus on include workplace health and safety, reduction of our operational footprint through reduced emissions, lower energy intensity, and greater conservation of natural resources, human capital management, diversity, equity and inclusion, employee development and engagement, corporate governance, business ethics and compliance, cybersecurity, and strong community partnerships.

THE BOARD HAS BROAD OVERSIGHT RESPONSIBILITY FOR ESG AND SUSTAINABILITY MATTERS

The Board receives a formal annual update on corporate governance matters, including ESG developments and pending considerations.

The Board reviews sustainability initiatives and progress made towards our long-term safety and sustainability metrics.

THE BOARD'S VARIOUS COMMITTEES ASSIST WITH THE OVERSIGHT ON THESE IMPORTANT ISSUES:

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	AUDIT COMMITTEE	COMPENSATION AND EXECUTIVE DEVELOPMENT COMMITTEE
Oversees corporate governance matters, monitoring new issues, regulatory changes and trends in corporate governance, environmental and social responsibility matters.	Oversees our ethics and compliance programs and cybersecurity, and reviews our Enterprise Risk Management policies and processes.	Oversees the implementation and effectiveness of the Company's human capital policies and practices, and reviews initiatives and strategies related to employee recruitment, promotion, retention and attrition, employee engagement and diversity, equity and inclusion.

Our Company has clear responsibilities and a robust governance structure related to ESG and sustainability matters. The Board's oversight responsibility for ESG matters is reflected in our Governance Guidelines. Additionally, sustainability metrics are incorporated into the annual individual goals of our CEO and other executives. Our Executive Vice President, General Counsel (GC), oversees corporate environmental, health, safety & sustainability (EHS&S) initiatives and global reporting, as well as an Executive Sustainability Committee. The GC also works closely with our Vice President of EHS&S, business unit leadership and local facilities to implement, monitor and measure our EHS&S results. EHS&S also oversees an internal Product Sustainability Committee that was established in 2020 with a primary focus on enhancing product stewardship with sustainable solutions and now oversees a multi-disciplinary Sustainability Disclosure Committee, which was established in 2022.

Sustainability Governance


Board Oversight
EVP, General Counsel and EHS&S Leader
Executive Sustainability Committee
VP, EHS&S
Sustainability Disclosure Committee
Sustainability Manager
Product Sustainability Committee
Audit Committee: Oversees ethics and compliance programs, cybersecutity, and Enterprise Risk Management (ERM)
Nominating and Corporate Governance Committee: Oversees governace matters, regulatory changes and trends in ESG matters
Compensation and Executive Development Committee: Oversees human capital policies and practices, including D&I

The following policies and business practices exemplify our commitment to ESG matters:

- Our Code of Conduct;
- Our Human Rights Policy;
- Our Supplier Code of Conduct;
- Our Channel Partner Code of Conduct;
- Health, safety and wellness initiatives for our employees, customers and communities;
- Equal employment opportunities, along with our pledge to treat employees fairly, with dignity, and without discrimination in any form;
- Focus on improving safety and environmental performance, including long-term ESG goals and performance reporting, and incorporating product stewardship and innovations to advance clean tech at Lincoln Electric and in the industries we serve;
- Training and development programs to attract and retain high performing employees to help them reach their full potential;
- Community engagement through employee-led fundraisers, grants provided by The Lincoln Electric Foundation, scholarships, in-kind gifts, and an employee matching and ‘‘Dollars for Doers’’ program to support volunteerism;
- Positively impacting manufacturing and industry by promoting the art and science of welding among students and young professionals through our business initiatives, partnerships with schools and associations, and programming at the J.F. Lincoln Foundation; and
- Enhancing D&I through employee resource groups including our Diversity Councils, Veterans, Women in Lincoln Leadership, and our Young Professionals organizations.

Global Workforce, Employee Engagement and Diversity and Inclusion

In executing our 2025 Strategy, we continue to focus on the importance of employee development, engagement and building a culture to develop and foster the vast talents of our employees. Our CEO and Chief Human Resources Officer lead our diversity and inclusion (D&I) initiatives, and report on the Company's D&I programs, talent attraction and retention, and succession planning to the Board twice annually and our Compensation and Executive Development Committee is briefed at every committee meeting on D&I matters throughout the year. Our D&I programs focus on:

- Internal D&I education and training programs
- Employee development programs to cultivate, grow and promote talent from within
- Intentional recruiting efforts to increase our diverse talent pool
- Supporting expansion of activities within employee resource groups, including Diversity Councils
- Maintaining Advisory Boards where department representatives meet regularly with management to raise key topics
- Partnering with diverse customers, suppliers and community organizations

Diversity Highlights


BOARD OF DIRECTORS
42%
Ethnic or Gender Diverse
LEADERSHIP TEAM
33%
Ethnic or Gender Diverse
NEOs
60%
Ethnic or Gender Diverse
GLOBAL WORKFORCE
20%
Women
US WORKFORCE
25%
Racially or Ethnically Diverse

In 2023, we expanded initiatives to further build, acquire and foster increased diversity, engagement and connectedness among our global organization. Highlights include:

- The launch of the 2023 Engagement Survey, our global biennial employee engagement survey. The survey was concluded in November 2023 and yielded both record employee participation and engagement scores.
- Continual touchpoints with our various global employee populations through pulse surveys, small group listening sessions, and local town hall meetings. These actions guide both short term actions and longer term planning opportunities for our global leaders.

2023 Employee Engagement Highlights


SURVEY COMPLETION
86%
(+12% vs. 2021 survey)
ENGAGEMENT INDEX
80%
(+2% vs. 2021 survey)

The goal of the engagement survey is to strengthen the Company's culture and employee experience. The Engagement Index is a measurement of how much an employee is committed to helping the Company achieve its goals. Based on the feedback received from the survey, managers and team members will work together in 2024 to develop action plans to identify further opportunities to take action in building an inspiring workplace. As a testament to how our global employees view our Company, the most frequently used words to describe our culture were: Respect, Quality, Safety and Commitment.

Employee Development & Training

One of the four peaks of our 2025 Strategy is focused directly on our employees' engagement and professional development because a highly-engaged workforce drives innovation, productivity and improved bottom-line results. One key area of engagement is our investment in training and development to ensure a strong succession pipeline and ample development opportunities to advance skills, knowledge and expertise to prepare our employees for future career opportunities.

In addition to formal leadership, management and professional development programs, we provide a bold initiative to repay up to $125,000 towards each of our U.S. employees' student loan debt obligations. This program has been enthusiastically welcomed by both our existing talent and at recruiting events on university campuses across the country.

We also continue to provide tuition reimbursement for external accredited programs, mentoring, self-guided online courses, instructor-led programs, and special project and rotational assignments that can lead to extensive global exposure and talent development.

In addition to our career development programs, our annual talent and succession planning process reviews 100% of our global professional staff. This ensures all high potential employees have an active individual development plan to guide their career aspirations. This process also helps to ensure we have an appropriate talent pipeline for critical roles in general management, engineering and operations. These talent reviews include our CEO and all segment and functional leaders who use this process to identify and support high potential and diverse talent in succession planning for the next generation of Lincoln Electric's leaders.

Community Engagement

In 2023, we maintained our employee assistance program, supported our internal employee resource group initiatives and community engagement through our Lincoln Electric Foundation grants, our U.S. employee matching program for donations and volunteerism, in-kind gifts, sponsorship of key events, and the hosting of community and academic events at our facilities. In addition, we maintained our community educational/career programming among secondary and high school students to address the skills gap in industry and expand awareness of attractive career pathways in manufacturing. This programming, along with our continued support of regional youth programs, welding competitions and serving as the global welding sponsor of WorldSkills® are foundational to our efforts to promote the trades and the science of welding.

Compensation-Related Risk

We regularly assess risks related to our compensation and benefit programs, including our executive compensation program, and our Compensation and Executive Development Committee is actively involved in those assessments. In addition, Willis Towers Watson (WTW), an independent executive compensation consultant, has provided a risk assessment of our executive compensation program in the past. Although we have a long history of pay for performance and incentive-based compensation, we believe our compensation programs contain many mitigating factors to ensure that our employees are not encouraged to take unnecessary risks.

As a result of all these efforts, we do not believe the risks arising from our executive compensation policies and practices are reasonably likely to have a material adverse effect on Lincoln Electric.

Related-Party Transactions

The Board has adopted a policy regarding the review and approval of transactions between the Company and its subsidiaries and certain related parties that are required to be disclosed in proxy statements, which are referred to as "related-party transactions." Related parties include our Directors, Director Nominees, executive officers, persons controlling 5% or more of our common shares, and the immediate family members of these individuals. Pursuant to the policy, the Audit Committee is responsible for reviewing and approving related-party transactions and will consider information it deems appropriate, including, but not limited to, whether the terms of the transaction are no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the approximate dollar value of the transaction, and the nature and extent of the related party's interest in the transaction. No Director will participate in any discussion or approval of a related-party transaction for which he or she is a related party, other than to provide material information concerning the transaction.

We define "related-party transactions" generally as transactions collectively over $120,000 in any calendar year, in which any related party had, has or will have a direct or indirect material interest. We have a monitoring and reporting program, which includes requirements to report all actual or potential related-party transactions during the year and information regarding all relationships with entities involving a related party.

The Company did not have any related-party transactions that required Audit Committee approval in 2023.

Director Compensation

OUR BOARD COMPENSATION PROGRAM

Based upon the recommendations of the Nominating and Corporate Governance Committee, the Board determines our non-employee Director compensation. The Nominating and Corporate Governance Committee periodically reviews all elements of Board compensation in relation to our proxy peer group (as identified in the CD&A), trends in Board compensation and other factors it deems appropriate. In October 2023, the Nominating and Corporate Governance Committee reviewed the non-employee Director compensation program, with WTW as independent advisor, and determined the cash and equity retainers were positioned below the peer median. The objectives of our non-employee Director compensation program are to help attract highly qualified and diverse individuals to serve on our Board and to align their interests with those of our shareholders. As a result, the Nominating and Corporate Governance Committee recommended changes to the non-employee Director compensation program to the Board. The Board approved the following adjustments to our non-employee Director compensation program:

- Effective with the December 2023 award, an increase in the approximate value of the annual restricted stock unit award (and the initial equity award for any newly-elected director) from $145,000 to $155,000 per year.
- Effective January 2024, the following retainer adjustments:
  - An increase in the annual Board retainer from $85,000 to $95,000;
  - An increase in the Lead Independent Director retainer from $28,000 to $35,000;
  - An increase in the Audit Committee Chair retainer from $20,000 to $30,000 and the remaining Committee retainers each from $15,000 to $20,000.

An employee of Lincoln Electric who also serves as a Director does not receive any additional compensation for serving as a Director.

All non-employee Directors receive cash retainers and an annual stock-based award for serving on our Board. Stock-based compensation is provided under our 2023 Stock Plan for Non-Employee Directors.

GOOD GOVERNANCE PRACTICES

Lincoln Electric seeks to attract and retain highly qualified individuals to serve on the Board. To that end, Lincoln Electric maintains the philosophy of paying non-employee Directors fairly and reasonably, considering external market factors, consistent with good governance practices. With respect to our non-employee Director compensation program, our governance practices include:

What We Do		What We Don't Do	
Reasonable limits on non-employee Directors' annual equity awards included in 2023 Stock Plan for Non-Employee Directors	✓	No Hedging or Pledging of Lincoln Electric Common Shares	✗
Total compensation is generally positioned at the peer median	✓	No Perquisites	✗
Non-employee Director compensation approved by full Board	✓		
Full-value equity award granted at a fixed-value	✓	No Excise Tax Gross-Ups or Tax Reimbursements	✗
Double Trigger Provisions for Change in Control	✓		
Stock Ownership Guidelines	✓		
Independent Advisor	✓		

The following is a summary of our current Director compensation program:

DIRECTOR COMPENSATION MIX



- Restricted Stock Units
- Committee and Chair Fees
- Board Retainer Fees

		Board Level	Lead Independent Director	Committee Chairs
Cash	Retainer[1]	$95,000	Additional $35,000	Additional $30,000 for Audit, and $20,000 for Compensation and Executive Development, Finance and Nominating and Corporate Governance
	Meeting Fees[2]	—	—	—
Equity	Annual Restricted Stock Unit (RSU) Award[3]	Approx. $155,000	—	—
	Initial RSU Award[3,4]	Approx. $155,000	—	—

1   Directors have the ability to defer annual cash compensation under the Non-Employee Directors' Deferred Compensation Plan.

2   We do not have separate meeting fees, except if there are more than eight full Board or Committee meetings in any given year, Directors will receive $1,500 for each full Board meeting in excess of eight meetings and Committee members will receive $1,000 for each Committee meeting in excess of eight meetings in total.

3   Directors have the ability to defer RSUs under the Non-Employee Directors' Deferred Compensation Plan.

4   The initial award will be pro-rated based on the Director's length of service during the twelve-month period preceding the next regularly scheduled annual equity grant, which normally occurs in the fourth quarter of each year.

2023 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	Total ($)
Brian D. Chambers	85,000[3]	154,996	9[4]	240,005
Curtis E. Espeland	113,000	154,996	0	267,996
Bonnie J. Fetch[2]	37,880	210,446	0	248,327
Patrick P. Goris	105,000[3]	154,996	3,448[4]	263,444
Michael F. Hilton	100,000	154,996	173[4]	255,169
Marc A. Howze[2]	17,323[3]	175,139	0	192,462
Kathryn Jo Lincoln	85,000[3]	154,996	152[4]	240,148
Phillip J. Mason	100,000	154,996	0	254,996
Ben P. Patel	85,000	154,996	152[4]	240,148
Hellene S. Runtagh	92,500	154,996	0	247,496
Kellye L. Walker	92,500	154,996	0	247,496

1   On December 7, 2023, 757 RSUs were granted to each then-serving non-employee Director under our 2023 Stock Plan for Non-Employee Directors. For Ms. Fetch, 264 RSUs were also granted to her in July 2023 upon her initial appointment to the Board. For Mr. Howze, 107 RSUs were also granted to him in October 2023 upon his initial appointment to the Board.

The Stock Awards column represents the grant date fair value under FASB Accounting Standards Codification (ASC) Topic No. 718 based on a closing price of $204.75 per share on December 7, 2023, and, with respect to the award granted to Ms. Fetch, a closing price of $210.04 per share on July 20, 2023, and for Mr. Howze, a closing price of $188.25 per share on October 17, 2023. Assumptions used in the calculation of these amounts are included in footnote 10 to our audited financial statements for the fiscal year ended December 31, 2023 included in our Annual Report on Form 10-K filed with the SEC on February 27, 2024.

As of December 31, 2023, the number of RSUs held by each non-employee Director was 757, except for Ms. Fetch, who held 1,021 RSUs and Mr. Howze who held 864 RSUs. Each of Messrs. Chambers, Goris, Hilton, Howze, and Patel and Mses. Fetch, Lincoln and Walker elected to defer receipt of the RSUs that were granted in 2023 under our Non- Employee Directors' Deferred Compensation Plan.

2   Ms. Fetch was appointed to the Board on July 20, 2023 and Mr. Howze was appointed to the Board on October 17, 2023.

3   All of Messrs. Chambers', Goris', and Howze's, and Ms. Lincoln's Board fees were deferred under our Non-Employee Directors' Deferred Compensation Plan.

4   The amount shown for 2023 represents above-market non-qualified deferred compensation earnings calculated as the difference in earnings under the Moody's Corporate Bond Index fund in our Non-Employee Directors' Deferred Compensation Plan and a hypothetical rate.

OTHER ARRANGEMENTS

We reimburse Directors for reasonable out-of-pocket expenses incurred in connection with attendance at Board meetings, or when traveling in connection with the performance of their services for Lincoln Electric.

CONTINUING EDUCATION

Directors are generally reimbursed up to $5,000 for continuing education expenses (inclusive of travel expenses) for programs each Director may elect to attend. We also incorporate continuing education topics for Directors into our Board meetings from time to time.

STOCK OWNERSHIP GUIDELINES

In keeping with the philosophy that Directors' interests should be aligned with the shareholders' interest and as part of the Board's continued focus on corporate governance, all of our non-employee Directors must adhere to our stock ownership guidelines. RSUs, including any RSUs that have been deferred under the Non-Employee Directors' Deferred Compensation Plan, count toward the stock ownership amount; shares held in another person's name (including a relative) do not.

The stock ownership guidelines can be met by satisfying one of the two thresholds noted in the chart below. Directors have five years from the date of election to the Board to satisfy the stock ownership guidelines. As of December 31, 2023, all of our non-employee Directors had satisfied the stock ownership guidelines, except for Ms. Fetch and Mr. Howze who were appointed to the Board in 2023.

Retainer Multiple		Number of Shares
Shares valued at 5x annual Board retainer (total of $475,000)	OR	2,185*

* Represents shares equal to $475,000 based on the closing price of Lincoln Electric stock as of December 29, 2023 (the last trading day of that calendar year) of $217.46.

The Nominating and Corporate Governance Committee reviews the guidelines at least every two-and-a-half years to ensure that the components and values are appropriate. A review was conducted during 2023, with the assistance of Willis Towers Watson, and it was determined that no changes to the guidelines were necessary, other than the share floor amount being reset as of December 31, 2023 and reflecting the modified Board retainer of $95,000, as the five times annual retainer guideline is consistent with the peer group median. The revised stock ownership guidelines became effective in 2024. The next review is anticipated to occur in 2025.

EQUITY AWARDS

The non-employee Directors' RSUs awards are granted under the 2023 Stock Plan for Non-Employee Directors. Under the terms of the awards, RSUs generally vest in full one year after the date of grant. In addition, the awards vest in full in the event of a change in control of Lincoln Electric if the Director's service is terminated or if the award is not assumed upon the change in control. The awards also vest in full upon the death or disability of the Director, or vest pro rata, based on length of service, upon the retirement of the Director. Dividend equivalents are sequestered until the shares underlying the RSUs are distributed, at which time the dividend equivalents are paid in cash.

DEFERRED COMPENSATION PLAN

The Non-Employee Directors' Deferred Compensation Plan allows the non-employee Directors to defer payment of all or a portion of their annual cash compensation and RSUs granted to them. This plan allows each participating non-employee Director to elect to begin payment of the deferred amounts as of the earlier of termination of services as a Director, death or a date not less than one full calendar year after the year the fees are initially deferred.

The investment elections available under the plan for cash compensation deferred are the same as those available to executives under our Top Hat Plan, which is discussed in the executive compensation narrative under 2023 Deferred Compensation Benefits. RSU deferrals are deemed invested solely in a Lincoln Electric Stock fund, and no other plan deferrals are eligible for investment into that fund.

Executive Compensation

Our long-term strategy is focused on key actions and initiatives that generate long-term profitable growth within our targeted markets through value-added solutions and operational excellence. We believe this approach engages our business team in creating a long-term value proposition for shareholders that generates above-market returns through an economic cycle while maintaining a short-term focus on improving profitability and driving operating excellence. More information on our business and strategy can be found in the ''Business Overview'' section at the beginning of this Proxy Statement.

The Compensation Discussion and Analysis (CD&A) describes our executive compensation programs and how they apply to our NEOs. For purposes of this CD&A, when referring to CEO, we are referring to Mr. Mapes, as the CEO for 2023, unless otherwise specified. The CD&A contains statements regarding future performance targets and goals. These targets and goals are disclosed in the context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We caution investors not to apply these statements in other contexts.

Executive Compensation Table of Contents

    

Steven B. Hedlund

President and Chief Executive Officer (since January 1, 2024) Executive Vice President, Chief Operating Officer (through December 31, 2023)

Christopher L. Mapes

Executive Chair (since January 1, 2024) President and Chief Executive Officer (through December 31, 2023)

Gabriel Bruno

Executive Vice President, Chief Financial Officer and Treasurer

Jennifer I. Ansberry

Executive Vice President, General Counsel and Secretary

Michele R. Kuhrt

Executive Vice President, Chief Human Resources Officer

Compensation Discussion and Analysis

EXECUTIVE SUMMARY

Our approach to executive compensation is generally the same as our approach to employee-wide compensation, with a strong belief in pay for performance and a long-standing commitment to incentive-based compensation.

While maintaining our performance-driven culture, our executive compensation program is designed to achieve the following objectives:

Align Interests	**Incentivize Management**	**Support Long-Term Strategy**
Align the interests of management (and employees) with long-term interests of our shareholders and other stakeholders	Design compensation elements to incentivize management to deliver above-market financial results	Define performance drivers which support key financial and strategic business objectives
Good Governance Practices	**Retention & Succession Planning**	**Pay for Performance**
Help ensure we are following good governance practices in the design and operation of our executive compensation program, including consideration of the risks associated with those practices	Reinforce executive retention to enable achievement of annual and long-term business goals through a stable management team	Link incentive-based compensation to the company's short-term and long-term financial and operational performance

CEO TARGET PAY "AT RISK"



At Risk
87%

ALL OTHER NEOS TARGET PAY "AT RISK"



At Risk
75%

SAY-ON-PAY VOTE



Approval
96%

At our 2023 Annual Meeting, shareholders again showed strong support for our executive compensation program with 96% of the shareholders who voted approving, on an advisory basis, the compensation of our NEOs

KEY FINANCIAL PERFORMANCE

We have a strong track record of delivering increased value to our shareholders and we have typically delivered above-market performance across various financial metrics over many economic cycles. Our long-term strategy seeks to achieve profitable sales growth both organically and through acquisitions by emphasizing value-added solutions and differentiated technologies. We anticipate this strategy will yield improved profit margins and returns and will generate best-in-class financial performance measured against our peer group.

In 2023, we achieved record performance across key financial metrics including sales, adjusted operating income margin, adjusted earnings per share, cash flow from operations, and our adjusted return on invested capital. By focusing on employee safety and training, operational excellence, diligent cost management, and a ''customer-first'' approach, we executed well and advanced towards our 2025 Strategy goals.

2023 Net sales increased 11.4% to a record $4.2 billion. Organic sales increased 4.0% from 2.3% higher volumes and a 1.7% increase in price. We achieved organic growth across all regions and in our three product categories, led by equipment and automation, reflecting strong capital spending to support customers' growth initiatives and need for increased productivity. Acquisitions contributed 7.4% of sales growth, primarily from our 2022 Fori Automation LLC acquisition. Strong momentum in automation demand from both our legacy automation portfolio and from acquisitions resulted in record automation portfolio sales of $941 million in 2023. Our performance in automation positions us well to exceed our $1 billion automation sales objective ahead of our 2025 target.

We also remained focused on innovation to drive long-term growth. In 2023, we launched over 50 new product families, including Velion™, our new DC fast charger for electric vehicles. This innovation among a strong pipeline of product development in our core welding and cutting offerings, resulted in a 57% vitality index mix of our standard equipment sales. Our industry segment teams were also highly engaged with customers to ensure Lincoln Electric has the leading solutions to support their current and planned energy and civil infrastructure investments, as well as platform expansions to support long-term electrification transition in the transportation sector. These efforts have positioned the organization with a strong growth profile within our core portfolio and have developed emerging growth opportunities in close adjacencies such as our additive 3D printing solution and our newly developed Velion™ DC fast charger.

Operationally, we continued to optimize business processes in our global automation portfolio and in The Harris Products Group segment. These initiatives, as well as an enterprise-wide focus on diligent cost management, shared services, and continuous improvement programs focused on safety, enhanced productivity, and resource conservation, resulted in a record 17.1% operating income margin with a 20% adjusted operating income incremental margin. This marked the first year that all three reportable segments achieved profit margin performance within their 2025 Strategy target ranges – helping to advance us within our long-term targets.

Net income increased 16% to a record $545.2 million in 2023, and 13% to $547.9 million on an adjusted basis. Earnings per share increased 17% to a record $9.37, and 14% to a record $9.41 on an adjusted basis.

We achieved a 74% increase in Cash flows from operations to a record $668 million with a 105% cash conversion ratio, reflecting increased profitability and working capital efficiencies as we began to normalize inventory levels. This was demonstrated in the 380-basis point improvement in our average operating working capital to sales performance to 17.1%. This top quartile performance versus our peer group accelerates our progress towards our 2025 target of 15.0%. We also reported record Return on invested capital (ROIC) and Adjusted ROIC at 24.0% and 24.1%, respectively – demonstrating the effectiveness of our 2025 Strategy and our disciplined capital allocation approach.

NET SALES

	Reported	Organic Sales
$4.2B (Record)	**+11%** vs. 2022	**+4%** vs. 2022

OPERATING INCOME MARGIN
(Reported & Adjusted)

17.1%

Reported +80 bps vs. 2022 (Record)	Adjusted +30 bps vs. 2022 (Record)

DILUTED EPS

Reported	Adjusted
$9.37 +17% bps vs. 2022 (Record)	**$9.41** +14% vs. 2022 (Record)

CASH FLOW FROM OPERATIONS

$668M

+74% vs. 2022
(Record)

AVERAGE OPERATING WORKING CAPITAL TO NET SALES RATIO

17.1%

380 bps improvement

RETURN ON INVESTED CAPITAL

Reported	Adjusted
24.0% (Record)	**24.1%** (Record)

28th
CONSECUTIVE DIVIDEND INCREASE

> **+11%**

NEW PRODUCT VITALITY INDEX
42%

See Appendix A for definitions and/or reconciliation of these metrics to results reported in accordance with GAAP. Performance measures used in the design of the executive compensation program are presented within the Compensation Discussion and Analysis section.

We are committed to generate long-term value for our shareholders through a disciplined and balanced capital allocation strategy through the cycle. In 2023, we deployed approximately $91 million towards capital projects focused primarily on growth and operational efficiency and invested $33 million in a small bolt-on automation acquisition in Brazil (following our largest acquisition in our history in December 2022). We returned approximately $347 million of cash to shareholders through our dividend program and $199 million of share repurchases. In the last five years, we have returned approximately $1.6 billion to shareholders through an aggregate amount of $951 million in shares and have increased the dividend rate by 51%, including the 2023 increase in the payout rate by 11%, marking 28 years of consecutive dividend increases.

$347M

Returned to
Shareholders
in 2023

=

$148M

In Dividends

+

$199M

In Share
Repurchases

TOTAL SHAREHOLDER RETURN (TSR)

In 2023, the combined value of our dividend program and the appreciation of our stock price resulted in favorable total shareholder return (TSR) performance versus peers and top quartile performance versus select indices on a 1, 3 and 5-year basis. We believe that TSR is an important measure to demonstrate the Company's value creation for shareholders and is important to our executives over the long-term. For 2023, approximately 69% of our CEO's and 48% of our other NEO's compensation was tied to equity-based compensation, which can be favorably impacted when the TSR increases. In this case, the value of the compensation paid to our NEOs increases in line with the appreciation received by our shareholders.

TOTAL SHAREHOLDER RETURN	+53% 1-Year	+96% 3-Year	+202% 5-Year

The following 3-Year (2021–2023) TSR Performance Percentile Rank chart illustrates our TSR performance compared to our peer group, the S&P Composite 500 Stock Index (S&P 500), the S&P 400, and a S&P 400 Midcap Manufacturing Index. The TSR percentile rankings show the position of our TSR performance compared to the particular group, with a 50th percentile ranking indicating median (or market) performance. Percentiles below 50 indicate below-market performance, while percentiles above 50 indicate above-market performance.

Total Shareholder Returns (TSR)[1]

3-Year (2021-2023) TSR Performance
Percentile Rank to Peers and Select Indices



1   See Appendix A for definition for TSR

FINANCIAL MEASURES USED FOR COMPENSATION PURPOSES

We consider various types of widely reported financial metrics to apply to our executive compensation program. Some of these financial metrics directly impact our executive compensation program, while in some cases we use the closest approximations for the metrics that we use in our compensation programs. We believe that all of these financial metrics are critical to the short-term and long-term growth and performance of our organization.

Financial metrics used to evaluate operational performance and used in our short-term annual bonus (EMIP) and our long-term incentive plan designs are:



**FINANCIAL MEASURES:
SHORT-TERM METRICS AND WEIGHTING**

■ Adjusted Revenue for Compensation Purposes
■ Adjusted earnings before interest, taxes and bonus (EBITB)
■ AOWC/Sales for Compensation Purposes



**FINANCIAL MEASURES:
LONG-TERM METRICS AND WEIGHTING**

■ 3-Year Growth of Adjusted Net Income for Compensation Purposes
■ 3-Year Average ROIC for Compensation Purposes

Short-Term Metrics:	Long-Term Metrics:
Adjusted Revenue for Compensation Purposes (Adjusted Revenue[1]), weighted at 25%	Growth of Adjusted Net Income for Compensation Purposes (over a three-year cycle), weighted at 50%
Adjusted earnings before interest, taxes, and bonus (EBITB), weighted at 50%	Three-year Average Return on Invested Capital (ROIC) for Compensation Purposes indexed to peer performance, weighted at 50%
Average operating working capital to net sales ratio (AOWC/Sales) for Compensation Purposes, weighted at 25%	

1   Adjusted Revenue for compensation purposes focuses on organic sales growth by emphasizing volume growth and placing a collar on price contributions to revenue.

PERFORMANCE OF FINANCIAL MEASURES USED FOR COMPENSATION PURPOSES

Short-Term Compensation Program Financial Metric Performance

The following charts demonstrate our performance over the last three years in financial metrics incorporated in our short-term compensation program.



1   Excluding special items where applicable. Definitions and reconciliation of non-GAAP results to our most closely comparable GAAP results are included in Appendix A.

2   See Appendix A for definitions.

Long-Term Compensation Program Financial Metric Performance

The following charts demonstrate our performance over the last three years relative to the financial metrics incorporated into our long-term compensation program: Adjusted Net Income for Compensation Purposes and ROIC for Compensation Purposes.

The results for ROIC for Compensation Purposes are compared to our peer group, the S&P 400 Midcap Index (S&P 400), in which we participate, and the S&P 400 Midcap Manufacturing Index. The ROIC for Compensation Purposes percentile rankings show the position of our financial results compared to the particular group, with a 50th percentile ranking indicating median (or market) performance. Percentiles below the 50th indicate below-market performance, while percentiles above the 50th indicate above-market performance. Information is based on the most recently available public information (as accumulated by an independent third party), as of January 2024 when the analysis was performed. In our long-term incentive plan design, ROIC for Compensation Purposes is a relative measure and payout is determined based on our average performance over 3-years as compared to our peers.



1   Excluding certain items as approved by the Compensation and Executive Development Committee where applicable. See discussion and definitions on page A-1 in the Performance Shares Financial Metrics section and in Appendix A.

2   As of September 30, 2023.

PAY FOR PERFORMANCE, OBJECTIVES AND PROCESS

In designing our executive compensation program, a core philosophy is that our executives should be rewarded when they deliver financial results that provide value to our shareholders. Therefore, we have established a program that ties executive compensation to superior financial performance.

To assess pay for performance, we evaluate the relationship between CEO realizable pay and TSR performance using essentially the ISS methodology. This allows us to understand the relative degree of alignment over a three-year period between the pay opportunity delivered to the CEO and the performance achieved by shareholders relative to our peer group. This analysis is performed by management and reviewed by management's compensation consultant, WTW and the Compensation and Executive Development Committee (the ''Committee''). This analysis was performed for the 2020 to 2022 period, which is the period for which both compensation and performance data was readily available for our peers.

In evaluating pay and performance alignment, the analysis focuses on CEO pay primarily as reflected in the Summary Compensation Table, with the exception of valuing equity-based awards. All stock-based awards (both time and performance-vesting) are calculated by multiplying the number of underlying shares by the closing stock price on the grant date, and option awards are calculated using the ISS Black-Scholes option pricing model. This means that for us, the CEO is evaluated based on the following compensation elements for the applicable three-year period:

- Base pay;
- Annual bonus (EMIP);
- The value of restricted stock units (RSUs) granted (based on the closing price of our common stock as of the grant date);
- The value at target of performance shares granted (based on the closing price of our common stock as of the grant date);
- The value of stock options granted (based on the ISS Black-Scholes pricing model as of the grant date);
- Actual nonqualified deferred compensation earnings; and
- All other compensation for the applicable three-year period.

The shaded area in the chart below highlights the area in which ISS has a low overall concern level. As shown in the chart below, our ranking for TSR performance and our ranking for CEO pay falls within the shaded area and demonstrates an overall alignment between pay and performance. Based on this analysis, the Committee is satisfied with the alignment of our CEO's pay with the performance of the Company.



While we consider the ISS methodology in assessing pay for performance, we view it as one of the variables for evaluating pay for performance alignment. We have provided the ISS analysis in assessing pay for performance for investors that might be utilizing it in evaluating pay for performance.

2023 EXECUTIVE COMPENSATION ACTIONS

During 2023, the Committee reviewed the design of our executive compensation program to help ensure consistency with our pay for performance philosophy. Each year, the Committee monitors our executive compensation program and how it relates to our corporate performance and shareholder interests. At our 2023 Annual Meeting, we received 96% approval, based on the total votes cast, for our annual advisory say-on-pay vote to approve the compensation of our NEOs. The Committee considered this result, in connection with its review of the overall design of our executive compensation program, particularly in light of the 2025 Strategy. The Committee believes the voting results demonstrate significant support for our executive compensation program, and the Committee chose not to make any substantial changes to the existing program previously approved for 2023 specifically in response to the 2023 say-on-pay voting results. The Committee expects, however, to continue to work with its compensation consultant to monitor changes in executive compensation trends to keep our executive compensation program aligned with best practices in our competitive market.

CHIEF EXECUTIVE OFFICER TRANSITION

During 2023, the Company announced the planned retirement of Christopher L. Mapes as the Company's President and Chief Executive Officer, effective December 31, 2023, and the election of Steven B. Hedlund as President and Chief Executive Officer effective January 1, 2024. For purposes of this CD&A, when referring to CEO, we are referring to Mr. Mapes, as the CEO for 2023, unless otherwise specified.

GOOD GOVERNANCE PRACTICES

In addition to our emphasis on above-market financial performance and pay for performance, we design our executive compensation program to be current with best practices and good corporate governance. We also consider the risks associated with any particular program, design or compensation decision. We believe these assessments result in sustained, long-term shareholder value. Some of those governance practices are described in the Compensation-Related Risk section in this Proxy Statement.

The following table highlights certain of our good governance practices relative to our executive compensation program:

What We Do		What We Don't Do	
Pay for Performance Focus (Compensation programs weighted heavily toward variable, ''at risk,'' compensation; perform annual reviews of market competitiveness and the relationship of compensation to financial performance)	✓	No Guaranteed Pay Increases (No multi-year guarantees for compensation increases, including base pay, and no guaranteed bonuses)	✗
Balanced Compensation (Compensation opportunities linked to both short-term and long-term periods of time, while aligning compensation with several financial performance metrics that are critical to achievement of sustained growth and shareholder value creation)	✓	No Repricing or Replacement of Underwater Stock Options without Prior Shareholder Approval	✗
Double-Trigger Provisions for Change in Control	✓	No Payment of Dividends on Unvested Equity	✗
Stock Ownership Guidelines for all Executive Officers	✓	No Excessive Perquisites	✗
Clawback Policy	✓	No Excise Tax Gross-Ups or Tax Reimbursements	✗
Independent Compensation Committee and Consultant	✓	No Hedging or Pledging of Lincoln Electric Stock	✗

OUR COMPENSATION PHILOSOPHY

Core Principles

Our compensation program is designed to attract and retain exceptional employees, while maintaining our strong pay for performance culture. We design our compensation system to reflect current best practices and our performance-driven culture, including setting base pay below the competitive market for each position, targeting incentive-based cash compensation above the competitive market and targeting long-term incentive compensation at the market median. We believe these practices result in sustained, long-term shareholder value and promote quality corporate governance in compensation decisions.

The primary components of our executive compensation program, summarized below, help ensure that we maintain our performance-driven culture:

Type	Component and Competitive Target	Philosophy and Objective
Fixed Compensation	Base Pay — 45th Percentile	• Generally targeted at the 45th percentile of market (below market) to place stronger emphasis on incentive compensation • Provide market-competitive fixed pay reflective of an executive officer's role, responsibilities and individual performance in order to attract and retain top talent
Incentive-Based Compensation	Target Total Cash Compensation with Annual Bonus (EMIP) — 65th Percentile	• Generally targeted above the competitive market, so that target total cash compensation (base pay and annual bonus which incorporates financial targets and individual performance goals) is set at 65th percentile of market • Drive financial performance, including revenue, adjusted EBITB and average operating working capital to net sales ratio • Deliver individual performance against specific business objectives, including executing on our 2025 Strategy, increasing our customer satisfaction, developing and engaging a diverse and talented workforce, driving sustainable innovation and improving operating efficiencies
	Long-Term Incentive Compensation — 50th Percentile	• Generally targeted at the 50th percentile of market (at market) • Divided equally among 3 programs: (1) stock options; (2) RSUs; and (3) Performance Shares, to drive long-term financial performance, with metrics related to Adjusted Net Income for Compensation Purposes and Return on Invested Capital for Compensation Purposes • Incentivize achievement of long-term value creation through financial performance objectives weighted more heavily toward rewards for share price appreciation and long-term profitability

In addition to the primary components of our executive compensation program, we provide benefits and perquisites that we believe, taken as a whole, are at the market median.

Average Mix of Key Compensation Components

Individual performance also plays a key role in determining the amount of compensation delivered to an individual, with our philosophy being that the best performers should receive the greatest rewards. The following charts present the mix of 2023 target direct compensation for our CEO and all of our other NEOs (on an average basis), as established in the beginning of 2023. As shown below, 87% of the CEO's compensation mix was ''at risk'' and 75% of our other NEOs' compensation mix, on average, was ''at risk,'' with the actual amounts realized based on annual and long-term performance as well as our stock price.

CEO TARGET COMPENSATION MIX



ALL OTHER NEOS TARGET COMPENSATION MIX



- ■ Base (fixed)
- ■ Annual Bonus (EMIP)
- ■ Stock Options
- ■ Restricted Stock Units
- ■ Performance Shares

THE ROLES OF THE COMMITTEE, EXTERNAL ADVISORS AND MANAGEMENT

The Committee, which consists solely of non-employee Directors, has primary responsibility for reviewing, establishing and monitoring all elements of our executive compensation program. The Committee is advised by its independent executive compensation consultant, WTW, and independent legal counsel as it deems appropriate. Management provides recommendations and analysis to the Committee.

ROLE OF THE COMMITTEE

Compensation-Related Tasks	Organizational Tasks
Reviews, approves and administers all of our executive compensation plans, including our equity plans	Evaluates the performance of the CEO, including consideration of tone and embodiment of core values, with input from all non-employee Directors
Establishes performance objectives under our short-term and long-term incentive compensation programs[1]	Reviews the performance capabilities of the other executive officers, including consideration of tone and embodiment of core values, based on input from the CEO
Determines the attainment of performance objectives and the awards to be made to our executive officers under our short-term and long-term incentive compensation programs[1]	Reviews succession planning for officer positions, including the position of the CEO
Determines the compensation for our executive officers, including base pay and short-term and long-term incentive compensation opportunities[1]	Reviews proposed organization or responsibility changes at the officer level
Reviews compensation practices relating to key employees to confirm that these practices remain equitable and competitive	Reviews our practices for the recruitment and development of a diverse talent pool
Reviews employee benefit plans that relate to executive officers and/ or key employees	Retains the services of independent legal counsel from time to time to provide input on various matters

1   The independent members of the Board take such action with respect to the CEO.

ROLE OF EXTERNAL ADVISORS

WILLIS TOWERS WATSON

- Independent executive compensation consultant for the Committee

- Advises on matters including competitive compensation analysis, executive compensation trends and plan design, peer group company configuration, competitive financial performance and financial target setting

- Performs data analysis on competitive compensation, competitive financial performance and financial target setting

- Reviews analysis and data collected by management (particularly the CEO, the CFO and the Chief Human Resources Officer)

- Reports directly to the Chairperson of the Committee

- Meets with the Committee in executive session without the participation of management

- Discusses the CEO's recommendations with the Committee to help ensure the compensation recommendations are in line with stated compensation philosophies and are reasonable when compared to the competitive market

- The Committee is not bound by WTW's recommendation

- Considering all relevant factors (as required by compensation consultant independence standards set forth in applicable SEC rules and Nasdaq listing standards), we have assessed WTW's independence, and are not aware of any conflict of interest that has been raised by the work performed by WTW

ROLE OF CEO AND MANAGEMENT

- Provide compensation-related recommendations to the Committee

- The CEO recommends the compensation for other executive management positions and provides the Committee with assessments of their individual performance (both of which are subject to Committee review)

- Perform individual performance assessments based on achievement of various financial and leadership objectives set by the CEO

- Receive suggestions from the Committee for modifications to financial and leadership objectives where warranted

Our Methodologies

SELECTION OF COMPENSATION ELEMENTS

As part of its annual review, the Committee evaluates whether changes in the philosophy or structure are warranted in light of emerging trends, business needs and/or financial performance. The Committee then uses competitive market data, performance assessments, and independent executive compensation consultants and management recommendations to set the pay components along the targets described above (for example, 45th percentile for base pay). Actual pay for executive management will generally fall within a range of these targets (plus or minus 20%). Absent significant increases due to promotion, increases for break-through individual performance or significant changes in the competitive market data, pay increases are considered generally in line with national trends.

MARKET COMPARISON DATA

We collect competitive market compensation data from multiple nationally published surveys and from proxy data for a peer group of companies. Nationally published survey market compensation data is statistically determined (through regression analysis) to approximate our revenue size and aged to approximate more current data. The Company did not select the companies that comprise any of these survey groups. The Company generally blends 50% survey and 50% peer data for benchmarking executive compensation for our NEOs.

PEER GROUP

We use a peer group of publicly traded industrial companies that are headquartered in the U.S. that serve a number of different market segments and that have significant foreign operations. These are companies with which Lincoln Electric competes for talent and shareholder investment. In addition, we only select companies with solid historical financial results (removing companies from the peer group when their financial performance has consistently fallen below a reasonable level) and companies with sales that are within 2.5 times that of Lincoln Electric sales. The Committee conducts an annual review of our peer group, with the assistance of WTW as an independent advisor. In July 2022, the Committee modified its peer group to be used for 2023 compensation matters, by including ESAB Corporation, the industrial business which was spun-off from Colfax Corporation (now Enovis Corporation).

For 2023, our peer group consisted of the following 18 publicly traded industrial corporations:

Ametek Inc.	Flowserve Corporation	Nordson Corporation	The Toro Company
Carlisle Companies Inc.	Graco Inc.	Regal Rexnord Corporation	Woodward Inc.
ESAB Corporation	IDEX Corporation	Snap-On, Inc.	Xylem Corporation
Crane Co.	ITT Inc.	Terex Corporation	
Donaldson Company, Inc.	Kennametal Inc	The Timken Company	

In July 2023, the Committee reviewed its peer group and determined no changes were needed for the 2024 compensation planning cycle.

EXECUTIVE COMPENSATION STRUCTURE

In evaluating our executive compensation structure, the Committee considers three primary elements: (1) business needs (2) individual performance and (3) pay for performance review.

Business Needs	Individual Performance	Pay for Performance Review
• Independent compensation consultant (WTW) provides information about emerging trends in executive compensation, along with Committee members' own reading and study	• Individual performance is a significant factor in determining annual changes (up or down) to pay components	• The Committee conducts an annual assessment of our financial performance and pay for performance, in determining whether changes will be made to the existing philosophy or structure and before setting compensation levels for the upcoming year
• Trends considered in light of our compensation philosophies and various business needs	• Annual bonus (the Executive Management Incentive Plan, or EMIP) includes an individual performance component in determining the percentage of target bonus to be paid (described below)	• The annual assessments are used to evaluate whether executive compensation is properly aligned with our financial performance
• Business needs that are evaluated can include: talent attraction or retention strategies, growth expectations, strategic programs, cost-containment initiatives, management development needs and our company culture	• Individual performance is generally measured against how well an executive demonstrates proficiency in key leadership competencies, as well as the executive's achievement against objectives established for him or her at the beginning of the year	
• No single factor guides whether changes will be made, as the Committee uses a holistic approach, considering a variety of factors	• The Committee reviews the overall performance of each NEO during the year and assigns Individual Performance Factors	

The following chart highlights the process and timing of compensation determinations and payouts:



Prior Year Fourth Quarter

- Committee reviews our compensation program and philosophy, including determining if our compensation levels are competitive with our peer group and if any changes should be made to the program for the next year

- Committee determines the principal components of compensation for the NEOs for the next year

- Compensation consultant (WTW) provides a competitive market assessment of pay levels for the executive officers, including the NEOs

Current Year First Quarter

- Committee determines the individual performance goals of the CEO (with Board approval) and sets the performance goals for each corporate-based (financial) component for the current year

- CEO sets individual performance goals for the current year for each of the other NEOs, which are reviewed by the Committee

- Individual performance goals of CEO and the other NEOs are designed to drive our corporate goals and our 2025 Strategy

- Base pay, annual bonus targets and long-term incentive awards are set at a regularly scheduled Committee meeting

- Payout amounts for the annual bonus (EMIP) and Performance Shares earned as of the end of the prior year are determined at the first available Committee meeting (normally in February) or a subsequent special meeting (normally in March), once financial results are available

Throughout Current Year

- Committee meets regularly throughout the year, with management and in executive session

- Ongoing review of Company performance against performance goals

Key Elements of Executive Compensation

Each compensation component for our NEOs is described below, with specific actions that were taken during 2023 noted. For 2023 compensation amounts, please refer to the Summary Compensation Table and other accompanying tables.

BASE PAY

Base salary is provided to our executives to compensate them for their time and proficiency in their positions, as well as the value of their job relative to other positions at Lincoln Electric. Base salaries are set based on a subjective evaluation of the executive's experience, expertise, level of responsibility, leadership qualities, individual accomplishments and other factors.

1 Level of responsibility and experience   **2** Individual performance and leadership qualities   **3** Internal equity   **4** Peer Data

We aim to set base salaries at approximately the 45th percentile of the market (slightly below market) in keeping with our philosophy that greater emphasis should be placed on variable compensation.

2023 AND 2024 BASE PAY

Ahead of 2023, the Committee reviewed officer pay, including all NEOs, as compared to the market. The Committee approved certain increases in NEO base salaries as detailed below, bringing the base pay within the competitive benchmark, while the base pay of the NEOs remains, on average, slightly below the 45th percentile.

NEO	Increase %	2023 Base Salary[1]
Christopher L. Mapes	4.0%	$ 1,107,600
Gabriel Bruno	8.0%	$ 540,000
Steven B. Hedlund	8.0%	$ 648,000
Jennifer I. Ansberry	8.2%	$ 468,000
Michele R. Kuhrt	3.0%	$ 451,000

1   Base salaries effective as of January 1, 2023.

For 2023, Mr. Mapes base pay increased 4.0%. Mr. Hedlund received an 8.0% base pay increase, which was to continue to progress compensation within the competitive benchmark for his recently promoted role in 2022. In August 2023, in connection with the announced CEO transition plan, the Committee approved a further increase for Mr. Hedlund in connection with his pending appointment as President and Chief Executive Officer, establishing his new base salary at $1,010,000, which would remain his base salary for 2024. Mr. Bruno and Ms. Ansberry received an 8.0% and 8.2% base pay increase, respectively, which was to progress compensation and remain competitive within the benchmarks for their roles. Ms. Kuhrt's base compensation increased 3.0% from her base pay received in 2022. The base pay for the NEOs falls within the competitive benchmark and the NEOs remain, on average, slightly below the 45th percentile for base compensation.

For 2024, Mr. Mapes base compensation was reduced to $553,800 for his role as Executive Chair. Mr. Hedlund's base compensation was approved in August 2023 as discussed above. Mr. Bruno and Ms. Ansberry received 7.4% and 7.9% base pay increase, respectively, which was to progress compensation and remain competitive within the benchmarks for their roles. Ms. Kuhrt's base compensation increased 3.8% from her 2023 compensation. The base pay for the NEOs falls within the competitive benchmark and the NEOs remain, on average, slightly below the 45th percentile for base compensation.

ANNUAL BONUS (EMIP) AND TOTAL CASH COMPENSATION

The EMIP provides executive officers, including the NEOs, with an opportunity to receive an annual cash bonus. We believe that, given base pay is below market, annual cash bonus opportunities should be above average to balance some of the risk associated with greater variable compensation. However, we also believe that above-market pay should be linked to financial and individual performance. Therefore, we target total cash compensation (base pay and target annual bonus) at the 65th percentile of the market, but use a structure that provides payments of above-average bonuses only where the performance of the consolidated company and the performance of an NEO's particular segment or business unit, warrant it. We also consider the impact of an officer's individual performance during the year.

ANNUAL BONUS (EMIP) FORMULA

With respect to 2023, the formula to determine each NEOs annual bonus (EMIP Bonus Payout) multiplies an individual's Target Bonus Amount by the Financial Performance Factor and the Individual Performance Factor. The Financial Performance Factor considers the financial performance of specific financial metrics of the consolidated Company and for operations roles, the segment or business units they support. If the financial performance target is not met on any specific financial metric, the EMIP Bonus Payout will be reduced, with the potential that no bonus will be paid if performance across all metrics is below threshold. If financial performance exceeds expectations on any of the specific financial metrics, the percentage of annual bonus paid can be above the Target Bonus Amount. Once financial performance is calculated, an Individual Performance Factor is considered to determine the final EMIP Bonus Payout. The maximum EMIP Bonus Payout, considering financial and individual performance, will not exceed 200% of an individual's annual Target Bonus Amount.

2023 EMIP BONUS CALCULATION



The Committee has discretion to approve EMIP payments outside of the strict application of this calculation, although no discretion was used for calculation of the 2023 annual bonuses. EMIP payout determinations for the 2023 performance period were made in the first quarter of 2024.

ANNUAL BONUS (EMIP) FINANCIAL METRICS

A portion of the EMIP Financial Performance Factor is based upon achievement of company consolidated financial performance against budget and another portion may be attributable to segment financial performance against budget, depending upon the individual's scope of responsibility. By varying the financial metrics used based upon areas of responsibility, it is possible that certain participants will receive a higher percentage of target bonus while others will receive a lower percentage of target where the segment performance for one participant is better than the segment performance for the other. This is a key component of our pay for performance and incentive-based philosophies. In 2023 each of our NEOs' Financial Performance Factor was based on the Company's Consolidated results.

The Financial Performance factor calculation utilizes the achievement results of three metrics weighted as follows:

- 25% Adjusted Revenue for Compensation Purposes (Adjusted Revenue);
- 50% Adjusted EBITB; and
- 25% AOWC/Sales for Compensation Purposes.

Actual results are measured against budget at budgeted exchange rates and adjusted for the results of businesses acquired during the year. Budgets are set aggressively (based on the local and global economic climate), at the beginning of the year, are reviewed by the Finance Committee and are approved by the full Board. For 2023 a price collar was embedded in the budgeted goals that restricts the impact of pricing on Adjusted Revenue results. For 2023, Management was responsible for +/-2% on pricing that impacted actual revenue results as compared to pricing in the budget. Each financial metric is calculated and interpolated on a financial payout curve to determine the Financial Performance Factor. The financial payout curves, considering threshold and maximum opportunities, are set at the beginning of the year and are approved by the Committee.

The following table illustrates the opportunity for achievement of the Financial Performance Factor based on actual performance against target across each financial metric and the 2023 target amounts set during the budget process.

| Financial Metric | Weightings | Achievement of Actual Results vs. Budget | | | 2023 Target (Budget) |
		Threshold	Target (Budget)	Maximum	Lincoln Electric Holdings
Adjusted Revenue	25%	93%	100%	105%	$4.167 billion
EBITB	50%	80%	100%	115%	$857 million
AOWC to Sales	25%	85%	100%	110%	22.3%
Financial Payout Curves		**50%**	**100%**	**200%**	

ANNUAL BONUS (EMIP) INDIVIDUAL PERFORMANCE GOALS

Individual performance goals are set annually. A significant portion of our executive officers' individual performance goals is tied to one or more aspects of our 2025 Strategy.

The following table highlights the material 2023 individual performance goals for our CEO. The Committee chair, supported by the Lead Independent Director, leads the review and evaluation process to establish the CEO's performance goals for each year, which were approved by the Board at the beginning of 2023. These 2023 performance goals were cascaded throughout the organization and many are also in the individual performance goals for our other NEOs.

Individual Performance Goals	CEO
Execution of the 2025 Strategy	✓
Human capital management, including D&I, employee engagement and development initiatives	✓
Cybersecurity and enterprise risk management	✓
Sustainability, including environmental, health and safety metrics	✓
Financial and operating targets	✓
Operational optimization and expansion, and M&A integration	✓
Commence development of new long-term strategy	✓

In defining the individual performance goals, the Committee considered the goals to be strategically important to the Company and its 2025 Strategy. The goals for 2023 were particularly aimed at operational optimization and M&A integration, employee engagement, D&I, cybersecurity and achieving our EHS and Sustainability metrics. The CEO's individual performance rating is determined based on an evaluation of performance against the underlying goals with the final rating being approved by the independent Directors of the Board. In assessing the individual performance of our NEOs, the Committee reviews the performance rating recommended by the CEO with respect to each of the other NEOs and recommends revisions, as needed, prior to the Committee approval of such rating.

2023 ANNUAL BONUS (EMIP) AND TOTAL CASH COMPENSATION

The 2023 EMIP annual bonus targets for the NEOs were established and approved by the Committee in February 2023 according to the principles discussed above. As established at the beginning of 2023, Mr. Hedlund, Mr. Bruno and Ms. Ansberry received an 8.6%, 16.1% and 28.7% target bonus increase, respectively, which was to continue to progress target compensation within the competitive benchmark for their roles. In August 2023, in connection with the announced CEO transition plan, the Committee approved a further increase for Mr. Hedlund in connection with his pending appointment as President and Chief Executive Officer, establishing his new target bonus at $1,464,500 effective August 1, 2023, which would remain his target bonus for 2024. Mr. Mapes' 2023 target bonus increased 4.0% while Ms. Kuhrt's 2023 target bonus remained flat. The bonus targets fall within the competitive benchmark and the NEOs remain, on average, at the 65th percentile on targeted total cash compensation.

In approving the 2023 EMIP payouts, the Committee assessed our Adjusted Revenue for Compensation Purposes performance, EBITB performance and AOWC/Sales for Compensation Purposes performance against budget for consolidated and segments, as applicable. On average, 2023 EMIP payments for the NEOs were 170% above their 2023 target amounts, driven primarily by strong EBITB performance and achievement of individual objectives.

The following table illustrates actual results versus budget and the interpolated Financial Performance Factor for each financial metric to arrive at the Weighted Financial Payout Factor that drives actual bonus payouts.

	Lincoln Electric Holdings			
	Actual vs. Budget	Interpolated Financial Performance Factor	Weighting	Weighted Financial Payout factor
Adjusted Revenue	100.1%	101.2%	25%	
Adjusted EBITB	107.6%	150.7%	50%	135.1%
AOWC/Sales	103.8%	138.0%	25%	

Note: The Adjusted EBITB performance results were adjusted for the same types of special items that impact Adjusted Operating Income and Adjusted Net Income as disclosed in Appendix A.

The actual bonus payout to the NEO's considers the impact of individual performance. The Committee assessed the performance of each NEO against their Individual Performance Goals and assigned a rating that impacts the annual bonus calculation as illustrated above. For the current year, individual performance ratings for the annual bonus for officers ranged from 100 to 128.

The following chart illustrates the actual calculated bonus considering both the financial and individual performance. On average, 2023 EMIP payments for the NEOs, excluding Mr. Hedlund, were 2% higher than the 2022 EMIP payments, driven by record financial performance.

NEO	Target Award Opportunity	Target Award Opportunity as a % of 2023 Base Salary	Maximum Award Opportunity Based on Matrix	Actual Award	Actual Award as a % of Target
Christopher L. Mapes	$ 1,606,000	145%	$ 3,212,000	$ 2,777,943	173%
Gabriel Bruno	$ 566,000	105%	$ 1,132,000	$ 979,026	173%
Steven B. Hedlund	$ 1,093,064	137%	$ 2,186,128	$ 1,890,704	173%
Jennifer I. Ansberry	$ 440,000	94%	$ 880,000	$ 731,351	166%
Michele R. Kuhrt	$ 415,000	92%	$ 830,000	$ 689,797	166%

2024 ANNUAL BONUS (EMIP) AND TOTAL CASH COMPENSATION

The 2024 EMIP target award for Mr. Mapes was reduced to $803,000 for his role as Executive Chair. Mr. Hedlund's 2024 EMIP target award was increased to $1,464,500 in August of 2023 as previously discussed. The 2024 EMIP targets for the remaining NEO's were approved in the first quarter of 2024 and were established by the Committee in consultation with WTW, based on our compensation philosophies as well as competitive market data as discussed above. On average, the remaining NEO's target award increased 3.2% for 2024. The bonus targets fall within the competitive benchmark and the NEOs are on average at the 65th percentile on targeted total cash compensation.

LONG-TERM INCENTIVE COMPENSATION

We believe that long-term incentive compensation should be provided to focus rewards on factors that deliver long-term sustainability and should be established at the median (or 50th percentile) of the market. We have targeted the median of the market, in keeping with our pay for performance philosophy, because we believe that superior long-term financial growth itself should be the main driver of above-market long-term incentive compensation.

For 2023, our long-term incentive compensation program consists of three components: (1) stock options, (2) RSUs and (3) Performance Shares. The value of each is weighted equally. This provides an even balance with respect to the different attributes and timing associated with each type of award. Annual awards of all three components are made to EMIP participants, including the NEOs.

The following is a summary of the three components of our long-term incentive compensation program as in effect for 2023:

	Standard Vesting Provision	Accelerated Vesting Provisions	Total Employees Receiving Grant in 2023
Stock Options	• Vest ratably over 3 years	• Full vesting upon death or disability. • Full vesting upon retirement for awards granted since 2021. Pro-rata vesting upon retirement, for awards granted prior to 2021. • Full vesting in the event of a change in control, if (i) replacement awards are not provided or (ii) replacement awards are provided and there is a subsequent qualifying termination.	17 employees, including NEOs, all EMIP participants and other senior leaders
Restricted Stock Units (RSUs)	• Vest in full after 3 years	• Full vesting upon death or disability. • Full vesting upon retirement for awards granted since 2021. Pro-rata vesting upon retirement, for awards granted prior to 2021. • Full vesting in the event of a change in control, if (i) replacement awards are not provided or (ii) replacement awards are provided and there is a subsequent qualifying termination.	586 employees, including NEOs, all EMIP participants, other senior leaders, managers and significant contributors, regardless of their position within Lincoln Electric
Performance Shares	• Vest based on performance during the applicable 3-year performance period	• Vest at target upon death or disability. • Full vesting upon retirement, based on actual performance for the applicable 3-year performance period, for awards granted since 2021. Pro-rata vesting upon retirement, based on actual performance for the applicable 3-year performance period, for awards granted prior to 2021. • Vest at target in the event of a change in control, if (i) replacement awards are not provided or (ii) replacement awards are provided and there is a subsequent qualifying termination for awards granted since 2020.	11 employees, including NEOs and all EMIP participants

PERFORMANCE SHARES

Our long-term incentive compensation program includes grants of Performance Shares, which are designed to offer award opportunities aligned with the long-term performance of Lincoln Electric. Target share amounts are set each year at the beginning of a three-year performance cycle based on a 7-day historical average of the stock price, up to and including the grant date. Because awards are made each year and because each award relates to a three-year performance cycle, three different cycles will be running at any point in time. The percentage of the target shares actually paid at the end of the applicable three-year cycle will be based upon achievement of three-year company performance as interpolated against pre-established performance thresholds. Each plan has performance thresholds with percentage payouts attributable to those thresholds ranging from 0% to 200% of target. The Committee retains discretion to modify payments to any participant, to modify targets and/or to modify the performance thresholds (up or down).

PERFORMANCE SHARES FINANCIAL METRICS

The Committee annually reviews and approves the performance metrics that are tied to the Performance Shares. For the open performance cycles, the Performance Shares' two financial metrics are as follows:

Weighting	Performance Metric	Measurement
50%	Adjusted Net Income	• Absolute metric based on the growth in Adjusted Net Income for Compensation Purposes over the 3-year performance period versus goals set at the beginning of the performance cycle. • For the 2021 to 2023 performance cycle the target is based on growth above $238,130,000 (which was the Adjusted Net Income for Compensation Purposes for 2020, when the 2021 to 2023 performance cycle was set). • For the 2021 to 2023 performance cycle, to pay 100% of target, Adjusted Net Income for Compensation Purposes over the 3-year cycle must be at or above 140% of $238,130,000 (or $333,382,000).
50%	Return on Invested Capital	• Relative metric that is derived based on our 3-year average ROIC for Compensation Purposes relative to our proxy peer group. • For the 2021 to 2023 performance cycle the target is based on achieving the 65th percentile in 3-Year Average ROIC for Compensation Purposes relative to our peers.

From time to time, the Committee has considered and approved certain limited adjustments to reported net income (both positive and negative) in determining achievement of performance against the thresholds. Each adjustment is reviewed in detail before it is made. The types of adjustments the Committee has considered include: rationalization charges, certain asset impairment charges, the gains and losses on certain transactions including the disposal of certain assets and other special items, which generally align with the special items disclosed in the Adjusted Net Income table in Appendix A. To the extent an adjustment relates to restructuring or rationalization charges that are intended to improve organizational efficiency, a corresponding charge (equal to the adjustment) is amortized against future years' adjusted net income until that adjustment is fully offset against the intended savings (generally this amortization occurs over a three-year period).

In 2022, the Committee approved excluding the impact of the acquisition of Fori, which was acquired December 1, 2022, from the 2022 ROIC calculation and related comparisons to our proxy peer group. The acquisition of Fori included the closure of a $400 million senior secured term loan to assist in funding the acquisition.

PERFORMANCE THRESHOLDS

In setting the performance ranges for a new three-year period (including the 2023 to 2025 performance cycle), the Committee considers various factors, including historical performance against established ranges, to try to achieve a 50% probability of attaining the target for any cycle. For the 2021 to 2023 Plan, the Committee did not make any modifications to the three-year adjusted net income growth performance ranges or the three-year average ROIC relative to peer ranges.

TIMING FOR SETTING PERFORMANCE METRIC GOALS

Performance targets are set at the beginning of the first fiscal year in the cycle. This timing allows the Committee to see our final financial results for the prior year and allows for more current macro-economic projections to be used.

Historical Performance Shares. The following is a summary of the historical combined Performance Shares results for the last five completed Performance Shares cycles, including the most recently completed cycle (2021 to 2023):

Historical LTIP to Budget (Results for the last five completed Performance Shares cycles)	
	Results
Average	144.4%
Highest Level	200.0%
Lowest Level	94.1%

2021 to 2023 Performance Shares. For the 2021 to 2023 Performance Shares cycle, the maximum performance level for both Adjusted Net Income for Compensation Purposes and ROIC for Compensation Purposes were exceeded, resulting in payouts being made at 200.0% of target. As noted above, the current plan cycle contains two metrics, each with a 50% weighting.



The following is a summary of each of the performance metric goals and results for the most recently completed Performance Shares cycle (2021 to 2023):

3-Year Growth in Adjusted Net Income for Compensation Purposes

The potential payout levels as a percentage of target based on actual performance are summarized below (results are interpolated between individual levels):

Performance Level	3-Year Growth in Adjusted Net Income for Compensation Purposes		Payout as a % of Target
Threshold	10%		25%
	25%		50%
Target	**40%**		**100%**
	50%		150%
Maximum	60%		200%
2023 Actual	124.3%	$534,208	200.0%

Lincoln Electric's Adjusted Net Income for Compensation Purposes over the three-year period increased 124.3% to $534 million, which generated a 100% of target payout for this metric after accounting for the weighting of the financial metric.



Adjusted Net Income Result 200% × **Performance Weighting 50%** = **Payout on Adjusted Net Income Component 100%**

3-Year Average ROIC for Compensation Purposes Relative to LECO Peer Group

The potential payout levels as a percentage of target based on actual performance are summarized below (results are interpolated between individual levels):

Performance Level	3-Year Average ROIC for Compensation Purposes Relative to LECO Peer Group		Payout as a % of Target
	%ile Rank in Peer Group	ROIC Result	
Threshold	40th %ile	11.9%	25%
	50th %ile	12.9%	50%
Target	**65th %ile**	**15.5%**	**100%**
	70th %ile	15.6%	150%
Maximum	80th %ile	17.6%	200%
2023 Actual	94th %ile	24.1%	200%

Lincoln Electric's three-year average ROIC for Compensation Purposes, as compared to its peer group, was at the 89th percentile, which generated a 100% of target payout for this metric after accounting for the weighting of the financial metric.



ROIC Result 200% × **Performance Weighting 50%** = **Payout on ROIC Component 100%**

The following chart shows the target and maximum number of shares of common stock that may be issued for the 2021 to 2023 Performance Shares based on actual performance. Combining the payouts for both metrics, the resulting final payout for the 2021 to 2023 Performance Shares was 200.0% of the target award opportunity.

NEO	Target Award Opportunity (# of shares)	Maximum Award Opportunity Based on Thresholds (# of shares)	Actual Performance Share Payout %	Actual Award (# of shares)
Christopher L. Mapes	15,243	30,486	200.0%	30,486
Gabriel Bruno	3,271	6,542	200.0%	6,542
Steven B. Hedlund	2,606	5,212	200.0%	5,212
Jennifer I. Ansberry	1,995	3,990	200.0%	3,990
Michele R. Kuhrt	1,378	2,756	200.0%	2,756

2023-2025 PERFORMANCE SHARES

In evaluating 2023 long-term incentive compensation (at the beginning of 2023), the Committee reviewed 2022 compensation versus the competitive benchmarks. The Committee concluded that overall the long-term incentive compensation program for the NEOs remained on average above the 50th percentile target but still within the competitive framework. In order to maintain similar positioning within the competitive framework, the NEO's received the following increases in annual LTI targets; 12.8% for Mr. Mapes, 10.8% for Mr. Hedlund, 10.8% for Mr. Bruno, 11.7% for Ms. Ansberry and 12.4% for Ms. Kuhrt. All of these awards are subject to our Recovery of Funds Policy, which is discussed below. The Performance Shares financial metrics for the 2023 to 2025 performance cycle remained consistent with prior years: 50% is based on the growth in Adjusted Net Income for Compensation Purposes over the 3-year performance period and 50% is based on our 3-year average ROIC for Compensation Purposes relative to our proxy peer group. Additionally, the performance ranges for the 2023 to 2025 performance cycle align with the ranges outlined above in analysis of the actual Performance Share payout for the 2021 to 2023 Performance Share cycle. For more information about the quantities of the 2023 stock option, RSU and Performance Share awards actually granted to the NEOs, see the 2023 Grants of Plan-Based Awards table and the Outstanding Equity Awards at 2023 Fiscal Year-End table (and their related narrative disclosure) below.

2023 PROMOTION RSU AND STOCK OPTION AWARDS

In August 2023, in connection with the announced CEO transition plan, the Committee approved an award of $500,000 in RSUs that in general will vest in full after three years and $500,000 in stock options that in general vest ratably over 3 years. The grants were designed to compensate Mr. Hedlund for his assumption of additional duties in anticipation of his new position.

2024 LONG-TERM INCENTIVE ARRANGEMENTS

In August 2023, in conjunction with the announced CEO transition plan, the 2024 EMIP target award for Mr. Mapes was reduced to $5,643,200 for his role as Executive Chair and the 2024 EMIP target award for Mr. Hedlund was increased to $4,787,100 for his role as CEO effective January 1, 2024. In evaluating 2024 long-term incentive compensation (at the beginning of 2024), the Committee reviewed 2023 compensation versus the competitive benchmarks. The Committee concluded that overall the long-term incentive compensation program for the NEOs remained on average above the 50th percentile target but still within the competitive framework. Excluding Mr. Mapes and Mr. Hedlund, the Committee adjusted 2024 long-term incentive compensation opportunities for the NEOs on average 4.2%, placing their LTI targets above the 50th percentile, however still within the competitive framework.

Valuation of Equity Awards. We use standard valuation methods to convert long-term incentive compensation values to shares upon the grant date. These methods consider a 7-day historical average of our stock price, up to and including the grant date, for RSUs and Performance Shares and the grant date Black-Scholes valuation for stock options.

Normal Cycle and Out-of-Cycle Equity Awards. The Committee has discretion in awarding grants to EMIP participants and does not delegate its authority to management, nor does management select or influence the award dates. Occasionally, the Committee may approve limited, out-of-cycle special awards for specific business purposes or in connection with executive promotions or the hiring of new executive employees. However, the date used for normal cycle awards to all EMIP participants, including the NEOs, is the date of a regularly scheduled Committee meeting, which is fixed well in advance and generally occurs at the same time each year.

The Committee has approved delegated authority to the CEO to designate awards through 2024 to certain employees under our equity plan, subject to specific limits established. The CEO can only grant RSU awards and cannot grant awards to any executive officers, Section 16 officers or greater-than-10% beneficial owners of the Company, and such awards must be granted per the agreements and vesting terms already approved by the Committee.

Other Arrangements, Policies and Practices

OVERVIEW OF BENEFITS

We intend to provide a competitive group of benefits for all of our employees targeted at the 50th percentile of the market. Some aspects of our benefit programs are considered non-traditional due to their relationship with our pay for performance and incentive-based philosophies. For example, the premiums for Lincoln Electric-provided medical coverage are primarily paid by employees, including the NEOs, on a pre-tax basis. Premiums for dental coverage, which is a voluntary benefit, are 100% paid by employees. Life insurance coverage paid fully by Lincoln Electric is set at $50,000 per employee, including the NEOs, although employees may purchase additional insurance at their own cost. The NEOs participate in this same cost-sharing approach. We attempt to balance our various non-traditional programs (such as those with a significant portion of the cost borne by the employee) with more traditional programs.

We also provide accidental death and dismemberment benefits to officers, due to the significant amount of travel required in their jobs. Under this program, the premiums of which are paid by the Company, a participant's beneficiary would receive a payment of five times annual total cash compensation up to a maximum of $3,000,000 for executive officers and $2,000,000 for other officers upon an officer's accidental death. The policy also provides dismemberment benefits of up to 100% of the death benefit in the event an officer is permanently and totally disabled as a result of an accident, and it provides for medical evacuation coverage in the event of an accident.

PERQUISITES

Consistent with our pay for performance philosophy, we offer limited perquisites. We pay for an annual physical for officers and other senior management to preserve our investment in them by encouraging them to maintain healthy lifestyles and be proactive in preventative care. We also make available financial planning services to certain officers, enabling them to concentrate on business matters rather than on personal financial planning. However, the cost of these financial planning services is included in the income of the participants. We also pay the cost of certain club dues for some officers to encourage social interaction with peers from other companies, local leadership in the community and to provide the ability to hold business meetings at a convenient offsite location. All personal expenses are borne entirely by the executive and the club dues are included in the income of the participants. Different perquisites are provided from time to time to non-U.S. based executives; however, they are customary and reasonable in nature and amount relative to local market practices (for example, a car lease). Company-paid travel expenses are primarily for business purposes, but occasionally spouses or other guests may accompany our executive officers on business trips. The aggregate incremental cost of such personal travel is attributed to the applicable NEO.

RETIREMENT PROGRAMS

Retirement benefits are provided to our NEOs through the following programs:

The Lincoln Electric Company Employee Savings Plan (401(K) Plan)

- Each eligible employee of The Lincoln Electric Company and certain affiliate companies is eligible to receive up to 6% of annual compensation in Company contributions through:
  - matching employer contributions equal to 100% of before-tax contributions made to the 401(k) Plan, but not in excess of 3% of annual compensation; and
  - automatic employer contributions equal to 3% of annual compensation;
- Matching and automatic contributions are 100% vested when made;
- Certain employees affected by the cessation of accruals under the defined benefit pension plan that we previously maintained are also eligible to receive employer contributions equal to 6% of annual compensation for a minimum period of five years, up to the end of the year in which they complete 30 years of service; and
- All of the NEOs deferred amounts under the 401(k) Plan in 2023.

Restoration Plan

- Created effective January 1, 2017, this unfunded plan is maintained primarily for the purpose of providing deferred compensation for eligible employees whose annual compensation is expected to be in excess of the Internal Revenue Code limit on compensation (Code Limit) applicable to the 401(k) Plan;

- Each participant's account is credited each year with deferred amounts generally as follows:

  - matching employer contributions equal to 3% of annual compensation in excess of the Code Limit; and

  - non-elective employer contributions equal to 3% of annual compensation in excess of the Code Limit;

- All amounts deferred are fully vested at all times;

- Certain employees affected by the cessation of accruals under the defined benefit pension plan that we previously maintained are also eligible to receive employer contributions equal to 6% of annual compensation in excess of the Code Limit for a minimum period of five years, up to the end of the year in which they complete 30 years of service;

- Upon a separation from service prior to age 55, distribution of the account will be made in a single lump sum on the first business day of the seventh month immediately following the separation from service;

- Upon a separation from service on or after age 55, distribution of the account will be made or commence on the first business day of the seventh month immediately following the separation from service in the form of (1) a single lump sum payment; or (2) substantially equal annual installments over a period of at least two but not more than 15 years, as elected; and

- All NEOs participated in the Restoration Plan in 2023.

Amended and Restated 2005 Deferred Compensation Plan for Executives (Top Hat Plan)

- Participants can defer current income on a pre-tax basis, receiving tax-deferred returns on those deferrals

  - Up to 80% of base salary and/or annual bonus can be deferred; and

  - Up to 100% of RSUs or Performance Shares can be deferred;

- For cash deferrals, 27 total investment options available, 26 of which mirror the funds available under the 401(k) Plan, plus the Moody's Corporate Bond Average Index (which provides ''above market'' earnings as reported in the Summary Compensation Table);

- RSUs and Performance Shares that are deferred are deemed invested in a Lincoln Electric Stock fund; these deferrals can be reallocated to other investment options on the later of 6 months after the date on which the amounts are allocated to the participant's account or the date the participant has satisfied his or her stock ownership guidelines;

- Plan includes a recovery of funds provision consistent with the requirements of Dodd-Frank;

- Distributions are permitted in the event of a separation from service, disability, death, change in control or unforeseeable emergency;

- Distributions can also be made at a specified time or under a fixed schedule;

- Distributions may be made in a lump-sum, or by payment in five, ten or fifteen annual installments; and

- As of December 31, 2023, there were 19 active employees eligible to participate in the Top Hat Plan.

More information on these programs can be found in the 2023 Deferred Compensation Benefits section.

CHANGE IN CONTROL ARRANGEMENTS

We have entered into change in control agreements with all of our NEOs. The agreements are designed generally to help assure continued management in the event of a change in control of Lincoln Electric.

The change in control agreements are operative only if a change in control occurs and payments are made if the officer's employment is terminated under certain circumstances (or if the officer terminates employment due to certain adverse employment changes). The agreements provide our NEOs with the potential for continued employment following a change in control, which helps to retain these executives and provide for management continuity in the event of an actual or threatened change in control of Lincoln Electric. They also help ensure that our executives' interests remain aligned with shareholders' interests during a time when their continued employment may be in jeopardy. For a more detailed discussion of our change in control agreements, see Termination and Change in Control Arrangements below. Outside of these change in control agreements, we do not maintain written employment or other severance agreements for U.S.-based employees.

RECOVERY OF FUNDS POLICIES

We maintained a historical clawback policy, called the Recovery of Funds Policy, during 2023. We adopted a new Clawback Policy, effective October 2, 2023, to comply with the requirements of new SEC regulations and Nasdaq listing standards. We also amended, restated and continued the Recovery of Funds Policy (and re-named it the Supplemental Recovery of Funds Policy), effective October 2, 2023, to work in tandem with and as a supplement to the Clawback Policy. Our Clawback Policy and the Recovery of Funds Policy are applicable to all of our executive officers, including our NEOs.

The Clawback Policy provides for the reasonably prompt recovery (or clawback) of certain excess incentive-based compensation received during an applicable three-year recovery period by current or former executive officers in the event we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the securities laws. Triggering events include accounting restatements to correct an error in previously issued financial statements that is material to such previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Excess incentive-based compensation for these purposes generally means the amount of incentive-based compensation received (on or after October 2, 2023) by such executive officer that exceeds the amount of incentive-based compensation that would have been received by such executive officer had it been determined based on the restated amounts, without regard to any taxes paid. Incentive-based compensation potentially subject to recovery under the mandatory accounting restatement provisions of the Clawback Policy is generally limited to any compensation granted, earned or vested based wholly or in part on the attainment of one or more financial reporting measures.

In general, we may utilize a broad range of recoupment methods under the Clawback Policy for mandatory accounting restatement clawbacks. The Clawback Policy does not condition such clawback on the fault of the executive officer, but we are not required to clawback amounts in limited circumstances where the Compensation and Executive Development Committee has made a determination that recovery would be impracticable and (1) we have already attempted to recover such amounts but the direct expense paid to a third party in an effort to enforce the Clawback Policy would exceed the amount to be recovered, (2) the recovery of amounts would violate applicable home country law, or (3) the recovery would likely cause the non-compliance of a tax-qualified retirement plan under the Internal Revenue Code of 1986, as amended, and applicable regulations. Operation of the mandatory accounting restatement provisions of the Clawback Policy is subject to a brief phase-in process during the first few years after its effectiveness. We may not indemnify any such executive officer against the loss of such recovered compensation in the event of a mandatory accounting restatement.

We also continue to maintain the Supplemental Recovery of Funds Policy, which in general provides for compensation recovery on terms substantially similar to the Clawback Policy, but specifically for compensation that is not covered by or subject to the Clawback Policy (for example, that pre-dates the scope or effectiveness of the Clawback Policy). The Supplemental Recovery of Funds Policy is also triggered if we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the securities laws, and applies to our current or former executive officers and their incentive-based compensation (as described above) received during an applicable three-year recovery period.

ANTI-HEDGING/PLEDGING POLICY

Consistent with our philosophy to encourage long-term investment in our common stock, our Directors, executive officers and certain other employees are prohibited from engaging in any speculative transactions involving our securities, including buying or selling puts or calls, or engaging in any derivative or hedging transaction that has the effect of limiting or hedging economic exposure with respect to such person's position in our securities, short sales and margin purchases. In addition, our insider trading policy prohibits future pledging of Lincoln Electric securities by our Directors, executive officers and certain other employees. There are no pledges of our common stock in place for any of our Directors or executive officers.

STOCK OWNERSHIP GUIDELINES

In keeping with our philosophy that officers should maintain an equity interest in Lincoln Electric, we have stock ownership guidelines for officers. The guidelines were reviewed in 2021 and no changes were recommended based on a review of our peer group. Under the current guidelines, our officers are required to own and hold a certain number of our common shares, currently at the levels set forth in the table below:

Executive Group	Ownership Guideline
Chief Executive Officer[1]	5 times base salary
Executive Vice Presidents[2]	3 times base salary
Senior Vice Presidents and all other Executive Officers[3]	2 times base salary

1   Mr. Hedlund (for 2024) and Mr. Mapes (for 2023).

2   Includes Mr. Bruno, Mr. Hedlund (for 2023), Ms. Ansberry, Ms. Kuhrt and one other EMIP participant.

3   Includes Mr. Mapes (for 2024) and other EMIP participants.

Each officer has five years to satisfy his or her applicable stock ownership guideline. An officer must satisfy the applicable stock owner- ship guideline before he or she is permitted to sell shares, including shares issued as a result of RSUs vesting or Performance Shares vesting (other than shares withheld to cover taxes) and shares obtained from the exercise of stock options (other than shares withheld to cover exercise cost and taxes). Unless an officer is promoted into a higher guideline level, the stock ownership guideline will reset every 5 years utilizing updated base pay and stock price information. RSU awards count towards an officer's stock ownership amount, however common shares underlying stock options, Performance Shares and shares held in another person's name (including a relative) do not. As of December 31, 2023, all of our NEOs met the applicable stock ownership guidelines.

DEDUCTIBILITY OF COMPENSATION

Our general philosophy has historically been to qualify future compensation for tax deductibility wherever applicable and appropriate. Although a portion of the amount we recorded as compensation to our NEOs in 2023 was non-deductible, this did not have a significant impact to our income tax position.

As part of the 2017 Tax Cuts and Jobs Act (the ''Tax Reform Act''), the ability to rely on the performance-based compensation exception under Section 162(m) of the U.S. Internal Revenue Code (''Section 162(m)'') was generally eliminated, and the limitation on deductibility generally was expanded to include all NEOs (as well as certain former officers). As a result of the Tax Reform Act, after 2017 and subject to certain grandfathered provisions, we are no longer able to deduct any compensation paid to our NEOs in excess of $1 million.

COMPENSATION COMMITTEE REPORT

The Compensation and Executive Development Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with our management and, based on this review and discussion, recommends that it be included in our Annual Report on Form 10-K for the year ended December 31, 2023 and this Proxy Statement.

By the Compensation and Executive Development Committee:

     

Michael F. Hilton CHAIR	**Marc A. Howze**	**Kathryn Jo Lincoln**	**Phillip J. Mason**	**Hellene S. Runtagh**	**Kellye L. Walker**

Executive Compensation Tables

SUMMARY OF 2023 COMPENSATION ELEMENTS

		Purpose	Competitive Target	Financial Metrics Used	When the 2023 Amount Was Set	The Period to Which the Amount Relates	Where Reported in the SCT[1]
Short-Term	Base Pay	Rewards responsibility, experience and individual performance	Below Market	—	Beginning of 2023	2023	Salary column
	Annual Bonus (EMIP)	Rewards strong annual financial results and individual performance	Above Market (target total cash compensation)	Adjusted Revenue[2], EBITB[2] and AOWC/Sales[2]	Beginning of 2023	2023 Performance	Non-Equity Incentive Plan Compensation column
Long-Term	Stock Options	Rewards the creation of shareholder value	At Market	—	Beginning of 2023	2023 Based Award	Option Awards column
	RSUs	Rewards the creation of shareholder value and strong long-term financial results		—	Beginning of 2023	2023 Based Award	Stock Awards column
	Performance Shares	Rewards the creation of long-term growth and the efficient use of capital		Adjusted Net Income[2] Growth and ROIC[2]	Beginning of 2023	2023 through 2025 Performance	Stock Awards column
Both	Benefits other than Pension	Includes 401(k) contributions, Restoration Plan contributions, insurance and standard expatriate benefits	At Market	—	Various	2023	All Other Compensation column
	Pension Benefits	Includes above-market earnings in the Top Hat Plan		—	Various	For above-market earnings, shows 2023 amounts	Change in Pension Value and Nonqualified Deferred Compensation Earnings column
	Perquisites	Meets specific business needs—includes financial planning, annual physical and certain club dues		—	Various	2023	All Other Compensation column

1   Summary Compensation Table.

2   Financial metrics used for compensation purposes are defined in Appendix A.

2023 SUMMARY COMPENSATION TABLE

This table details total compensation for our NEOs for 2023, 2022 and 2021.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Christopher L. Mapes Chair, President and Chief Executive Officer (through December 31, 2023)	2023	1,107,600	4,196,532	2,068,853	2,777,943	138,395	320,347	10,609,670
	2022	1,065,000	3,672,156	1,833,338	3,088,500	185,377	252,107	10,096,478
	2021	1,030,000	3,483,636	1,766,662	2,569,567	157,838	206,117	9,213,820
Gabriel Bruno Executive Vice President, Chief Financial Officer and Treasurer	2023	540,000	852,046	420,001	979,026	678	197,964	2,989,715
	2022	500,000	759,474	379,178	975,000	643	159,464	2,773,759
	2021	445,000	747,554	379,164	698,528	364	119,322	2,389,932
Steven B. Hedlund Executive Vice President, Chief Operating Officer (through December 31, 2023)	2023	798,833	1,469,165	980,006	1,890,704	—	194,930	5,333,638
	2022	564,584	962,817	340,000	1,317,851	—	186,452	3,371,704
	2021	440,000	595,576	302,086	659,373	—	225,282	2,222,317
Jennifer I. Ansberry Executive Vice President, General Counsel and Secretary	2023	468,000	524,038	258,324	731,351	—	158,939	2,140,652
	2022	432,500	463,212	231,242	684,000	—	130,901	1,941,855
	2021	424,000	455,938	231,257	530,871	—	114,018	1,756,084
Michele R. Kuhrt Executive Vice President, Chief Human Resources Officer	2023	451,000	380,096	187,330	689,797	—	170,874	1,879,097
	2022	438,000	333,902	166,665	830,000	—	131,282	1,899,849
	2021	413,000	314,928	159,669	546,773	—	109,640	1,544,010

1   The amounts reported for 2023 reflect the grant date fair value under FASB ASC Topic 718 for the RSU, Performance Share and stock option awards in 2023. The grant date fair value disclosed for Performance Share awards is based on target performance. Assumptions used in the calculation of these amounts are included in footnote 10 to our audited financial statements for the fiscal year ended December 31, 2023 included in our Annual Report on Form 10-K filed with the SEC on February 27, 2024.

The amounts shown for stock awards for 2023 represent RSU awards as follows: Mr. Mapes $2,098,266, Mr. Hedlund $982,256, Mr. Bruno $426,023, Ms. Ansberry $262,019, and Ms. Kuhrt, $190,048. The amounts shown also include Performance Shares at target as follows: Mr. Mapes $2,098,266, Mr. Hedlund $486,909, Mr. Bruno $426,023, Ms. Ansberry $262,019, and Ms. Kuhrt, $190,048.

The maximum Performance Share award amount with respect to each of the NEOs for 2023 is shown in the table below. The amounts reported reflect the grant date fair value under FASB ASC Topic 718 for the Performance Share awards based on maximum performance.

Name	Year	Maximum Payout (# of Performance Shares)	Maximum Grant Date Fair Value Payout
Christopher L. Mapes	2023	23,848	$4,196,532
Gabriel Bruno	2023	4,842	$ 852,046
Steven B. Hedlund	2023	5,534	$ 973,818
Jennifer I. Ansberry	2023	2,978	$ 524,038
Michele R. Kuhrt	2023	2,160	$ 380,096

2   The amounts shown for 2023 represent payments under our annual bonus (EMIP).

3   The amounts shown for 2023 represent the difference in earnings under the Moody's Corporate Bond Index fund in our Top Hat Plan and a hypothetical rate.

2023 INCREASE IN PENSION VALUE & PREFERENTIAL EARNINGS (TOP HAT PLAN)

Name	Difference in 2023 Earnings Credited in the Top Hat Plan ($)	Moody's Corporate Bond Index Earnings ($)	Hypothetical Market Rate ($)*
Christopher L. Mapes	138,395	1,149,566	1,011,171
Gabriel Bruno	678	5,610	4,932
Steven B. Hedlund	—	—	—
Jennifer I. Ansberry	—	—	—
Michele R. Kuhrt	—	—	—

*   This rate is specified by the SEC rules for proxy disclosure purposes and is based on 120% of the applicable federal long-term rate, compounded monthly for 2023.

4   The amounts shown for 2023 are comprised of the following:

2023 ALL OTHER COMPENSATION

Name	Other Benefits and Perquisites*							
	Company Retirement Contributions ($)[a]	Travel Insurance Premiums ($)	Financial Planning ($)	Physical Examination ($)	Club Dues ($)	Travel and Other Personal Benefits ($)[b]	Standard Expatriate Benefits ($)[c]	Total All Other Compensation ($)
Christopher L. Mapes	251,766	454	15,052	2,051	37,236	13,788	—	320,347
Gabriel Bruno	181,800	454	12,885	2,825	—	—	—	197,964
Steven B. Hedlund	127,001	454	12,733	—	35,702	913	18,127	194,930
Jennifer I. Ansberry	138,240	454	15,750	4,495	—	—	—	158,939
Michele R. Kuhrt	153,720	454	12,943	3,757	—	—	—	170,874

*   The methodology for computing the aggregate incremental cost for the amounts is below:

a   Includes amounts contributed to both the 401(k) Plan and the Restoration Plan

b   Includes the aggregate incremental cost of personal travel expenses attributable to the NEOs.

c   The expatriate benefits shown relate to Mr. Hedlund's previous international assignment and are provided to all U.S. employees who take an international assignment. Amounts are converted to U.S. dollars on a monthly basis based on a month-end conversion price, in local currency, as reported by Bloomberg. The conversion price for Pound Sterling was between £1.24 to $1.00 during the period in 2023 that Mr. Hedlund was receiving tax services associated with his previous expatriate assignment under our standard expatriate package for all employees.

2023 GRANT OF PLAN-BASED AWARDS

The following table provides information relating to plan-based awards granted in 2023 to our NEOs.

Name	Grant Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Threshold [$]	Target [$]	Maximum [$]	Threshold [#]	Target [#]	Maximum [#]				
Christopher L. Mapes	EMIP	2/15/2023	0	1,606,000	3,212,000							
	Options	2/15/2023								44,761	$175.97	2,068,853
	RSUs	2/15/2023							11,924			2,098,266
	PSUs	2/15/2023				0	11,924	23,848				2,098,266
Gabriel Bruno	EMIP	2/15/2023	0	566,000	1,132,000							
	Options	2/15/2023								9,087	$175.97	420,001
	RSUs	2/15/2023							2,421			426,023
	PSUs	2/15/2023				0	2,421	4,842				426,023
Steven B. Hedlund	EMIP	2/15/2023	0	1,093,064	2,186,128							
	Options	2/15/2023								10,385	$175.97	479,995
	RSUs	2/15/2023							2,767			486,909
	PSUs	2/15/2023				0	2,767	5,534				486,909
	Options	8/1/2023								9,227	$200.14	500,011
	RSUs	8/1/2023							2,475			495,347
Jennifer I. Ansberry	EMIP	2/15/2023	0	440,000	880,000							
	Options	2/15/2023								5,589	$175.97	258,324
	RSUs	2/15/2023							1,489			262,019
	PSUs	2/15/2023				0	1,489	2,978				262,019
Michele R. Kuhrt	EMIP	2/15/2023	0	415,000	830,000							
	Options	2/15/2023								4,053	$175.97	187,330
	RSUs	2/15/2023							1,080			190,048
	PSUs	2/15/2023				0	1,080	2,160				190,048

1   The performance-based amounts shown represent the range of cash payouts (from zero to the maximum amount listed) for 2023 under the EMIP. Payments are based on the achievement of company financial performance and the NEO's individual performance. Target awards are set by the Committee in the first quarter each year. Actual payment amounts are determined by the Committee in the first quarter of the following year. The targets shown above are pursuant to the Annual Bonus (EMIP) Formula described in the CD&A (which allows for potential payouts of up to 200% of target).

2   These columns show the potential number of shares of our common stock to be paid out to our NEOs under our Performance Shares (PSUs) at threshold, target and maximum performance. The measures and potential payouts are described in more detail in the CD&A. The grant date fair value, based on target performance for PSUs, is included in the "Stock Awards" column of the Summary Compensation Table. The PSUs generally vest based on performance during the applicable performance period. Dividend equivalents are sequestered by us until the shares underlying the PSUs are distributed, at which time the dividend equivalents are paid in cash. The dividend rate for dividend equivalents paid on the PSUs to the NEOs is the same as for all other shareholders (in other words, it is not preferential). Recipients of PSUs who participate in our EMIP bonus program (which includes all of the NEOs) are eligible to elect to defer all or a portion of their PSUs under our Top Hat Plan - see the 2023 Nonqualified Deferred Compensation section for a description of this plan.

3   The RSUs generally vest upon the recipient remaining in continuous employment for three years from the date of grant and are paid out in our common stock. Dividend equivalents are sequestered by us until the shares underlying the RSUs are distributed, at which time the dividend equivalents are paid in cash. The dividend rate for dividend equivalents paid on the RSUs to the NEOs is the same as for all other shareholders (in other words, it is not preferential). Recipients of RSUs who participate in

our EMIP bonus program (which includes all of the NEOs) are eligible to elect to defer all or a portion of their RSUs under our Top Hat Plan - see the 2023 Nonqualified Deferred Compensation section for a description of this plan. With respect to the award of RSUs to Mr. Hedlund on August 1, 2023, this represents an additional award approved by the Committee equal in value to $500,000 in connection with his pending appointment as President and Chief Executive Officer.

4   The stock options were granted at the closing price of our common shares on the date of the grant. All stock options are non-qualified for tax purposes. We value stock options using the Black-Scholes valuation method. The stock options generally vest over a three-year period (in equal annual increments). All stock options have 10-year terms. With respect to the award of stock options to Mr. Hedlund on August 1, 2023, this represents an additional award approved by the Committee equal in value to $500,000 in connection with his pending appointment as President and Chief Executive Officer.

5   The amounts shown represent the fair value of the RSU awards, the stock option grants and the PSU awards (at target) calculated in accordance with FASB ASC Topic 718 as of the date of the grant. The actual amount, if any, realized upon the exercise of stock options will depend upon the market price of our common shares relative to the exercise price per share of the stock option at the time of exercise. The actual amount realized upon vesting of RSUs will depend upon the market price of our common shares at the time of vesting. The actual number and value of PSUs earned will be based upon our actual performance during the three-year long-term incentive plan cycle and the market price at time of vesting. There is no assurance that the hypothetical full values of the awards reflected in this table will actually be realized.

NARRATIVE DISCLOSURE REGARDING 2023 SUMMARY COMPENSATION TABLE AND 2023 GRANTS OF PLAN-BASED AWARD TABLE

The following highlights the salary and annual bonus percentages of total compensation reported in the 2023 Summary Compensation Table, based on the value of 2023 base salary and 2023 actual annual bonus (EMIP) for each of our NEOs:

Name	% of Base Salary and Annual Bonus To Total Compensation
Christopher L. Mapes	36.6%
Gabriel Bruno	50.8%
Steven B. Hedlund	50.4%
Jennifer I. Ansberry	56.0%
Michele R. Kuhrt	60.7%

The above percentages were based, in each case, on the value of the executive's 2023 base salary and 2023 actual EMIP (or annual bonus). For information regarding the amount of salary and annual bonus compensation in proportion to total compensation, see the ''Our Compensation Philosophy'' section of the CD&A. Further, the grants made in 2023 to the NEOs are described more fully in the CD&A, and information about the change in control severance agreements and the amounts payable to the NEOs pursuant to those arrangements is provided under the section titled ''Termination and Change in Control Arrangements'' in this Proxy Statement.

Holdings of Equity-Related Interests

The following provides information relating to exercisable and unexercisable stock options, RSUs and Performance Shares at December 31, 2023.

OUTSTANDING EQUITY AWARDS AT 2023 FISCAL YEAR-END

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($/sh)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[3]
Christopher L. Mapes	2/21/2018	65,894	—	90.70	2/21/2028	—	—	—	—
	2/18/2019	76,365	—	88.44	2/18/2029	—	—	—	—
	2/19/2020	83,490	—	89.63	2/19/2030	—	—	—	—
	2/17/2021	54,274	27,139	114.27	2/17/2031	15,243	3,314,743	—	—
	2/16/2022	22,352	44,705	128.03	2/16/2032	14,341	3,118,594	28,682	6,237,188
	2/15/2023	—	44,761	175.97	2/15/2033	11,924	2,592,993	23,848	5,185,986
Gabriel Bruno	4/24/2013	—	—	—	—	2,879	626,067	—	—
	2/22/2017	6,670	—	85.30	2/22/2027	—	—	—	—
	2/21/2018	6,150	—	90.70	2/21/2028	—	—	—	—
	2/18/2019	6,682	—	88.44	2/18/2029	—	—	—	—
	2/19/2020	7,305	—	89.63	2/19/2030	—	—	—	—
	2/17/2021	11,648	5,825	114.27	2/17/2031	3,271	711,312	—	—
	2/16/2022	4,623	9,246	128.03	2/16/2032	2,966	644,986	5,932	1,289,973
	2/15/2023	—	9,087	175.97	2/15/2033	2,421	526,471	4,842	1,052,941
Steven B. Hedlund	4/24/2013	—	—	—	—	3,663	796,556	—	—
	2/21/2018	9,313	—	90.70	2/21/2028	—	—	—	—
	2/18/2019	11,741	—	88.44	2/18/2029	—	—	—	—
	2/19/2020	12,837	—	89.63	2/19/2030	—	—	—	—
	2/17/2021	9,280	4,641	114.27	2/17/2031	2,606	566,701	—	—
	2/16/2022	4,145	8,291	128.03	2/16/2032	2,660	578,444	5,320	1,156,887
	5/9/2022	—	—	—	—	2,061	448,185	—	—
	2/15/2023	—	10,385	175.97	2/15/2033	2,767	601,712	5,534	1,203,424
	8/1/2023	—	9,227	200.14	8/1/2033	2,475	538,214	—	—
Jennifer I. Ansberry	2/19/2020	11,124	—	89.63	2/19/2030	—	—	—	—
	2/17/2021	7,104	3,553	114.27	2/17/2031	1,995	433,833	—	—
	2/16/2022	2,819	5,639	128.03	2/16/2032	1,809	393,385	3,618	786,770
	2/15/2023	—	5,589	175.97	2/15/2033	1,489	323,798	2,978	647,596
Michele R. Kuhrt	2/21/2018	3,954	—	90.70	2/21/2028	—	—	—	—
	2/18/2019	5,514	—	88.44	2/18/2029	—	—	—	—
	2/19/2020	7,118	—	89.63	2/19/2030	—	—	—	—
	2/17/2021	4,904	2,454	114.27	2/17/2031	1,378	299,660	—	—
	2/16/2022	2,032	4,064	128.03	2/16/2032	1,304	283,568	2,608	567,136
	2/15/2023	—	4,053	175.97	2/15/2023	1,080	234,857	2,160	469,714

1   Stock options generally vest in three equal annual installments, commencing on the first anniversary of the date of the grant.

2   Amounts shown in this column represent RSU awards. The RSU awards generally vest in full three years from the date of grant. The RSU awards granted to Mr. Bruno and Mr. Hedlund in 2013 vests over seven years following each of their attainment of age 55.

3   The amounts shown in these columns represent the value of RSU and Performance Share awards granted pursuant to our 2006 Equity and Performance Incentive Plan, and our 2015 and 2023 Equity and Incentive Compensation Plans. Value is calculated using the close price of our common stock on the last trading day of 2023.

4   The 2022 and 2023 Performance Shares are shown at maximum payout (200% of the target award) because the target performance level would be exceeded based on performance through December 31, 2023. The payout can range from 0 to 200% of the target and is based upon performance during the three-year cycle ending on December 31 of the second year following the year in which the Performance Shares were granted, as determined by the Committee. Earned Performance Shares are generally settled in shares in the early part of the following year. See the CD&A on how Performance Share payouts are determined.

2023 OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides information on stock options exercised, as well as RSUs and Performance Shares that vested during 2023.

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Christopher L. Mapes	157,640	20,470,981	44,897	10,576,643
Gabriel Bruno	—	—	12,406	2,724,346
Steven B. Hedlund	21,115	2,392,439	10,348	2,308,526
Jennifer I. Ansberry	8,962	981,955	5,910	1,390,460
Michele R. Kuhrt	7,795	812,530	5,336	1,189,473

1   The number of shares acquired on exercise reflects the gross number of shares acquired, without considering any shares that were withheld to pay the option exercise price and/or to satisfy tax withholding requirements. The value realized on exercise represents the gross number of shares acquired on exercise multiplied by the market price of our common stock on the exercise date, less the per share exercise price.

2   The number of shares acquired on vesting reflects the gross number of shares acquired, without considering any shares that were withheld to satisfy tax withholding requirements. The value realized on vesting for RSUs represents the gross number of shares acquired, multiplied by the closing price of our common stock on each applicable vesting date, plus the value of dividend equivalents. The value realized on vesting for Performance Shares represents the gross number of shares acquired, relative to the 2021-2023 performance cycle that was considered earned as of December 31, 2023 but paid out in March 2024, multiplied by the closing price of our common stock on such date, plus the value of dividend equivalents. Amounts are not reduced to reflect any elections by our NEOs to defer receipt of RSUs or Performance Shares award payouts into our Top Hat Plan: Mr. Mapes, 14,411 RSUs and $92,086 in dividend equivalents deferred; and Mr. Bruno, 6,542 Performance Shares and $41,803 in dividend equivalents deferred. For more information about this deferral program, see the CD&A in the "Overview of Benefits" section.

2023 DEFERRED COMPENSATION BENEFITS

We maintain two nonqualified deferred compensation plans in which our NEOs are eligible to participate.

Deferred Compensation Plan (Top Hat Plan)

Our Amended and Restated 2005 Deferred Compensation Plan for Executives (Top Hat Plan) is designed to be a "top-hat" plan that complies with Section 409A of the Internal Revenue Code. Participation is limited to management and highly compensated employees as approved by the Committee. A summary of the Top Hat Plan is provided in the CD&A in the "Other Arrangements, Policies and Practices" section.

Restoration Plan

Our Restoration Plan is designed to provide deferred compensation for eligible employees whose annual compensation is expected to be in excess of the Internal Revenue Code limit on compensation (Code Limit) applicable to the 401(k) Plan. A summary of the Restoration Plan is provided in the CD&A in the "Other Arrangements, Policies and Practices" section.

2023 NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table reflects any NEO contributions and Company contributions for 2023 to our nonqualified deferred compensation plans.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[2]
Christopher L. Mapes	Top Hat Plan	—	2,632,601[3]	7,044,056[4]	—	40,943,385
	Restoration Plan	—	231,966	254,437	—	1,611,334
Gabriel Bruno	Top Hat Plan	—	410,732[5]	634,413[6]	—	2,123,927
	Restoration Plan	—	142,200	75,134	—	627,064
Steven B. Hedlund	Top Hat Plan	—	—	9,051	—	61,686
	Restoration Plan	—	107,201	66,716	—	421,587
Jennifer I. Ansberry	Top Hat Plan	—	—	—	—	—
	Restoration Plan	—	98,640	108,235	—	595,789
Michele R. Kuhrt	Top Hat Plan	—	—	—	—	—
	Restoration Plan	—	114,120	59,782	—	514,821

1   Amounts reported with respect to the Restoration Plan are included in compensation for 2023 in the "All Other Compensation" column of the Summary Compensation Table above and are described in its footnotes.

2   The portions of the amount reported that relate to deferral contributions in prior years have all been reported in the Summary Compensation Table in those years to the extent the individual was a NEO for those years.

3   Represents 14,411 RSUs and $92,086 in cash attributable to dividend equivalents that vested during 2023 and were deferred into the Top Hat Plan.

4   Of the amount reported, $138,395 is included as compensation for 2023 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table and is described in its footnotes.

5   Represents 2,284 Performance Shares and $14,595 in cash attributable to dividend equivalents that vested during 2023 and were deferred into the Top Hat Plan.

6   Of the amount reported, $678 is included as compensation for 2023 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table and is described in its footnotes.

Termination and Change in Control Arrangements

The Key Compensation Programs table below highlights the standard benefits and payments available to NEOs in the event of a termination of employment and/or a change in control. The Termination and Change in Control Table below reflects the estimated additional amounts of compensation each NEO would receive in the event of a termination of employment and/or a change in control. Termination events include: a voluntary termination by the executive; normal retirement of the executive; an involuntary, not-for-cause termination by Lincoln Electric; a for-cause termination by Lincoln Electric; a termination upon a change in control; and a termination due to death or disability. In addition, estimated additional compensation amounts are shown in the event of a change in control without termination of employment. The amounts shown assume that each event occurred on December 29, 2023, the last business day of the calendar year.

TERMINATION OF EMPLOYMENT

No written agreements exist that provide additional payments to a NEO in the event of a voluntary termination of employment with Lincoln Electric or a termination of employment initiated by Lincoln Electric (whether for cause or not). We do not have employment agreements or severance agreements, except for our change in control severance agreements described below.

Pursuant to our standard employment policies, upon termination of employment, a NEO would be entitled to receive the same benefits and payments that are generally available to salaried employees:

- Earned but unpaid base pay, up to the date of termination;

- Earned and unused paid time off, up to the date of termination;

- Vested amounts held in the executive's account under our 401(k) Plan;

- Amounts held in the executive's account under our Top Hat Plan (based on the executive's election); and

- Amounts held in the executive's account under our Restoration Plan.

CHANGE IN CONTROL

We have entered into change in control severance agreements with our NEOs. Pursuant to our change in control severance agreements, in the event of a ''change in control,'' if the NEO's employment is terminated without ''cause'' (as defined in the change in control severance agreement) or the NEO terminates employment for ''good reason'' (as defined in the change in control severance agreement) during the severance period (as described below) (or for certain other employment terminations prior to and related to the change in control, as described in the change in control severance agreement), we will make severance payments and provide certain benefits as indicated in the Key Compensation Programs table below.

The severance period commences on the date of the first occurrence of a change in control and ends on the earlier of (a) the second anniversary of the change in control, or (b) the executive's death. Our NEOs are required to abide by certain restrictive covenants and execute a release of claims in order to receive certain severance payments and benefits under the change in control severance agreements.

The following events in general would constitute a change in control:

- Any individual, entity or group is or becomes the beneficial owner of 30% or more of the combined voting power of the then- outstanding voting stock of Lincoln Electric;

- A majority of the Board ceases to be comprised of incumbent Directors;

- Certain reorganizations, mergers or consolidations, or the sale or other disposition of all or substantially all of the assets of Lincoln Electric, or certain other corporate transactions are consummated; or

- Approval by the shareholders of a complete liquidation or dissolution of Lincoln Electric.

KEY COMPENSATION PROGRAMS

	Voluntary Termination/ Termination with Cause	Involuntary Termination/ Termination without Cause	Normal Retirement[1]	Change in Control (with Termination)[2]	Change in Control (No Termination)	Death or Disability
Severance	None	Company has discretion	None	Lump-sum payment equal to the sum of base pay and bonus as described in the severance agreement times three for the CEO and times two for other NEOs	None	None
Annual Bonus (EMIP)	Forfeited	Forfeited	Pro-rata portion of EMIP[3]	Pro-rata portion of EMIP payment equal to the greater of the actual or target amount	Pro-rata EMIP payment equal to the greater of the actual or target amount	Pro-rata portion of EMIP[3]
Long-Term Incentive Plan (Performance Shares)	Forfeited	Forfeited	Full vesting of Performance Shares, based on actual performance	Accelerated vesting of Performance Shares at target, if replacement award provided and subsequent qualifying termination	No accelerated vesting if replacement award provided and continued employment Accelerated vesting of Performance Shares granted prior to the change in control at target, if no replacement award provided	Accelerated vesting of Performance Shares at target
Stock Options	Unvested stock options forfeited Entitled to exercise vested stock options for a period of three months after termination[4,5]	Unvested stock options forfeited Entitled to exercise vested stock options for a period of three months after termination[4,5]	Accelerated vesting of any unvested stock options with right to exercise such vested options for the remaining period of the original 10-year term[5]	Accelerated vesting of unvested stock options, if replacement award provided and subsequent qualifying termination Entitled to exercise vested stock options for the remaining period of the original 10-year term[5]	No accelerated vesting if replacement award provided and continued employment Accelerated vesting of unvested stock options granted prior to change in control, if no replacement award provided	Accelerated vesting of unvested stock options Entitled to exercise stock options for a period of three years after death or disability[4,5]

	Voluntary Termination/ Termination with Cause	Involuntary Termination/ Termination without Cause	Normal Retirement[1]	Change in Control (with Termination)[2]	Change in Control (No Termination)	Death or Disability
RSUs	Forfeited	Forfeited	Accelerated vesting of RSU awards	Accelerated vesting of RSU awards, if replacement award provided and subsequent qualifying termination	No accelerated vesting if replacement award provided and continued employment Accelerated vesting of RSU awards granted prior to change in control, if no replacement award provided	Accelerated vesting of RSU awards
Outplacement	None	None	None	Maximum of $100,000 for CEO and $50,000 for the other NEOs	None	None
280G Treatment	N/A	N/A	N/A	6	N/A	N/A
Other	Continuing medical and/or dental coverage under COBRA, for which the executive would pay 102% of the applicable premium	Continuing medical and/or dental coverage under COBRA, for which the executive would pay 102% of the applicable premium	Continuing medical and/or dental coverage under COBRA, for which the executive would pay 102% of the applicable premium	Continuing medical insurance (102% of the premium paid by the executive) and life insurance for a period of three years following the NEO's termination date[7]	7	Continuing medical and/or dental coverage with 102% of the premium paid by the executive (or his or her surviving dependents)

1   Subject to any 409A deferred payment requirements. For purposes of the Annual Bonus (EMIP), Normal Retirement is defined as termination at or after age 60 and 5 years of service or at or after age 55 and 25 years of service. For purposes of Performance Shares, stock options and RSUs, commencing with awards granted in 2021, Normal Retirement is defined as termination at or after age 60 and 5 years of service or at or after age 55 and 15 years of service.

2   Provision applicable in the event of a termination without Cause or termination for Good Reason in connection with a Change in Control. With respect to Performance Shares, stock options and RSUs, such termination without Cause or termination for Good Reason must occur within a period of two years after the Change in Control (or in certain employment terminations prior to and related to the change in control) to receive the accelerated vesting treatment.

3   Based on the executive's period of employment during the calendar year, subject to achievement of the applicable personal and financial goals.

4   After which time the vested stock options would expire.

5   Vested stock options canceled if the executive is terminated for cause or the executive engaged in competitive conduct within six months of termination.

6   Severance payments reduced to the 280G (excess parachute payment) safe harbor limit, unless the executive would achieve a better after-tax result paying the excise tax imposed on excess parachute payments. No payment, net of taxes, to compensate for any excise tax imposed.

7   Amounts and/or shares (from vested RSUs or Performance Shares) held in executives' accounts under the Top Hat Plan automatically paid out.

TERMINATION AND CHANGE IN CONTROL TABLE

The following table sets forth estimates of the potential incremental payments to each of our NEOs upon the specified termination events and upon a change in control, both with and without a qualified termination, assuming that each such event took place on the last business day of 2023.

The table does not quantify benefits under plans that are generally available to salaried employees that do not discriminate in favor of NEOs, including the 401(k) Plan, the health care plan and the life insurance plan.

The Annual Bonus (EMIP) amounts represent the difference between target EMIP and actual EMIP payments (as disclosed in the Non-Equity Incentive Plan Compensation column of the 2023 Summary Compensation Table) if target EMIP exceeds actual EMIP in connection with a hypothetical change in control as of the last business day of 2023. The LTIP (Performance Shares) amounts include amounts for the 2022-2024 and 2023-2025 cycles, represented by the target amounts for the two cycles that were open as of the last business day of 2023. There is no amount included for the 2021-2023 cycle because actual performance exceeded target performance.

The following table assumes, in the event of a change in control, replacement awards are provided pursuant to the 2015 and 2023 Equity and Incentive Compensation Plan's respective Stock Option Agreement, Restricted Stock Unit Agreement, and Performance Share Agreement ("Agreements"). Pursuant to the Agreements, if the respective equity awards are not replaced, all outstanding equity awards will accelerate as of the closing date of the change in control. In the event of a change in control where no replacement awards are provided, the accelerated equity values are consistent with the accelerated equity values under Change in Control (Replacement Awards; Qualified Termination).

In addition, the table includes all equity that is accelerated as a result of termination but does not include the value of outstanding equity awards that have previously vested, such as stock options, which awards are set forth above in the Outstanding Equity Awards at December 31, 2023 table. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our change in control agreements, see the "Elements of Executive Compensation" discussion contained in the CD&A.

Under the normal retirement scenario, the retirement definition is either at or after age 60 and 5 years of service or at or after age 55 and 15 years of service, and, as of December 29, 2023, four NEOs were eligible for normal retirement under the equity awards. The Annual Bonus (EMIP) has a retirement definition of either at or after age 55 and 25 years of service or at or after age 60 and 5 years of service, under which three NEOs were eligible for normal retirement as of December 29, 2023. There are no amounts included in the retirement scenario below for the EMIP bonus as (due to calculation on the last business day of the year) it was deemed and assumed to have been fully earned. The amounts shown for the Performance Shares assumes performance at target, although actual payout upon retirement would be based on actual performance determined in the normal course.

	Christopher L. Mapes	Gabriel Bruno	Steven B. Hedlund	Jennifer I. Ansberry	Michele R. Kuhrt
Involuntary Termination/Termination without Cause before Normal Retirement:	N/A	N/A	N/A	N/A	N/A
Normal Retirement:	$23,705,331	$4,924,253	$5,795,990	Not Eligible	$2,149,494
Performance Shares—Accelerated Vesting	$ 5,813,935	$ 1,192,506	$1,200,600	N/A	$ 527,720
Stock Options—Accelerated Vesting	$ 8,655,408	$ 1,804,902	$1,810,956	N/A	$ 784,693
RSUs—Accelerated Vesting	$ 9,235,988	$ 1,926,845	$2,784,434	N/A	$ 837,081

	Christopher L. Mapes	Gabriel Bruno	Steven B. Hedlund	Jennifer I. Ansberry	Michele R. Kuhrt
Change in Control (Replacement Awards; Qualified Termination):	**$35,615,232**	**$7,603,101**	**$10,175,853**	**$5,211,575**	**$4,478,267**
Severance	$ 11,809,901	$ 2,753,528	$ 4,949,000	$ 2,150,871	$ 2,278,773
Annual Bonus (EMIP)	$ 0	$ 0	$ 0	$ 0	$ 0
Performance Shares—Accelerated Vesting	$ 5,813,935	$ 1,192,506	$ 1,200,600	$ 730,054	$ 527,720
Stock Options—Accelerated Vesting	$ 8,655,408	$ 1,804,902	$ 1,810,956	$ 1,102,719	$ 784,693
RSUs—Accelerated Vesting	$ 9,235,988	$ 2,604,946	$ 3,647,122	$ 1,177,931	$ 837,081
Outplacement Estimate	$ 100,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000
280G Cutback	$ 0	$ (802,781)	$ (1,481,825)	$ 0	$ 0
Change in Control (Replacement Awards; No Termination):	$ 0	$ 0	$ 0	$ 0	$ 0
Annual Bonus (EMIP)	$ 0	$ 0	$ 0	$ 0	$ 0
Performance Shares—Accelerated Vesting	$ 0	$ 0	$ 0	$ 0	$ 0
Stock Options—Accelerated Vesting	$ 0	$ 0	$ 0	$ 0	$ 0
RSUs—Accelerated Vesting	$ 0	$ 0	$ 0	$ 0	$ 0
Death or Disability:	**$23,705,331**	**$5,602,354**	**$ 6,658,678**	**$3,010,704**	**$2,149,494**
Performance Shares—Accelerated Vesting	$ 5,813,935	$ 1,192,506	$ 1,200,600	$ 730,054	$ 527,720
Stock Options—Accelerated Vesting	$ 8,655,408	$ 1,804,902	$ 1,810,956	$ 1,102,719	$ 784,693
RSUs—Accelerated Vesting	$ 9,235,988	$ 2,604,946	$ 3,647,122	$ 1,177,931	$ 837,081

CEO Pay Ratio

For 2023, we estimate that the ratio of the annual total compensation of our CEO ($10,609,670 which is the same amount reported for Mr. Mapes in the 2023 Summary Compensation Table) to the annual total compensation of our median employee ($52,942) is 200:1. We note that, due to our permitted use of reasonable estimates and assumptions in preparing this pay ratio disclosure, the disclosure may involve a degree of imprecision, and thus this ratio disclosure is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions described below.

In accordance with Item 402(u) of Regulation S-K, in calculating our CEO pay ratio for 2023, we determined our median employee based on total cash and equity compensation paid to our active employees as of October 1, 2023 for the period beginning on January 1, 2023. We included all full time, part time, seasonal and temporary employees, whether employed domestically or overseas and whether employed directly or by a consolidated subsidiary. Compensation for employees hired during 2023 was annualized for all employees other than temporary or seasonal employees (and full-time equivalencies were not created).

Annual total compensation for the median employee for 2023 was calculated using the same methodology used for our NEOs as set forth in the 2023 Summary Compensation Table. Of the employees that were identified as potential median employees, we selected an employee based in the U.S. that was representative of the largest portion of our workforce. Given the different methodologies that various public companies will use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

Pay Versus Performance

In accordance with Securities and Exchange Commission rules, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and non-PEO named executive officers ("non-PEO NEOs") and certain measures of Company performance for the fiscal years listed below. The Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table (SCT) Total for PEO[1] ($)	Compensation Actually Paid to PEO[1,2,3] ($)	Average SCT Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($)	Value of Initial Fixed $100 Investment Based on:[4]		Net Income ($ Millions)	ROIC for Compensation Purposes[5]
					Company TSR ($)	Peer Group TSR ($)		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	10,609,670	27,971,976	3,085,776	5,933,007	241.00	143.54	545	22.6%
2022	10,096,478	14,415,143	2,496,792	3,176,483	157.95	123.28	472	28.1%
2021	9,213,820	17,818,888	1,978,086	3,241,658	149.83	141.80	276	21.5%
2020	7,077,536	11,078,312	1,936,038	1,600,715	122.93	113.66	206	13.7%

1   Christopher Mapes was our PEO for each year presented. The individuals comprising the non-PEO NEOs for each year presented are listed below.

2023	2022	2021	2020
Gabriel Bruno	Gabriel Bruno	Gabriel Bruno	Gabriel Bruno
Steven Hedlund	Steven Hedlund	Steven Hedlund	Steven Hedlund
Jennifer Ansberry	Jennifer Ansberry	Jennifer Ansberry	Jennifer Ansberry
Michele Kuhrt	Michele Kuhrt	Michele Kuhrt	Michele Kuhrt
			George Blankenship
			Vincent Petrella

2   The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and may not necessarily reflect compensation actually earned, realized, or received by the Company's PEO and non-PEO NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below. Please note that, while similar adjustment information was provided in our 2023 proxy statement for years 2020, 2021 and 2022, under applicable SEC guidance, repeating such adjustment information is not required in this Proxy Statement because in our view it is not material to our shareholders' understanding of the information reported in the table above for 2023 or the related disclosures provided below.

3   Compensation Actually Paid for 2023 (the most recent year included in the table above) reflects the exclusions and inclusions of certain amounts for the PEO and the non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards and Option Awards column are the totals from the Stock Awards and Option Awards columns set forth in the Summary Compensation Table. Amounts in the Exclusion of Change in Pension Value column reflect the amounts attributable to the Change in Pension Value reported in the Summary Compensation Table.

Year	Summary Compensation Table Total for PEO ($)	Exclusion of Change in Pension Value ($)	Exclusion of Stock Awards and Option Awards ($)	Inclusion of Pension Service Cost ($)	Inclusion of Equity Values ($)	Compensation Actually Paid to PEO ($)
2023	10,609,670	—	(6,265,385)	—	23,627,691	27,971,976

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Exclusion of Change in Pension Value ($)	Exclusion of Stock Awards and Option Awards ($)	Inclusion of Pension Service Cost ($)	Inclusion of Equity Values ($)	Compensation Actually Paid to Non-PEO NEOs ($)
2023	3,085,776	—	(1,267,752)	—	4,114,983	5,933,007

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards Granted in Prior Years for PEO ($)	Vesting Date Fair Value of Equity Awards Granted During Year that Vested During Year for PEO ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards Granted in Prior Years that Vested During Year for PEO ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO ($)	Total - Inclusion of Equity Values for PEO ($)
2023	9,660,547	10,846,923	—	3,120,221	—	23,627,691

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards Granted in Prior Years for Non-PEO NEOs ($)	Average Vesting Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards Granted in Prior Years that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2023	1,849,541	1,810,353	—	455,089	—	4,114,983

4   The Peer Group Total Shareholder Return ("TSR") set forth in this table utilizes the S&P 400 Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2023. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in the Company and in the S&P 400 Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

5   We determined ROIC for Compensation Purposes to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and non-PEO NEOs in 2023. More information on ROIC for Compensation Purposes can be found in Appendix A. This performance measure may not have been the most important financial performance measure for prior years and we may determine a different financial performance measure to be the most important financial performance measure in future years.

RELATIONSHIP BETWEEN PEO AND NON-PEO NEO COMPENSATION ACTUALLY PAID AND COMPANY AND PEER GROUP TOTAL SHAREHOLDER RETURN ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our non-PEO NEOs, the Company's cumulative TSR over the four most recently completed fiscal years, and the cumulative TSR of the S&P 400 Index over the same period assuming initial investment of $100 on December 31, 2019.

PEO AND AVERAGE NON-PEO NEO COMPENSATION ACTUALLY PAID VERSUS COMPANY TSR



RELATIONSHIP BETWEEN PEO AND NON-PEO NEO COMPENSATION ACTUALLY PAID AND COMPANY NET INCOME

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our non-PEO NEOs, and our GAAP Net income during the four most recently completed fiscal years.

PEO AND AVERAGE NON-PEO NEO COMPENSATION ACTUALLY PAID VERSUS COMPANY NET INCOME



RELATIONSHIP BETWEEN PEO AND NON-PEO NEO COMPENSATION ACTUALLY PAID AND COMPANY ROIC FOR COMPENSATION PURPOSES

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our non-PEO NEOs, and Company ROIC for Compensation Purposes (annual results) during the four most recently completed fiscal years.



TABULAR LIST OF MOST IMPORTANT FINANCIAL PERFORMANCE MEASURES

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and our Non-PEO NEOs for 2023 to Company performance. The measures in this table are not ranked.

Return on Invested Capital (ROIC) for Compensation Purposes
Adjusted earnings before interest, taxes and bonus (EBITB)
Adjusted Revenue for Compensation Purposes (Adjusted Revenue)
Average operating working capital to net sales ratio (AOWC/Sales) for Compensation Purposes
Adjusted Net Income for Compensation Purposes

Management Ownership of Shares

The following table sets forth certain information regarding ownership of shares of common stock of Lincoln Electric as of December 31, 2023 (except as otherwise indicated) by each of our Directors and NEOs, as well as our Directors and executive officers as a group. Except as otherwise indicated, voting and investment power with respect to shares reported in this table are not shared with others.

RSUs and Performance Shares are generally not reflected in the table as there is no ability to acquire the shares attributable to them within 60 days of December 31, 2023. In addition, any vested RSUs and Performance Shares that are deferred into the Top Hat Plan or the Non-Employee Directors' Deferred Compensation Plan are generally not reflected in the table as there is no ability to acquire the shares attributable to them within 60 days of December 31, 2023. The table includes shares that would be received upon the vesting of RSUs within 60 days of December 31, 2023.

BENEFICIAL OWNERSHIP TABLE

	Number of Shares of Lincoln Electric Common Stock Beneficially Owned[1]	Percent of Class
Directors		
Brian D. Chambers	—[2]	*
Curtis E. Espeland	16,667	*
Bonnie J. Fetch	—[3]	
Patrick P. Goris	592[2]	*
Michael F. Hilton	6,294[2]	*
Marc A. Howze	—[3]	
Kathryn Jo Lincoln	727,630[2,4]	1.28 %
Phillip J. Mason	7,047[5]	*
Ben P. Patel	1,113[2]	*
Hellene S. Runtagh	28,978	*
Kellye L. Walker	2,379[2]	*
NEOs		
Christopher L. Mapes	427,216[6]	*
Gabriel Bruno	60,418[7]	*
Steven B. Hedlund	84,177[8]	*
Jennifer I. Ansberry	45,554[9]	*
Michele R. Kuhrt	43,954[10]	*
All Directors and Executive Officers as a group (21 persons)	1,513,637[11]	2.629%

*   Indicates less than 1%

1   Reported in compliance with the beneficial ownership rules of the SEC, under which a person is deemed to be the beneficial owner of a security, for these purposes, if he or she has, or shares, voting power or investment power over the security or has the right to acquire the security within 60 days of December 31, 2023. With respect to the NEOs and executive officers, the amounts reported do not include any Performance Shares that vested and paid out in March 2024, as the number of Performance Shares to be received by each executive officer was unknown within 60 days of December 31, 2023.

2   The following Directors had amounts deferred under the Non-Employee Directors' Deferred Compensation Plan which is not reflected in the table above: Mr. Chambers 1,908 shares; Mr. Goris 6,124 shares; Mr. Hilton 5,143 shares; Ms. Lincoln 6,124 shares; Dr. Patel 6,124 shares; Ms. Walker 981 shares.

3   Ms. Fetch was elected to the Board on July 20, 2023. In connection with Ms. Fetch's election, she received an initial grant of 264 RSUs that will vest on the first anniversary of the date of grant. Mr. Howze was elected to the Board on October 17, 2023. In connection with Mr. Howze's election, he received an initial grant of 107 RSUs that will vest on the first anniversary of the date of grant.

4   Of the shares reported, 27,353 shares were held of record by a trust established by Ms. Lincoln, under which she has sole investment and voting power. The remaining 700,277 shares were held of record by The Lincoln Institute of Land Policy, of which Ms. Lincoln is the Chair, as to which shares Ms. Lincoln disclaims beneficial ownership. Ms. Lincoln has shared voting and shared investment power on these 700,277 shares.

5   The amount reported does not include 12,005 shares which were held of record by Mr. Mason's spouse in the Paula J. Mason Trust, as to which shares Mr. Mason does not have beneficial ownership.

6   Of the shares reported, Mr. Mapes held of record 45,189 shares. Mr. Mapes has or had the right to acquire 15,243 shares upon the vesting of RSUs within 60 days of December 31, 2023. Mr. Mapes has or had the right to acquire 366,784 shares upon the exercise of stock options within 60 days of December 31, 2023. Mr. Mapes had 27,923 RSUs deferred under the Top Hat Plan which are not reflected in the above table.

7   Of the shares reported, Mr. Bruno held of record 592 shares, of which 277 shares are held jointly with spouse. Mr. Bruno has or had the right to acquire 3,271 shares upon the vesting of RSUs within 60 days of December 31, 2023. Mr. Bruno has or had the right to acquire 56,555 shares upon the exercise of stock options within 60 days of December 31, 2023. Mr. Bruno had 9,220 Performance Shares deferred under the Top Hat Plan which are not reflected in the above table.

8   Of the shares reported, Mr. Hedlund held 26,287 shares of record, 688 shares of which are held in the Stock Purchase Plan, and 2,397 shares of which are held in the 401(k) Plan. Mr. Hedlund has or had the right to acquire 2,606 shares upon the vesting of RSUs within 60 days of December 31, 2023. Mr. Hedlund has or had the right to acquire 55,284 shares upon the exercise of stock options within 60 days of December 31, 2023.

9   Of the shares reported, Ms. Ansberry held of record 14,277 shares, 20 shares of which are held jointly with her spouse. Ms. Ansberry has the right to acquire 1,995 shares upon the vesting of RSUs within 60 days of December 31, 2023. Ms. Ansberry has or had the right to acquire 29,282 shares upon the exercise of stock options within 60 days of December 31, 2023.

10   Of the shares reported, Ms. Kuhrt held 13,219 shares of record, 321 shares of which are held in the 401(k) Plan. Ms. Kuhrt has the right to acquire 1,378 shares upon the vesting of RSUs within 60 days of December 31, 2023. Ms. Kuhrt has or had the right to acquire 29,357 shares upon the exercise of stock options within 60 days of December 31, 2023.

11   Includes 27,661 shares that are RSUs held by all executive officers, as a group, that vest within 60 days of December 31, 2023 and 579,554 shares which all executive officers, as a group, have or had the right to acquire upon the exercise of stock options within 60 days of December 31, 2023.

In addition to the above management holdings, as of December 31, 2023, the 401(k) Plan held 846,329 shares of our common stock, or approximately 1.49% of the shares of our common stock outstanding.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding outstanding Stock Options, RSUs and Performance Shares and shares reserved for issuance under our equity compensation plans as of December 31, 2023:

Plan category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)[2]	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a)) (c)[3]
Equity compensation plans approved by security holders	1,428,753	$108.85	2,192,720
Equity compensation plans not approved by security holders[4]	—	—	—
Total	1,428,753	—	2,192,720

1 The amount shown in column (a) includes the following: 919,619 Nonqualified Stock Options; 87,604 deferred RSUs and deferred Performance Shares; 164,178 Performance Shares (assuming payout levels at maximum-as a result, this aggregate reported number may overstate actual dilution); and 257,352 RSUs.

2 The weighted average exercise price in column (b) includes nonqualified stock options only.

3 The amount shown in column (c) represents common shares remaining available under the 2023 Equity and Incentive Compensation Plan ("Employee Plan") and the 2023 Stock Plan for Non-Employee Directors ("Director Plan"). The Employee Plan provides for the granting of options, appreciation rights, restricted shares, RSUs and performance-based awards. The Director Plan provides for the granting of options, restricted shares and RSUs. Under the Employee Plan, one common share is subtracted from the maximum number of common shares available under the Employee Plan for every common share granted. The amount in the table assumes payout levels at maximum for Performance Shares. Under the Director Plan only one common share is subtracted from the maximum number of common shares available for every common share granted.

4 The Company does not maintain equity compensation plans that have not been approved by its shareholders.

Other Ownership of Shares

Set forth below is information about the number of shares held by any person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known to us to be an owner of more than 5% of the shares of our common stock as of December 31, 2023.

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	5,694,253[1]	9.99%
BlackRock, Inc. 50 Hudson Yards New York, New York 10001	5,334,191[2]	9.36%

1   According to its Schedule 13G/A filed on February 13, 2024, The Vanguard Group has sole voting power over 0 shares, shared voting power over 24,243 shares, sole dispositive power over 5,615,507 shares and shared dispositive power over 78,746 shares. In its Schedule 13G/A filing, The Vanguard Group states that the shares of our common stock reported in the filing were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

2   According to its Schedule 13G/A filed on January 24, 2024, BlackRock, Inc. has sole voting power over 5,223,316 shares and sole dispositive power over 5,334,191 shares. In its Schedule 13G/A filing, BlackRock states that the securities referred to in the filing were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Compensation Committee Interlocks and Insider Participation

During 2023, each of Messrs. Hilton, Howze and Mason and Ms. Lincoln, Ms. Runtagh and Ms. Walker served on the Compensation and Executive Development Committee. No Compensation and Executive Development Committee member was an employee of Lincoln Electric or any of its subsidiaries, and there were no reportable business relationships between Lincoln Electric and the Compensation and Executive Development Committee members. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Compensation and Executive Development Committee. In addition, none of our executive officers serves as a member of the compensation committee of any entity that has one or more of its executive officers serving as a member of our Board.

Annual Meeting Proposals



PROPOSAL 01

Election of Directors

ELECTION OF 12 DIRECTORS TO SERVE UNTIL 2025 ANNUAL MEETING OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED

Our Nominating and Corporate Governance Committee and our Board of Directors have determined that each of the Director Nominees possesses the right skills, qualifications and experience to effectively oversee Lincoln Electric's long-term business strategy.

✓ **THE BOARD RECOMMENDS A VOTE FOR ALL DIRECTOR NOMINEES.**

See ''Proposal 1—Election of Directors'' beginning on page 20 of this Proxy Statement for additional information.

PROPOSAL
02

Ratification of independent registered public accounting firm



✓ **THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Our Board of Directors recommends that shareholders vote ''FOR'' the ratification of the appointment of Ernst & Young LLP as Lincoln Electric's independent registered public accounting firm for the year ending December 31, 2024.

Fees for professional services provided by Ernst & Young LLP as our independent auditors in each of the last two fiscal years, in each of the following categories are:

	2023	2022
Audit Fees	$2,780,000	$2,482,000
Audit-Related Fees	—	246,000
Tax Fees	43,000	479,000
All Other Fees	—	—
Total Fees	$2,823,000	$3,207,000

Audit Fees include fees associated with the annual integrated audit of the financial statements and internal control over financial reporting in 2023 and 2022, the reviews of our quarterly reports on Form 10-Q, certain statutory audits required for our international subsidiaries and services provided in connection with regulatory filings with the SEC. Audit-Related Fees for 2022 primarily relate to audit-related services associated with acquisitions. Tax Fees include tax compliance, transfer pricing and tax advisory services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established a policy regarding pre-approval of all audit and non-audit services performed by our independent auditors, including the scope of and fees for such services. Generally, requests for audit, audit-related and tax services, each as defined in the policy, must be presented for approval prior to the performance of such services, to the extent known at that time. For 2023, the Audit Committee has resolved that four specific categories of services, namely audit services, audit-related services, tax advisory services, and tax compliance services, are permissible without itemized pre-approval in an amount not to exceed for each service:

Pre-Approval Amount	Services
$2,804,000	Audit, and Audit-Related services for acquisitions, new accounting pronouncements and other international statutory requirements
$800,000	Tax Advisory and Tax Compliance services

Itemized detail of all such services performed is subsequently provided to the Audit Committee. In addition, our independent auditors are prohibited from providing certain services described in the policy as prohibited services. All of the fees included in Audit Fees, Audit- Related Fees and Tax Fees shown above were pre-approved by the Audit Committee (or included in the pre-approved fee limits, as applicable, for certain services as detailed above).

Generally, requests for independent auditor services are submitted to the Audit Committee by our Executive Vice President, CFO and Treasurer (or other member of our senior financial management) and our independent auditors for consideration at the Audit Committee's regularly scheduled meetings. Requests for additional services in the categories mentioned above may be approved at subsequent Audit Committee meetings to the extent that none of such services is performed prior to its approval (unless such services are included in the categories of services that fall within the dollar limits detailed above). The Chair of the Audit Committee is also delegated the authority to approve independent auditor services requests under certain dollar thresholds provided that the pre-approval is reported at the next meeting of the Audit Committee. All requests for independent auditor services must include a description of the services to be provided and the fees for such services.

Representatives of Ernst & Young LLP are expected to be available at the Annual Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate shareholder questions. Although ratification of the appointment of the independent auditors is not required by law, the Audit Committee and the Board believe that shareholders should be given the opportunity to express their views on the subject. While not binding on the Audit Committee or the Board, the failure of the shareholders to ratify the appointment of Ernst & Young LLP as our independent auditors would be considered by the Board in determining whether or not to continue the engagement of Ernst & Young LLP. Ultimately, the Audit Committee retains full discretion and will make all determinations with respect to the appointment of independent auditors, whether or not our shareholders ratify the appointment.

MAJORITY VOTE NEEDED

Ratification requires the affirmative vote of the majority of the shares of our common stock present or represented and entitled to vote on the matter at the Annual Meeting. Unless otherwise directed, shares represented by proxy will be voted FOR ratification of the appointment of Ernst & Young LLP. Abstentions will have the same effect as a vote ''against'' the proposal.

 **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

PROPOSAL 03

Approval, on an advisory basis, of NEO compensation



Our Board recommends that shareholders vote ''FOR'' the approval, on an advisory basis, of the compensation of our NEOs.

 **THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Say-on-Pay Vote at 2023 Annual Meeting



96% Approval

96% of shareholders who voted on the "say-on-pay" proposal voted FOR the approval of the compensation of our NEOs.

The Compensation and Executive Development Committee believes that the historically positive say-on-pay shareholder votes reinforce the philosophy and objectives of our executive compensation program. We conduct annual say-on-pay votes. Our next say-on-pay vote will be held at the 2025 Annual Meeting.

Our compensation philosophy is to pay for performance, a philosophy that has been rooted in our history and tradition for almost 130 years. Our compensation program consists of elements designed to complement one another and focus on both short-term and long-term performance. The Compensation and Executive Development Committee regularly reviews peer group data and best practices and trends related to executive compensation to help ensure that our programs are properly aligned with our business strategy and philosophy, as well as promote shareholder value. The Committee receives advice from independent consultants. In addition to the information provided earlier in the CD&A section, we believe shareholders should consider the following in determining whether to approve this proposal:

OUR CULTURE AND PERFORMANCE

To maintain a performance-driven culture, we:

- Expect our executives to deliver above-market financial results;
- Provide systems that tie executive compensation to superior financial performance;
- Take action when needed to address specific business challenges; and
- Maintain good governance practices in the design and operation of our executive compensation programs.

We have a long track record of delivering increased value to our shareholders.

PAY FOR PERFORMANCE

In designing our executive compensation programs, a core philosophy is that our executives should be rewarded when they deliver financial results that provide value to our shareholders. Therefore, we have established a program that ties executive compensation to superior financial performance.

We have a balanced pay mix between short-term and long-term incentives:

- Base Salaries. Base salaries for our NEOs are generally targeted at the 45th percentile of benchmark data (below market median). For 2023, the average base salary increase for the NEOs, excluding Mr. Hedlund in light of his recent promotion and mid-year adjustment, was 5.8%, which included the progression of pay within the competitive benchmark for recently promoted executives.

- Annual Bonus Awards Are Aligned with Our Performance and Contain a Balanced Mix of Metrics. The total cash compensation for our NEOs, which includes base pay and the annual bonus (EMIP), is targeted at the 65th percentile of benchmark data (above market median). The EMIP is based on a balance of metrics—both financial and personal—with the financial components based on Adjusted Revenue for Compensation Purposes, EBITB and AOWC/ Sales for Compensation Purposes and with a mix of consolidated and, if applicable, segment performance. For 2023, annual bonus payments for the NEOs, excluding Mr. Hedlund, increased 2%.

- Performance Share Payouts Were At Maximum. For the 2021-2023 performance cycle, the Performance Shares paid out at maximum, as a result of the maximum performance level for both ROIC for Compensation Purposes and Adjusted Net Income for Compensation Purposes being exceeded.

- Long-Term Incentives Are Aligned with the Interests of Our Shareholders. We believe that incentives should be based on factors that deliver long-term sustainability for Lincoln Electric. Therefore, the NEOs receive three types of long-term incentives. The three components are: (1) stock options, (2) RSUs and (3) Performance Shares. Total awards are targeted at the 50th percentile of benchmark data (at market median).

GOOD GOVERNANCE PRACTICES

In addition to our emphasis on pay for performance, we design our programs to be current with best practices and good corporate governance. We also consider the risks associated with any particular program, design or compensation decision. We believe these assessments result in sustained, long-term shareholder value. Some of the governance practices include:

- Officers Are Subject to Stock Ownership Guidelines

- Compensation and Executive Development Committee Receives Regular Updates

- Compensation and Executive Development Committee Retains Independent Advisors

- No Compensation Consultant Conflicts of Interest

- No Multi-Year Guarantees on Compensation

- No Dividends on Unvested RSUs or Performance Shares

- Compliant Clawback Policy

- Change in Control Agreements Require a Double-Trigger

- No Tax Gross-Ups

- No Hedging or Pledging of Lincoln Electric Stock by Officers

- Limited Perquisites

As illustrated above, the Compensation and Executive Development Committee has and will continue to take action to structure our executive compensation program in a manner that is performance-based, current with best practices and good corporate governance and aimed at sustaining long-term shareholder value. The Board believes that the executive compensation disclosed in the CD&A section, tabular disclosures (including the 2023 Summary Compensation Table) and other narrative disclosures in this Proxy Statement aligns with our peer group pay practices and compensation philosophy.

As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act, we are asking you to cast an advisory (non-binding) vote to approve the following resolution at the Annual Meeting:

RESOLVED, that the compensation awarded to our NEOs, as disclosed pursuant to Item 402 of Regulation S-K in the Compensation Discussion and Analysis and the tabular disclosure (together with the accompanying narrative disclosure) in this Proxy Statement, as required by the rules of the Securities and Exchange Commission, is hereby approved on an advisory basis.

YOUR VOTE MATTERS TO US

As an advisory vote, this proposal is not binding on us. However, the Compensation and Executive Development Committee, which is responsible for designing and administering our executive compensation programs, values the opinions expressed by shareholders in their vote on this proposal and expects to consider the outcome of the vote when making future compensation decisions for NEOs.

MAJORITY VOTE NEEDED

A favorable vote of a majority of the shares of our common stock present or represented by proxy and entitled to vote on the matter is necessary for approval of the proposal. Abstentions will have the same effect as a vote ''against'' the proposal and broker non-votes will not be counted for determining whether the proposal is approved.

 **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE, FOR APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS**

Audit Committee Report

The Audit Committee consists solely of independent Directors within the meaning of the Nasdaq listing standards. The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control over financial reporting. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the audited financial statements in the Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee discussed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee by the applicable requirements of the Public Company Accounting Oversight Board (the ''PCAOB'') and the SEC. In addition, the Audit Committee has received and has discussed with the independent auditors written disclosures regarding their independence as required by PCAOB Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence.*

The Audit Committee discussed with our internal and independent auditors the overall scope and plan for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC. The Audit Committee and the Board have also recommended the selection of Ernst & Young LLP as our independent auditors for the year ending December 31, 2024 and the ratification thereof by the shareholders.

By the Audit Committee:

    

Patrick P. Goris
CHAIR

Brian D. Chambers

Curtis E. Espeland

Bonnie J. Fetch

Ben P. Patel

FAQS

WHO IS SOLICITING PROXIES AND WHY? WHO IS PAYING FOR THE COST OF THIS PROXY SOLICITATION?

The Board solicits the proxy and the Company pays the solicitation cost. Certain officers and employees may also solicit proxies, but do not receive compensation for these activities. We also reimburse custodians, nominees and fiduciaries for reasonable expenses incurred to forward and obtain proxy materials from beneficial holders.

HOW DO WE DISTRIBUTE PROXY MATERIALS TO SHAREHOLDERS SHARING THE SAME ADDRESS?

We use ''householding'' rules to deliver only one set of voting materials (Annual Report and Proxy Statement) to shareholders who share the same address, unless we receive contrary instructions from one or more shareholders at that address. Each shareholder receives a separate proxy card. We will promptly deliver upon request a separate set of proxy materials.

HOW DO I OBTAIN A SEPARATE SET OF PROXY MATERIALS AT NO COST?

Send a written notice to the Corporate Secretary at Lincoln Electric Holdings, Inc., 22801 St. Clair Avenue, Cleveland, Ohio 44117-1199.

WHO MAY VOTE AT THE ANNUAL MEETING?

Record holders as of the close of business on February 29, 2024 (the record date) are entitled to vote at the Annual Meeting. As of the record date, 56,825,265 shares of our common stock were outstanding and each share is entitled to one vote per proposal brought before the meeting.

WHAT IS REQUIRED FOR THERE TO BE A QUORUM AT THE ANNUAL MEETING?

Holders of at least a majority of the shares of our common stock issued and outstanding on the record date (February 29, 2024) must be present, in person or by proxy, to constitute a quorum.

HOW DO I ATTEND AND PARTICIPATE IN THE ANNUAL MEETING?

Any shareholder of record as of the record date (February 29, 2024) can attend the Annual Meeting online at www.virtualshareholdermeeting.com/LECO2024. The webcast will start at 11:00 a.m. ET on April 19, 2024. Shareholders may submit pre-meeting questions online by visiting www.proxyvote.com. Questions must be submitted by Monday, April 15, 2024 at 5:00 p.m. ET. You will need your 16-digit control number that is printed on your proxy card or on the instructions that accompanied your proxy materials to access the meeting. Instructions on how to attend the Annual Meeting are posted at www.virtualshareholdermeeting.com/LECO2024. We encourage you to access the meeting prior to the start time to allow ample time to complete the online check-in process.

If you encounter any technical difficulties accessing the virtual meeting during check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page.

WHY IS THE ANNUAL MEETING A VIRTUAL, ONLINE MEETING?

We believe that hosting a virtual meeting will facilitate shareholder attendance and participation by enabling shareholders to participate from any location around the world and improves our ability to communicate more effectively with our shareholders. We have designed the virtual meeting to provide substantially the same opportunities to participate as you would have at an in-person meeting. We are providing opportunities for shareholders to submit questions prior to the meeting to enable us to address appropriate questions at the Annual Meeting.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A REGISTERED SHAREHOLDER OR AS A BENEFICIAL HOLDER?

- **Registered Shareholders:** If your shares are directly registered in your name with our transfer agent/registrar, you are considered the registered shareholder, or shareholder of record. Proxy materials will be sent directly to you and you may vote during the meeting at www.virtualshareholdermeeting.com/LECO2024, or by telephone, by Internet or by mail in the envelope provided.

- **Beneficial Holders:** You are a beneficial holder if your shares are held indirectly in a brokerage account, by a trustee, or by another nominee. These entities are considered the shareholder of record and the shares are considered held in "street name." Proxy materials are sent to the entity and they forward a voting instruction card to you, the beneficial holder. As a beneficial holder, you have the right to direct the entity on how to vote your shares and you may also attend the Annual Meeting. Since you are not the shareholder of record, you may not vote during the meeting unless you obtain a legal proxy from the entity that holds your shares. Please refer to the information your broker, trustee or nominee provided to see what voting options are available to you. If you have not heard from your broker, trustee or nominee, please contact them.

WHAT SHARES ARE INCLUDED ON THE PROXY CARD?

Shareholder type:	Registered Shareholder & participant in The Lincoln Electric Company Employee Savings Plan (401(k) Plan)	Beneficial Holder with shares held by a broker, trustee or nominee	Both a Registered Shareholder and a Beneficial Holder of shares
Shares included on the proxy card:	All shares registered in your name will be represented (including 401(k) plan shares) Note: If you do not have identical names on your accounts, we cannot consolidate your share information.	You will receive a voting instruction form from your broker, trustee or nominee instructing you on how to vote.	You will receive a proxy card from us and a voting instruction form from your broker, trustee or nominee instructing you on how to vote.

WHAT IS A BROKER NON-VOTE AND WHAT EFFECT DOES IT HAVE?

A broker non-vote occurs when a broker or other nominee does not receive voting instructions from the beneficial holder and is then unable to vote the shares. **If you hold your shares beneficially through a broker, trustee or nominee, you must communicate your voting instructions to them to have your shares voted.** Please note that your nominee cannot vote on your behalf on the election of Directors (Proposal 1), or the approval, on an advisory basis, of NEO compensation (Proposal 3), unless you provide specific voting instructions to them by following the instructions provided to you.

Broker non-votes, as well as abstentions, will be counted to determine whether a quorum is present at the Annual Meeting. Broker non-votes will not be counted when determining votes for a particular proposal (i.e., it will not be considered a vote "cast").

HOW DO I VOTE AT THE ANNUAL MEETING?

REGISTERED SHAREHOLDERS

Vote during the meeting at www.virtualshareholdermeeting.com/LECO2024 or by proxy in any one of four ways outlined in the Proxy Summary section of this Proxy Statement.

PARTICIPANTS IN THE 401(k) PLAN

The 401(k) Plan's independent Trustee, Fidelity Management Trust Company, will vote your 401(k) Plan shares according to your voting directions, which you can provide by Internet, telephone or mail. As 401(k) Plan shares are held in a qualified plan, you are not able to vote 401(k) Plan shares during the Annual Meeting. If you do not vote, the Trustee will not vote your plan shares.

BENEFICIAL HOLDERS

If your shares are held by a bank, broker, trustee or some other nominee (in street name), that entity will give you separate voting instructions.

WHAT HAPPENS IF I SIGN, DATE AND RETURN MY PROXY BUT DO NOT SPECIFY HOW I WANT MY SHARES VOTED ON THE PROPOSALS?

Registered Shareholders: Your shares will be voted **FOR** the election of all of the Director nominees, **FOR** the ratification of the appointment of our independent registered public accounting firm, and **FOR** the approval, on an advisory basis, of the compensation of our NEOs.

Beneficial Holders: Your nominee cannot vote your uninstructed shares on non-routine matters such as Proposal 1 (election of Directors), or Proposal 3 (approval, on an advisory basis, of NEO compensation). Your nominee can vote your uninstructed shares on routine matters such as Proposal 2 (ratification of the appointment of our independent registered public accounting firm).

MAY I REVOKE MY PROXY OR CHANGE MY VOTE?

Registered Shareholders: Yes, you may change or revoke your proxy prior to the closing of the polls in any one of the following FOUR ways:

1. Send a written notice to our Corporate Secretary stating that you want to revoke your proxy;

2. Mail a completed and signed proxy card with a later date, but prior to the cut-off dates prior to the Annual Meeting (which will automatically revoke the earlier proxy);

3. Vote by telephone or Internet at a later date, but prior to the cut-off dates prior to the Annual Meeting (which will automatically revoke the earlier proxy); or

4. Vote during the Annual Meeting at www.virtualshareholdermeeting.com/LECO2024. Because 401(k) plan shares are held in a qualified plan, you are not able to revoke or change your vote on 401(k) plan shares at the Annual Meeting.

Beneficial Holders: Check with your broker, trustee or nominee to determine how to change your vote.

WHO COUNTS THE VOTES?

Broadridge Financial Solutions, Inc. is the independent agent who receives and tabulates the votes. They are also our inspector of elections at the Annual Meeting.

MAY I RECEIVE FUTURE SHAREHOLDER COMMUNICATIONS OVER THE INTERNET?

Registered Shareholders: Yes. Please mark the appropriate box on your proxy card, or follow the prompts if voting by telephone or Internet.

Beneficial Holders: Refer to the information provided by your nominee on how to select future shareholder communications by Internet.

WHEN ARE SHAREHOLDER PROPOSALS DUE TO BE CONSIDERED FOR INCLUSION IN NEXT YEAR'S ANNUAL MEETING IN 2025?

In order to have a shareholder proposal included in our proxy materials for the 2025 Annual Meeting, a shareholder proposal must be received in writing by the Corporate Secretary at Lincoln Electric Holdings, Inc., 22801 St. Clair Avenue, Cleveland, Ohio 44117-1199 on or before November 18, 2024.

If shareholders want to present proposals at our 2025 Annual Meeting that are not included in Lincoln Electric's proxy materials, they must comply with the requirements in our Amended and Restated Code of Regulations. These include providing a written notice containing certain information, and such notice must be received no earlier than

December 20, 2024 and no later than January 19, 2025. If the Board of Directors chooses to present any information submitted after the applicable deadlines at the 2025 Annual Meeting, then the persons named in proxies solicited by the Board for the 2025 Annual Meeting may exercise discretionary voting power with respect to such information.

MAY I SUBMIT A NOMINATION FOR DIRECTOR?

Yes. To submit a Director nomination, a shareholder must send a written notice to the Corporate Secretary at Lincoln Electric Holdings, Inc., 22801 St. Clair Avenue, Cleveland, Ohio 44117-1199. The notice must include information required by our Amended and Restated Code of Regulations, including, among other things, information about the shareholder and the person he or she intends to nominate, as well as a representation that the shareholder intends to solicit proxies in support of nominees other than the nominees of the Board. For the 2025 Annual Meeting, nominations must be received in the Corporate Secretary's Office no earlier than December 20, 2024 and no later than January 19, 2025.

For the 2024 Annual Meeting, nominations must have been received by the Corporate Secretary's Office no earlier than December 21, 2023 and no later than the close of business on January 20, 2024.

HOW DO I CONTACT LINCOLN ELECTRIC?

FOR GENERAL INFORMATION:	TO CONTACT THE DIRECTORS:
Lincoln Electric Holdings, Inc. 22801 St. Clair Avenue Cleveland, Ohio 44117-1199 Attention: Amanda Butler, Vice President, Investor Relations & Communications	Lincoln Electric Holdings, Inc. 22801 St. Clair Avenue Cleveland, Ohio 44117-1199 Attention: Corporate Secretary Please name any specific intended Board recipient(s) in the communication. Prior to forwarding any correspondence, the Corporate Secretary will review the correspondence and, at his or her discretion, may not forward certain items if they are deemed of a frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, some of that correspondence may be forwarded elsewhere within Lincoln Electric for review and possible response.

 **PLEASE VISIT OUR WEBSITE AT WWW.LINCOLNELECTRIC.COM FOR CURRENT DEVELOPMENTS AT LINCOLN ELECTRIC. THE INFORMATION ON OUR WEBSITE IS NOT INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT OR ANY OF OUR PERIODIC REPORTS.**

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Appendix A—Definitions and Non-Gaap Financial Measures

The discussion of our results in the CD&A and other sections of this Proxy Statement includes reference to our EBIT, EBITB, Adjusted net income, Adjusted diluted earnings per share, Adjusted EBIT, Adjusted operating income, Adjusted operating income margin, Adjusted effective tax rate, Adjusted Return on Invested Capital (Adjusted ROIC), Average Operating Working Capital to Sales (AOWC/Sales), Total Shareholder Return (TSR), Organic Sales, Cash Conversion and Free Cash Flow (FCF) performance. Some of these metrics are considered Non-GAAP financial measures, as management uses various GAAP and non-GAAP financial measures in assessing and evaluating our underlying operating performance. Non-GAAP financial measures exclude the impact of special items on our reported financial results. Non-GAAP financial measures should be read in conjunction with the generally accepted accounting principles in the United States (''GAAP''), as non-GAAP measures are a supplement to, and not a replacement for, GAAP financial measures. The following defines the financial and non-GAAP financial measures discussed in the CD&A and other sections of this Proxy Statement. Certain reclassifications have been made to prior year financial statements and financial measures to conform to current year classifications.

ADJUSTED DILUTED EARNINGS PER SHARE

Adjusted Diluted Earnings Per Share is defined as reported Diluted Earnings Per Share excluding certain disclosed special items.

ADJUSTED EBIT

Adjusted EBIT is defined as reported EBIT excluding certain disclosed special items.

ADJUSTED EFFECTIVE TAX RATE

Adjusted Effective Tax Rate is defined as reported Effective Tax Rate excluding the tax effect of certain disclosed special items.

ADJUSTED NET INCOME

Adjusted Net Income is defined as reported Net Income excluding certain disclosed special items.

ADJUSTED NET INCOME FOR COMPENSATION PURPOSES

Adjusted Net Income for Compensation Purposes is defined as reported Net Income excluding certain disclosed special items and other adjustments as approved by the Compensation and Executive Development Committee.

ADJUSTED OPERATING INCOME

Adjusted Operating Income is defined as reported Operating Income excluding certain disclosed special items.

ADJUSTED OPERATING INCOME INCREMENTAL MARGIN

Adjusted Operating Income Incremental Margin is defined as the change in Adjusted Operating Income between two periods divided by the change in Net sales between the same two periods.

ADJUSTED OPERATING INCOME MARGIN

Adjusted Operating Income Margin is defined as Adjusted Operating Income divided by Net sales.

ADJUSTED RETURN ON INVESTED CAPITAL (ADJUSTED ROIC)

Adjusted ROIC is defined as rolling 12 months of Adjusted net income excluding tax-effected interest income and expense divided by invested capital.

ADJUSTED REVENUE FOR COMPENSATION PURPOSES (ADJUSTED REVENUE)

Adjusted Revenue for Compensation Purposes is defined as Net sales calculated at budgeted exchange rates and adjusted for the results of businesses acquired during the year. Additionally, a price collar may be approved by the Committee to limit the impact of pricing on the metric, resulting in growth of the metric focusing primarily on organic sales volumes. For 2023, a +/- 2% price collar was approved by the Compensation and Executive Development Committee for use when calculating this metric. The price collar limits the impact of either price increases or decreases to 2%. Net sales is a representative measure of Adjusted Revenue for Compensation Purposes.

AVERAGE OPERATING WORKING CAPITAL TO SALES (AOWC/SALES)

Average operating working capital to Net Sales (AOWC/Sales) is defined as the sum of Accounts receivable, Inventories and contract assets less Trade accounts payable and contract liabilities as of a period end divided by annualized rolling three months of Net sales.

AVERAGE OPERATING WORKING CAPITAL TO SALES FOR COMPENSATION PURPOSES (AOWC/SALES FOR COMPENSATION PURPOSES)

Average operating working capital to Net Sales for Compensation Purposes (AOWC/Sales for Compensation Purposes) is defined as the sum of Accounts receivable, Inventories (excluding LIFO inventory reserves) and contract assets less Trade accounts payable and contract liabilities as of a period end divided by annualized rolling three months of Net sales.

CASH CONVERSION

Cash Conversion is defined as Free Cash Flow divided by Adjusted Net Income.

EBIT

EBIT is an amount equal to earnings before interest and tax defined as operating income plus Other income (expense).

EBITB

EBITB is an amount equal to earnings before interest, tax and bonus, calculated at budgeted exchange rates and adjusted for special items as determined by management. The adjustments for special items include such items as rationalization charges, certain asset impairment charges, the gains and losses on certain transactions including the disposal of assets and the results of businesses acquired during the year. Adjusted Operating Income is a representative measure of EBITB.

FREE CASH FLOW (FCF)

Free Cash Flow is defined as Net cash provided by operating activities less Capital expenditures.

ORGANIC SALES

Organic Sales is defined as sales excluding the effects of foreign currency and acquisitions.

RETURN ON INVESTED CAPITAL (ROIC)

Return on invested capital (ROIC) is defined as rolling 12 months of Net income excluding tax-effected interest income and expense divided by invested capital.

RETURN ON INVESTED CAPITAL (ROIC) FOR COMPENSATION PURPOSES

ROIC for Compensation Purposes is calculated by an independent third-party and is adjusted for certain transactions as approved by the Compensation and Executive Development Committee.

TOTAL SHAREHOLDER RETURN (TSR)

TSR is an amount equal to the net stock price change for our common stock plus the reinvestment of dividends paid over the prescribed period of time.

ADJUSTED OPERATING INCOME

The following table presents a reconciliation of Operating income as reported to Adjusted operating income for the years ended December 31, 2021 to 2023:

($ in thousand)	Year Ended December 31,		
	2023	**2022**	**2021**
Operating income (as reported)	$717,849	$612,336	$461,669
Special items (pre-tax):			
Rationalization and asset impairment charges	(11,314)	11,788	9,827
Acquisition transaction costs	0	6,003	1,923
Amortization of step up in value of acquired inventories	12,252	1,106	5,804
Adjusted operating income	$718,787	$631,233	$479,223
Adjusted operating income margin	17.1%	16.8%	14.8%

ADJUSTED NET INCOME AND ADJUSTED DILUTED EARNINGS PER SHARE

The following table presents reconciliations of Net income and Diluted earnings per share as reported to Adjusted net income and Adjusted diluted earnings per share for the years ended December 31, 2021 to 2023:

($ in thousands except per share amounts)	Year Ended December 31,		
	2023	**2022**	**2021**
Net income (as reported)	$545,248	$472,224	$276,466
Special items:			
Rationalization and asset impairment charges	(11,314)	11,788	9,827
Pension settlement net charges	845	(4,273)	126,502
Acquisition transaction costs	0	6,003	1,923
Amortization of step up in value of acquired inventories	12,252	1,106	5,804
Tax effect of Special items	2,537	(1,192)	(47,188)
Adjusted net income	$547,922	$485,656	$373,334
Diluted earnings per share (as reported)	$ 9.37	$ 8.04	$ 4.60
Special items per share	0.04	0.23	1.62
Adjusted diluted earnings per share	$ 9.41	$ 8.27	$ 6.22

RETURN ON INVESTED CAPITAL (ROIC)

The following table presents calculations of Reported and Adjusted ROIC for the years ended December 31, 2021 to 2023:

($ in thousands)	Year Ended December 31,		
	2023	2022	2021
Net income [as reported]	$545,248	$472,224	$276,466
Plus: Interest expense (after-tax)	38,050	23,276	17,794
Less: Interest income (after-tax)	5,033	1,202	1,172
Net operating profit after taxes	$578,265	$494,298	$293,088
Special Items:			
Rationalization and asset impairment charges	(11,314)	11,788	9,827
Acquisition transaction costs	0	6,003	1,923
Pension settlement net charges	845	(4,273)	126,502
Amortization of step up in value of acquired inventories	12,252	1,106	5,804
Gains on asset disposals	(1,646)	0	0
Tax effect of Special Items	2,537	(1,192)	(47,188)
Adjusted net operating profit after taxes	$580,939	$507,730	$389,956

Invested Capital	December 31, 2023	December 31, 2022	December 31, 2021
Short-term debt	$ 2,439	$ 93,483	$ 52,730
Long-term debt, less current portion	1,102,771	1,110,396	717,089
Total debt	1,105,210	1,203,879	769,819
Total equity	1,308,852	1,034,041	863,909
Invested capital	$2,414,062	$2,237,920	$1,633,728
ROIC as reported	24.0%	22.1%	17.9%
Adjusted ROIC	24.1%	22.7%	23.9%

CASH CONVERSION

The following table presents calculations of Cash Conversion for the years ended December 31, 2021 to 2023:

($ in thousands)	Year Ended December 31,		
	2023	2022	2021
Net cash provided by operating activities	$667,542	$383,386	$365,063
Less: Capital expenditures	90,987	71,883	62,531
Free Cash Flow	$576,555	$311,503	$302,532
Adjusted net income	$547,922	$485,656	$373,334
Cash Conversion	105%	64%	81%